NOTICE AND INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

and

MEETING OF HOLDERS OF THE

11% CONVERTIBLE SECURED DEBENTURES

To Be Held At

1500 Royal Centre

1055 West Georgia Street
Vancouver, British Columbia

on March 14, 2008

IN RESPECT OF AN ARRANGEMENT

AMONG

CUSAC GOLD MINES LTD., ITS SECURITYHOLDERS,
HAWTHORNE GOLD CORP.

AND 0811381 B.C. LTD.

Dated as of February 13, 2008

Dear holders of common shares (“Cusac Shares”) and 11% convertible secured debentures (“Cusac Debentures”) of Cusac Gold Mines Ltd. (“Cusac”):

You are invited to attend the special meetings (the “Cusac Meetings”) of holders of Cusac Shares (“Cusac Shareholders”) and Cusac Debentures (“Cusac Debentureholders”) to be held on March 14, 2008 at the times and place set out in the accompanying notices of the Cusac Meetings pursuant to an interim order of the Supreme Court of British Columbia dated February 14, 2008.

The Cusac Meetings have been called in order that you may consider and vote on a proposed statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) between Cusac, Hawthorne Gold Corp. (“Hawthorne”) and Hawthorne’s wholly-owned subsidiary 0811381 B.C. Ltd. (“HawthorneSub”) The Arrangement provides that (a) Hawthorne will acquire 100% of the outstanding Cusac Shares in exchange for Hawthorne common shares (“Hawthorne Shares”) on the basis of 0.0526 of a Hawthorne Share for each Cusac Share; (b) outstanding Cusac warrants and options will be exchanged for financially equivalent Hawthorne warrants and options; (c) one Hawthorne Share will be issued to the Cusac Debentureholders for each two dollars of principal and interest owing on the Cusac Debentures; and (d) Cusac will be amalgamated with HawthorneSub so that Cusac will become a wholly-owned subsidiary of Hawthorne. These transactions are discussed in further detail in the accompanying management proxy circular (the “Circular”).

The past year has been an extremely difficult time for Cusac beginning with the disappointing tonnage and grade results from the Rory Vein and culminating in the substantial and ill-timed flooding of the East Bain Decline in September, 2007 which forced Cusac to close the mine. During the first nine months of 2007, Cusac incurred significant losses and by September 30, 2007 was without any working capital.

Over the last several months, the directors have explored numerous alternatives to address Cusac’s financial condition and to realize maximum value for the Cusac securityholders and its creditors. The proposed Arrangement is a result of the directors’ efforts and deliberations and is intended to provide Cusac with a sound operational and financial basis for the future. The directors believe that Hawthorne’s management team, business plan and financial strength is a good fit for Cusac and will provide a positive way forward for Cusac’s securityholders.

Cusac’s board of directors has unanimously determined that the terms of the Arrangement are fair to the Cusac securityholders generally and, in particular, to the holders of Cusac Shares and Cusac Debentures. This determination is based upon the factors detailed in the Circular under the heading “The Arrangement - Reasons for the Arrangement and Recommendations of the Cusac Board”.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE RESOLUTIONS APPROVING THE ARRANGEMENT TO BE CONSIDERED AT THE CUSAC MEETINGS.

The Arrangement is a complex transaction. The accompanying Circular contains a detailed description of the Arrangement and other information concerning Cusac to assist you in considering this matter. You are urged to review this information carefully and, if you require assistance, to consult with your legal, tax or other professional advisors.

It is important that your securities be represented at the Cusac Meetings. Whether or not you are able to attend personally, please complete, sign, date and return the enclosed form or forms of proxy at your earliest convenience in accordance with the instructions set out in the forms of proxy and in the Circular. You may, of course, attend the Cusac Meetings and vote in person even if you have already returned your proxy.

Yours truly,

signed “Guilford H. Brett”

Chairman, Board of Directors

Cusac Gold Mines Ltd.

Cusac Gold Mines Ltd.

c/o 1600 – 409 Granville Street
Vancouver, BC  V6C 1T2
Facsimile (604) 682-7576

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Cusac Shareholder Meeting”) of holders of common shares of CUSAC GOLD MINES LTD. (“Cusac”) will be held at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, on March 14, 2008 at 10:00 a.m., local time, for the following purposes:

1.

To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Cusac Shareholder Arrangement Resolution”), with or without variation, authorizing, approving and adopting a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporation Act (British Columbia) (the “BCBCA”) among Cusac and its securityholders, and involving Hawthorne Gold Corp. (“Hawthorne”) and 0811381 B.C. Ltd. (“HawthorneSub”), providing for, inter alia, the acquisition of 100% of the outstanding common shares of Cusac (the “Cusac Shares”) by Hawthorne on the basis set forth in the accompanying Management Information Circular (the “Circular”);

2.

To consider any amendment to or variation of any matter identified in this Notice; and

3.

To transact such other business as may be properly brought before the Cusac Shareholder Meeting or any adjournment thereof.

All registered shareholders of Cusac are entitled to attend and vote at the Cusac Shareholder Meeting in person or by proxy. The Board of Directors of Cusac requests all Cusac Shareholders who will not be attending the Cusac Shareholder Meeting in person to read, date and sign the accompanying proxy and deliver or fax it to Cusac’s office at the address and fax number listed above. If a Cusac Shareholder does not deliver a proxy as aforesaid on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the Cusac Shareholder Meeting or any adjournment thereof, the Cusac Shareholder will not be entitled to vote at the Cusac Shareholder Meeting by proxy. Only Cusac Shareholders of record at the close of business on February 8, 2008 will be entitled to vote at the Cusac Shareholder Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to an agreement dated for reference December 18, 2007 (the “Arrangement Agreement”) among Cusac, Hawthorne and HawthorneSub.  The Circular includes a description of the Arrangement and the Arrangement Agreement.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court.  Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”).  A copy of the Interim Order and the proposed form of the Final Order are attached as Appendices “D” and “H”, respectively, to the Circular.

Holders of record of Cusac Shares who are unable to attend the Cusac Shareholder Meeting in person and who wish to ensure that their Cusac Shares will be voted at the Cusac Shareholder Meeting are requested to complete, sign and date the enclosed form of proxy and deliver it by hand or email in accordance with the instructions set out in the form of proxy and in the Circular.

AND TAKE NOTICE that as a consequence of the first proposed resolution above approving the Arrangement, Cusac Shareholders have the right to dissent to the Arrangement and, if the Arrangement becomes effective, be paid fair value for their shares in accordance with the provisions of §237-247 of the BCBCA.  The right of dissent and the provisions of the BCBCA are described in the Circular under the heading “Rights of Dissenting Cusac Shareholders”.

The Circular and form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 13th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “David H. Brett”

President, CEO and Director

Cusac Gold Mines Ltd.

c/o 1600 – 409 Granville Street
Vancouver, BC  V6C 1T2
Facsimile (604) 682-7576

NOTICE OF MEETING OF DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN THAT a meeting (the “Cusac Debentureholder Meeting”) of holders of the 11% secured convertible debentures (the “Cusac Debentures”) of CUSAC GOLD MINES LTD. (“Cusac”) will be held at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, on March 14, 2008 at 11:00 a.m., local time, for the following purposes:

1.

To consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) and, if deemed advisable, to pass a special resolution (the “Cusac Debentureholder Arrangement Resolution”), with or without variation, authorizing, approving and adopting a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporation Act (British Columbia) (the “BCBCA”) among Cusac and its securityholders, and involving Hawthorne Gold Corp. (“Hawthorne”) and 0811381 B.C. Ltd. (“HawthorneSub”), providing for, inter alia, the acquisition of 100% of the Cusac Debentures by Hawthorne on the basis set forth in the accompanying Management Information Circular (the “Circular”);

2.

To consider any amendment to or variation of any matter identified in this Notice; and

3.

To transact such other business as may be properly brought before the Cusac Debentureholder Meeting or any adjournment thereof.

All registered debentureholders of Cusac are entitled to attend and vote at the Cusac Debentureholder Meeting in person or by proxy. The Board of Directors of Cusac requests all Cusac Debentureholders who will not be attending the Cusac Debentureholder Meeting  in person to read, date and sign the accompanying proxy and deliver or fax it to Cusac’s office at the address and fax number listed above. If a Cusac Debentureholder does not deliver a proxy as aforesaid on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the Cusac Debentureholder Meeting or any adjournment thereof, the Cusac Debentureholder will not be entitled to vote at the Cusac Debentureholder Meeting by proxy. Only Cusac Debentureholders of record at the close of business on February 8, 2008 will be entitled to vote at the Cusac Debentureholder Meeting or any adjournment thereof.

The Arrangement will be completed pursuant to an agreement dated for reference December 18, 2007 (the “Arrangement Agreement”) among Cusac, Hawthorne and HawthorneSub.  The Circular includes a description of the Arrangement and the Arrangement Agreement.

The Arrangement is subject to shareholder and debentureholder approval pursuant to the Interim Order of the Court.  Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”).  A copy of the Interim Order and the proposed form of the Final Order are attached as Appendices “D” and “H”, respectively, to the Circular.

Holders of record of Cusac Debentures who are unable to attend the Cusac Debentureholder Meeting in person and who wish to ensure that their Cusac Debentures will be voted at the Cusac Debentureholder Meeting are requested to complete, sign and date the enclosed form of proxy and deliver it by hand or email in accordance with the instructions set out in the form of proxy and in the Circular.

The Circular and form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 13th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “David H. Brett”

President, CEO and Director

TABLE OF CONTENTS

NOTICE TO UNITED STATES SECURITYHOLDERS	i
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	ii
CURRENCY AND EXCHANGE RATES	ii
INFORMATION CONTAINED IN THIS CIRCULAR	iii
INFORMATION PERTAINING TO HAWTHORNE	iii
GLOSSARY OF TERMS	iv
MANAGEMENT INFORMATION CIRCULAR SUMMARY	1
THE CUSAC MEETINGS	1
Time, Date and Place	1
Purposes of the Meetings	1
THE ARRANGEMENT	1
Reasons and Benefits of the Arrangement	2
SECURITYHOLDER APPROVALS REQUIRED	2
COURT APPROVAL	3
RECOMMENDATION OF THE DIRECTORS	3
PROCEDURE FOR EXCHANGE OF CUSAC SHARES	4
PROCEDURE FOR EXCHANGE OF CUSAC CONVERTIBLE SECURITIES	4
PROCEDURE FOR EXCHANGE OF CUSAC DEBENTURES	5
EFFECTS OF THE ARRANGEMENT	5
SUMMARY OF ARRANGEMENT AGREEMENT	5
GENERAL	5
CONDITIONS TO THE ARRANGEMENT	6
NON-SOLICITATION	6
SUPERIOR PROPOSALS	7
TERMINATION OF ARRANGEMENT AGREEMENT	7
TERMINATION FEE	8
COMPLETION OF THE ARRANGEMENT	9
DISSENT RIGHTS	9
INCOME TAX CONSIDERATIONS	9
SECURITIES LAWS INFORMATION FOR CANADIAN SHAREHOLDERS	10
SECURITIES LAWS INFORMATION FOR UNITED STATES SHAREHOLDERS	10
CUSAC SELECTED CONSOLIDATED FINANCIAL INFORMATION	11
HAWTHORNE SELECTED FINANCIAL INFORMATION	11
SELECTED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE COMBINED COMPANY	12
RISK FACTORS	12
GENERAL PROXY INFORMATION	14
SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXYHOLDERS	1
VOTING BY PROXYHOLDER	1
REGISTERED SHAREHOLDERS	1
BENEFICIAL SHAREHOLDERS	1
REVOCATION OF PROXIES	1

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	17
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	17
RECORD DATE	17
OUTSTANDING SECURITIES	17
PRINCIPAL HOLDERS OF CUSAC SHARES	18
RISK FACTORS	19
RISKS RELATED TO THE ARRANGEMENT	19
RISKS RELATED TO THE OPERATIONS OF THE COMBINED COMPANY	21
THE ARRANGEMENT	23
APPROVAL OF ARRANGEMENT RESOLUTIONS	23
REASONS FOR THE ARRANGEMENT AND RECOMMENDATION OF THE CUSAC BOARD	23
STOCK EXCHANGE APPROVALS	27
FEES, COSTS AND EXPENSES	27
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF CUSAC IN THE ARRANGEMENT	27
New Exectuive Employment Agreement with the Combined Company	27
Indemnification of Officers and Directors	28
Appointments to Board of Directors of the Combined Company	28
PRINCIPAL STEPS OF THE ARRANGEMENT	28
EFFECTS OF THE ARRANGEMENT	28
DIRECTORS AND OFFICERS OF THE COMBINED COMPANY — POST-ARRANGEMENT	29
PROCEDURE AND TERMS FOR EXCHANGE OF CUSAC SECURITIES	29
Procedure for Exchange of Cusac Shares	29
Procedure for Exchange of Cusac Convertible Securities	30
Procedure for Exchange of Cusac Debentures	31
EFFECTIVE DATE AND CONDITIONS OF THE ARRANGEMENT	32
Conditions to the Arrangement Becoming Effective	32
Mutual Conditions	32
Addtional Conditions in Favour of Hawthorne	33
Additional Conditions in Favour of Cusac	33
ADDITIONAL TERMS OF THE ARRANGEMENT AGREEMENT	34
Covenants of Cusac	34
Covenants of Hawthorne	37
Notice and Cure Provisions	38
Non-Solicitation Covenant of Cusac	38
Notice of Acquistion Proposal	39
Superior Proposal	39
Termination Fee	40
Amendment and Termination of the Arrangement AgreementT	41
Amendment and Termination of the Plan of Arrangement	42
SHAREHOLDER AND COURT APPROVALS	42
Securityholder Approval of the Arrangement	42
RIGHTS OF DISSENTING CUSAC SHAREHOLDERS	44
PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	46
GENERAL	46
ARRANGEMENT – CUSAC SHAREHOLDERS	47
Resident Shareholders	47
Non-resident Shareholders	47
ARRANGEMENT – CUSAC WARRANTHOLDERS	47
Resident Cusac Warrantholders	47
Non-resident Cusac Warrantholders	48

General	48
DISSENTING CUSAC SHAREHOLDERS	48
Resident Cusac Shareholders	48
Non-resident Cusac Shareholders	48
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	49
SCOPE OF THIS DISCLOSURE	49
Transactions Addressed	49
Authorities	49
U.S. Holder	50
Non-U.S. Holders	50
Transactions Not Addressed	50
Persons Not Addressed	51
State and Local Taxes, Foreign Jurisdictiosn Not Addressed	51
Particular Circumstance of any Particular U.S. Holder Not Addressed	52
Tax Consequences of the Arrangement	52
Tax Consequences to U.S. Holders if Arrangement to Qualify as a Reorganization	52
Information Reporting	53
Tax Consequences of Failure of the Arrangement to Qualify as a Reorganization	53
Dissenting U.S. Holders	53
Foreign Currency	53
U.S. Tax Consequences of the Arrangement if Cusac was Classified as a PFIC During a U.S. Holder's Holding Period	54
Ownership of Hawthorne Shares	55
Distributions Paid in Foreign Currency	55
Disposition of Hawthorne Shares	55
Foreign Tax Credit	55
Passive Foreign Investment Company	56
Default PFIC Rules under Section 1291 of the Code	57
QEF Election	57
Mark-to-Market Election	58
Other PFIC Rules	59
BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS	60
SECURITIES LAWS CONSIDERATIONS	61
CANADIAN SECURITIES LAWS	61
Status under Canadian Securities Laws	61
Issue and Resale of Hawthorne Shares Under Canadian Securities Acts	61
U.S. SECURITIES LAWS	61
Status Under U.S. Securities Laws	61
Issue and Resale of Hawthorne Shares Under U.S. Securities Laws	62
Exemption from the Registration Requirements of the U.S. Securities Act	62
Resales of Hawthorne Shares and Converted Hawthorne Securities within the United States after the Completion of the Arrangement	62
Exercise of Converted Hawthorne Securities to be Issued in Exchange for the Cusac Convertible Securities	63
INFORMATION ABOUT HAWTHORNE	64
HISTORY AND CURRENT OPERATIONS	65
OVERVIEW OF BUSINESS	65
MATERIAL PROJECTS	65
Frasergold Property	65
Frasergold Property Agreements	66
Taurus Property	67
Private Placements and Offerings	67
DESCRIPTION OF SHARE CAPITAL	67
CONSOLIDATED CAPITALIZATION	68
TRANSFER AGENT AND REGISTRAR	68

TRADING PRICE AND VOLUME	68
ESCROWED SECURITIES	69
INTERESTS OF EXPERTS	69
RISK FACTORS	70
AVAILABLE INFORMATION	70
THE COMBINED COMPANY AFTER THE ARRANGEMENT	71
GENERAL	71
DIRECTORS AND OFFICERS	71
SHARE CAPITAL AND CAPITAL STRUCTURE	72
POST-ARRANGEMENT SHAREHOLDINGS	72
POST-ARRANGEMENT HAWTHORNE CONVERTIBLE SECURITIES	72
AUDITORS	72
TRANSFER AGENT AND REGISTRAR	72
ARRANGEMENT REORGANIZATION	72
INFORMATION ABOUT CUSAC	73
HISTORY AND CURRENT OPERATIONS	74
OVERVIEW OF BUSINESS	74
MATERIAL PROJECTS	75
Table Mountain Mine	75
Taurus Deposit	75
DESCRIPTION OF SHARE CAPITAL	75
OPTIONS TO PURCHASE SECURITIES	75
CONVERTIBLE DEBT	76
PRIOR SALES	76
NOTES: (1) THESE SHARES WERE ISSUED TO BONANZA PURSUANT TO THE BONANZA PROPERTY OPTION AGREEMENT.	77
DIVIDENDS	77
TRADING PRICE AND VOLUME	77
TSX	77
OTC-BB	78
TRANSFER AGENT AND REGISTRAR	78
INTERESTS OF EXPERTS	78
RISK FACTORS	79
AVAILABLE INFORMATION	79
LEGAL MATTERS	80
DIRECTORS’ APPROVAL	80
CONSENT OF BDO DUNWOODY LLP	81
CONSENT OF DAVIDSON AND COMPANY LLP	82

LIST OF APPENDICES

Appendix A:

Shareholder Arrangement Resolution

Appendix B:

Debentureholder Arrangement Resolution

Appendix C:

Plan of Arrangement

Appendix D:

Interim Court Order issued February 14, 2008

Appendix E:

Audited Annual Financial Statements of Cusac Gold Mines from January 1, 2005 to December 31, 2006

Appendix F:

Audited Annual Financial Statements of Hawthorne Gold Corp. from December 1, 2006 to November 30, 2007

Appendix G:

Pro Forma Balance Sheet of Hawthorne Gold Corp. showing combined operations of all parties to the Arrangement as if it had occurred on December 31, 2006

Appendix H:

Proposed Form of Final Order

Appendix I:

Dissent Provisions of the BCBCA

NOTICE TO UNITED STATES SECURITYHOLDERS

The Hawthorne Shares to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described in this Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders of Cusac in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of U.S. companies.  Cusac Shareholders and Cusac Debentureholders should be aware that the exchange of the Cusac Shares and Cusac Debentures for Hawthorne Shares as described herein may have tax consequences in both the United States and Canada.  Such consequences for Cusac Shareholders and Cusac Debentureholders who are resident in, or citizens of, the United States may not be fully described herein.

All resource estimates included in this Circular have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System for mineral resources and reserves.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information included herein may not be comparable to similar information concerning U.S. companies.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Accordingly, information concerning descriptions of mineralization and resources contained in this Circular may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each party to the Arrangement is organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors and the experts named herein may be  residents of countries other than the United States and that all or a substantial portion of the assets of Cusac, Hawthorne and those persons may located outside of the United States.

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- i -

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Circular includes “forward-looking statements” within the meaning of the U.S. Securities Act and the U.S. Exchange Act and “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that Cusac or Hawthorne expect or anticipate will or may occur in the future, including such things as future business strategy, financial performance, competitive strengths, goals, expansion and growth of the respective businesses, operations and plans of Cusac, Hawthorne and the Combined Company (as hereinafter defined), and other such matters are forward-looking statements. When used in this Circular, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

The statements made in this Circular about the anticipated impact the Arrangement may have on the combined operations of Cusac, Hawthorne and the Combined Company, as well as the benefits expected to result from the Arrangement, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to future financings, results of exploration activities, capital expenditures, the price of gold and other precious and base metals, the timing and amount of estimated future production, costs of production and reserve and resource estimates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Cusac, Hawthorne or the Combined Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other metals, as well as those factors discussed in the section entitled “Risk Factors of the Arrangement”. Risks involving the Combined Company that may affect results of operations, earnings and expected benefits of the combination of the companies are discussed under “Risk Factors of the Arrangement” in this Circular. Although Cusac and Hawthorne have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Circular and the Appendices hereto are in Canadian dollars, except where otherwise indicated. The following table sets forth:

(i)

the rates of exchange on years ended December 31, 2003 through 2007 inclusive, and the month ended January 31, 2008 for one U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

(ii)

the average exchange rates in effect on the last day of each month during such periods; and

(iii)

the high and low exchange rate during such periods,

in each case based on the noon buying rate in Canadian dollars as provided by the Bank of Canada.

	2008	2007	2006	2005	2004	2003
Rate at end of Period	1.0022	0.9881	1.1653	1.1659	1.2036	1.2924
Average Rate During Period	1.0111	1.0667	1.1308	1.2085	1.2980	1.3914
High Rate	1.0324	1.1853	1.1726	1.2704	1.3968	1.5747
Low Rate	0.9905	0.9170	1.0990	1.1507	1.1774	1.2924

- ii -

On January 31, 2008, the noon buying rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rates provided by the Bank of Canada, was $1.0022.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at February 13, 2008, except where otherwise noted. Information in documents incorporated by reference is given as of the dates noted therein.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Cusac.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Cusac Securityholders are urged to consult their own professional advisers in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Cusac Securityholders should refer to the full text of the Arrangement Agreement and Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com. The Plan of Arrangement, is appended hereto as Appendix “C”.

INFORMATION PERTAINING TO HAWTHORNE

CERTAIN INFORMATION PERTAINING TO HAWTHORNE INCLUDED OR INCORPORATED BY REFERENCE HEREIN HAS BEEN PROVIDED BY HAWTHORNE OR BASED ON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH THE CANADIAN SECURITIES AUTHORITIES AND OTHER PUBLIC SOURCES. ALTHOUGH CUSAC DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, CUSAC ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION, NOR FOR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO CUSAC.

- iii -

GLOSSARY OF TERMS

The following glossary of terms used in this document is provided for ease of reference.

“Acquisition Proposal” means, in respect of Cusac, any bona fide inquiry, proposal or offer made by a party with whom Cusac and each of its officers and directors deals at arm’s length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Cusac’s assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Cusac or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Cusac (other than the Arrangement and all other transactions to be completed in connection with the Arrangement as contemplated in the Arrangement Agreement);

“Amalco” means the corporation resulting from the amalgamation of Cusac and HawthorneSub as a step to the Arrangement;

“Applicable Laws” means any applicable domestic or foreign law, including any statute, subordinate legislation or treaty and any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law and includes the BCBCA, the U.S. Securities Act, the U.S. Exchange Act and the Canadian Securities Acts, and the rules, regulations and forms promulgated under such statutes;

“Arrangement” means the Arrangement involving Cusac, Cusac Securityholders, Hawthorne and HawthorneSub to be completed pursuant to Division 5 of Part 9 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms or at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated as of December 18, 2007 between Cusac, Hawthorne and HawthorneSub, and any amendment thereto or amendment and restatement thereof;

“Arrangement Resolutions” means the Cusac Shareholder Arrangement Resolution and the Cusac Debentureholder Arrangement Resolution;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Beneficial Shareholder” means a Cusac Shareholder who is not a Registered Shareholder;

“Bonanza” means American Bonanza Gold Corp.;

“Bonanza Property Option Agreement” means the option agreement between Cusac and  Bonanza dated June 7, 2007 pursuant to which Bonanza granted Cusac the option to acquire a 100% interest in and to certain mineral claims located at the Taurus Property;

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“Canadian GAAP” means the generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;

“Canadian Securities Acts” means the securities acts or the equivalent securities legislation of each province and territory of Canada, as amended;

“CEO” means Chief Executive Officer;

“Change in Cusac Recommendation” means the withdrawal, modification or qualification by the Cusac Board of, or the Cusac Board making public a proposal to or publicly stating that it intends to, withdraw, modify, or qualify in any manner adverse to Hawthorne, its recommendation to Cusac Shareholders and Cusac Debentureholders that they vote in favour of the Arrangement Resolutions;

“CIM Standards” means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;

“Circular” means this management information circular for the Cusac Meetings, including all appendices hereto, and all amendments hereof;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combined Company” means Hawthorne after completion of the Arrangement;

“Completion Deadline” means April 15, 2008, or such other date as the parties agree to in writing;

“Conversion Price” means one Hawthorne Share for each two dollars of principal and interest owed to a Cusac Debentureholder at the Effective Time;

“Converted Hawthorne Securities” means the warrants and options to purchase Hawthorne Shares to be issued in exchange for Cusac Warrants and Cusac Options pursuant to the Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

“Cusac” means Cusac Gold Mines Ltd., a company existing under the BCBCA;

“Cusac Board” means the board of directors of Cusac;

“Cusac Convertible Securities” means the Cusac Options and the Cusac Warrants;

“Cusac Debentureholder Arrangement Resolution” means the special resolution substantially in the form attached as Appendix “B” to this Circular approving the Arrangement to be voted on, with or without variation, by Cusac Debentureholders at the Cusac Debentureholder Meeting;

“Cusac Debentureholder Meeting” means the meeting of Cusac Debentureholders scheduled to be held at 11:00 a.m. (Vancouver time) on March 14, 2008 for the purpose of voting on the Cusac Debentureholder Arrangement Resolution and all other matters that may properly come before the Cusac Debentureholder Meeting and any adjournment or postponement thereof;

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“Cusac Debentureholders” means, at the relevant time, the holders of Cusac Debentures;

“Cusac Debentures” means the 11% convertible secured debentures of Cusac issued on May 31, 2006, pursuant to the Cusac Indenture;

“Cusac Debenture Trustee” means Computershare Trust Company of Canada;

“Cusac Indenture” means the trust indenture dated as of May 31, 2006 between Cusac and the Cusac Debenture Trustee governing the Cusac Debentures;

“Cusac Meetings” means the Cusac Shareholder Meeting and the Cusac Debentureholder Meeting;

“Cusac Options” means the options to purchase Cusac Shares which are outstanding immediately before the Effective Time;

“Cusac Securities” means the Cusac Shares, Cusac Warrants, Cusac Options and Cusac Debentures;

“Cusac Securityholders” means, at the relevant time, the holders of Cusac Shares, Cusac Warrants, Cusac Options and Cusac Debentures;

“Cusac Shareholder Arrangement Resolution” means the special resolution substantially in the form attached as Appendix “A” to this Circular approving the Arrangement to be voted on, with or without variation, by Cusac Shareholders at the Cusac Shareholder Meeting;

“Cusac Shareholder Meeting” means the special meeting of Cusac Shareholders scheduled to be held at 10:00 a.m. (Vancouver time) on March 14, 2008 for the purpose of voting on the Cusac Shareholder Arrangement Resolution and all other matters that may properly come before the Cusac Shareholder Meeting and any adjournment or postponement thereof;

“Cusac Shareholders” means, at the relevant time, the holders of Cusac Shares;

“Cusac Shares” means the common shares in the capital of Cusac;

“Cusac Warrants” means the warrants to purchase Cusac Shares which are outstanding immediately before the Effective Time;

“Depositary” means PCTC, which will act as the depositary for the exchange of Cusac Shares and Cusac Debentures for Hawthorne Shares pursuant to the Plan of Arrangement;

“Dissent Procedures” means the procedures described in the Dissent Rights to be taken by a Cusac Shareholder in exercising Dissent Rights;

“Dissent Rights” means the rights of Cusac Shareholders to dissent from the Arrangement, as more particularly described under “Rights of Dissenting Cusac Shareholders” in this Circular;

“Dissenting Shareholder” means a registered Cusac Shareholder who validly exercises their Dissent Rights;

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“Effective Date” means the date designated by Cusac and Hawthorne by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Exchange Ratio” means 0.0526 of a Hawthorne Share for each Cusac Share;

“Final Order” means the final order to be made by the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

“Governmental Authority” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hawthorne” means Hawthorne Gold Corp., a company existing under the BCBCA;

“Hawthorne Board” means the board of directors of Hawthorne;

“Hawthorne Shareholders” means, at the relevant time, the holders of Hawthorne Shares;

“Hawthorne Shares” means the common shares in the capital of Hawthorne;

“HawthorneSub” means 0811381 B.C. Ltd., a wholly owned subsidiary of Hawthorne existing under the BCBCA;

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“Interim Order” means the interim order of the Court dated February 14, 2008, providing for, among other things, the calling of the Cusac Meetings, attached as Appendix “D” hereto;

“Intermediary Registered Shareholder” means a Cusac Shareholder’s broker or agent of the broker who is the registered holder of the Cusac Shares beneficially owned by the Cusac Shareholder;

“IRS” means the United States Internal Revenue Service;

“ITA” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended;

“Letter of Transmittal” means the letter of transmittal forwarded by Cusac to Cusac Shareholders and Cusac Debentureholders, respectively, which, when duly completed and forwarded to the Depositary with a certificate representing their Cusac Shares and Cusac Debentures, will enable the Cusac Shareholders and Cusac Debentureholders, as the case may be, to exchange their Cusac Shares and Cusac Debentures for Hawthorne Shares upon the completion of the Arrangement.

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“Material Adverse Change” means, in respect of Hawthorne or Cusac, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Hawthorne or Cusac, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Hawthorne and its material subsidiaries, or Cusac, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Hawthorne and its material subsidiaries on a consolidated basis, or Cusac, respectively; (iii) resulting from changes in the price of gold, silver, copper or uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in the Arrangement Agreement shall be interpreted without reference to any such amounts;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian securities administrators;

“OTCBB” means the OTC Bulletin Board;

“PCTC” means Pacific Corporate Trust Company of Canada, the registrar of and transfer agent for the Cusac Shares and the Hawthorne Shares;

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Appendix “C” hereto, and any amendment thereto;

“Record Date” means February 8, 2008, the date for determining Cusac Shareholders entitled to receive notice of and vote at the Cusac Shareholder Meeting and Cusac Debentureholders entitled to receive notice of and vote at the Cusac Debentureholder Meeting;

“Registered Shareholder” means a registered holder of Cusac Shares as recorded in the shareholder register of Cusac maintained by PCTC;

“Registrar” means the British Columbia Registrar of Companies appointed under Section 400 of the BCBCA;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;

“Securities Laws” or “Securities Legislation” means the Canadian Securities Acts, the U.S. Exchange Act, the U.S. Securities Act and the “blue sky” or securities laws of the states of the United States, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX and the TSX-V;

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“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Superior Proposal” means a written Acquisition Proposal to acquire all or substantially all of the assets of Cusac (on a consolidated basis) or, directly or indirectly, more than 20% of the Cusac Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Cusac Board, acting in good faith (after receipt of advice from its financial advisers and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal and is not subject to an extraordinary due diligence condition; (c) that is offered or made to all Cusac Shareholders in Canada on the same terms; and (d) in respect of which the Cusac Board has determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisers to Cusac to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which, in the case of an Acquisition Proposal, has a value per common share of at least 120% of the deemed value per Cusac Share under the terms of the Arrangement Agreement;

“Termination Fee” means an amount in cash equal to 5% of the total value of a Superior Proposal payable by Cusac to Hawthorne on the termination of the Arrangement Agreement on the occurrence of certain prescribed events;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“U.S.” means the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the regulations made thereunder, as promulgated or amended from time to time; and

“U.S. Securities Act” means the United States Securities Act of 1933, and the regulations made thereunder, as promulgated or amended from time to time.

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MANAGEMENT INFORMATION CIRCULAR
SUMMARY

The following is a summary of information contained elsewhere in this Circular.  Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached Appendices.  Cusac Securityholders are encouraged to read this Circular and the attached Appendices carefully and in their entirety.  In this Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated.  Capitalized words and terms in this Summary have the same meanings set forth in the Glossary of Terms.

The Cusac Meetings

Time, Date and Place

The Cusac Shareholder Meeting will be held at 10:00 a.m. (Vancouver time) on March 14, 2008, at the offices of Lang Michener LLP, 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia.

The Cusac Debentureholder Meeting will be held at 11:00 a.m. (Vancouver time) on March 14, 2008, at the offices of Lang Michener LLP, 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia.

Purposes of the Meetings

This Circular is furnished in connection with the solicitation of proxies by the management of Cusac to seek approval at the Cusac Meetings, pursuant to the Interim Order, and, if thought appropriate, to pass, with or without variation, the Arrangement Resolutions adopting and ratifying the Arrangement Agreement and the transactions contemplated thereby. The full text of the Arrangement Resolutions is set out in Appendix “A” and Appendix “B” to this Circular.

The Cusac Shareholder Arrangement Resolution will require an affirmative vote of not less than 66 2/3% of the votes cast by Cusac Shareholders at the Cusac Shareholder Meeting (“Cusac Shareholder Approval”). The Cusac Debentureholder Arrangement Resolution will require an affirmative vote of not less than a majority in number and at least 75% in value of the votes cast by Cusac Debentureholders at the Cusac Debentureholder Meeting (“Cusac Debentureholder Approval”).

The Arrangement

The purpose of the Arrangement is to effect the acquisition of Cusac by Hawthorne (through HawthorneSub).  The Arrangement among Cusac, Hawthorne and HawthorneSub is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

The Arrangement will involve the following transactions:

•

the issue of 0.0526 of a Hawthorne Share for each Cusac Share;

•

the exchange of Cusac Convertible Securities for financially equivalent Converted Hawthorne Securities;

•

the issue of one Hawthorne Share for each two dollars of principal and interest owing to the holders of Cusac Debentures; and

•

HawthorneSub and Cusac will be amalgamated to form Amalco.

On completion of the Arrangement, Cusac Shareholders and Cusac Debentureholders should own approximately 27% of the total issued and outstanding Hawthorne Shares.

Reasons and Benefits of the Arrangement

The proposed Arrangement is the result of an extensive review by Cusac’s management and advisors of the alternatives available to Cusac to address, among other issues, Cusac’s deteriorating financial condition, Cusac’s rapidly approaching financial commitments in connection with the retirement of the Cusac Debentures and Cusac’s financial commitments to Bonanza on the acquisition of the Taurus Property and to realize maximum value for Cusac Securityholders and creditors. See: “The Arrangement – Reasons For The Arrangements and Recommendations of the Cusac Board”.

The Cusac Board believes that the Arrangement will have the following benefits for Cusac Securityholders:

(a)

the Combined Company will be a significantly stronger company than either Cusac or Hawthorne alone and will have a strong portfolio of properties with excellent exploration, development and growth potential;

(b)

the Combined Company will be in a superior position to recommence gold production at the Table Mountain Mine, explore and develop its interests in the Taurus Property and Frasergold Property, and seek out new mineral property opportunities;

(c)

the Combined Company, while focused on the Province of British Columbia, will have a more diversified geographic base and asset portfolio throughout the province;

(a)

the Combined Company will have enhanced financial strength that should enable it to finance its exploration, development and mining projects;

(d)

the Combined Company will have a market capitalization of approximately $41 million (based on the closing price of the Cusac Shares and the Hawthorne Shares on the TSX and the TSX-V, respectively, on February 13, 2008);

(e)

the Combined Company will have an experienced management team with a proven ability to finance, explore and operate mineral exploration, development and mining projects;

(f)

the Combined Company will be in a better position to attract the skilled employees required to carry out its exploration, development and mining projects; and

(g)

the Combined Company will have a much stronger balance sheet with approximately $4,750,000 in cash and cash equivalents (assuming the Arrangement was effective as of November 30, 2007).  See “Appendix “G” - Pro Forma Balance Sheet”.

Securityholder Approvals Required

In order for the Arrangement to become effective, as provided in the Interim Order and by §288 of the BCBCA, it must be approved by the affirmative vote of holders of not less than 66 2/3% of Cusac Shares represented in person or by proxy at the Cusac Shareholder Meeting.  If more than 2% of the Cusac Shares become the subject of Dissent Rights the Arrangement may be terminated by Hawthorne. Should Cusac Shareholders fail to approve the Arrangement by the requisite special majority, the Arrangement will be terminated.

For the Cusac Debentureholder Arrangement Resolution to be binding and the Cusac Debentureholders to participate in the Arrangement, the Cusac Debentureholder Arrangement Resolution must be approved by the holders of at least a majority in number and at least 75% of the principal amount of the Cusac Debentures for which beneficial holders of Cusac Debentures have given voting instructions. It is a condition precedent to the completion of the Arrangement in favour of Hawthorne and HawthorneSub that the Cusac Debentureholders approve the Cusac Debentureholder Arrangement Resolution. If the Cusac Debentureholders do not approve the Cusac Debentureholder Arrangement Resolution, Hawthorne and HawthorneSub may (i) rely on this condition precedent in which case the Arrangement will not proceed or (ii) waive this condition precedent and the Arrangement will be completed without the participation of the Cusac Debentureholders. See “The Arrangement Agreement – Approval of Arrangement Resolutions”.

Court Approval

Provided that the Arrangement is approved by the requisite majority of Cusac Shareholders and Cusac Debentureholders and certain other conditions are met, Cusac, Hawthorne and HawthorneSub expect to make application to the Court for the Final Order at 9:45 a.m. Vancouver time, on March 25, 2008 (or so soon thereafter as legal counsel can be heard) at the Courthouse, 800 Smithe Street, Vancouver, British Columbia.  The Final Order is not effective until filed with the Registrar and the Final Order will only be filed when all other conditions to closing have been met.  At the hearing for the Final Order any security holder or creditor of Cusac, Hawthorne or HawthorneSub has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. A copy of the proposed form of Final Order is attached as Appendix “H”.  See also Appendix “D” - Interim Court Order.

Cusac is a reporting issuer in British Columbia and Ontario. The Cusac Shares trade on the TSX under the symbol “CQC” and on the OTCBB under the symbol “CUSIF”.

Hawthorne is a reporting issuer in British Columbia, Alberta and Ontario. The Hawthorne Shares trade on Tier 1 of the TSX-V under the symbol “HGC”.

HawthorneSub was incorporated under the BCBCA for the purposes of participating in the Arrangement and is a wholly-owned subsidiary of Hawthorne.

The TSX-V has conditionally agreed to list the Hawthorne Shares to be issued to Cusac Shareholders and Cusac Debentureholders pursuant to the Arrangement and on exercise of Converted Hawthorne Securities subject to fulfillment of the general listing requirements of the TSX-V which are expected to be met in conjunction with the completion of the Arrangement. Applications have also been made to the TSX and the TSX-V to approve the Arrangement. Cusac and Hawthorne expect to receive final approval of the Arrangement from the TSX and TSX-V, as applicable, in the ordinary course prior to the Effective Date.

Recommendation of the Directors

The fundamental terms of the Arrangement were negotiated among Cusac, Hawthorne and their respective professional advisors.

The proposed Arrangement, a detailed analysis of Cusac’s financial condition and prospects together with the recommendations of Cusac’s management were presented and reviewed by the Cusac Board at its meeting held December 17, 2007. After carefully considering managements review and recommendations the Cusac Board unanimously determined that the terms of the Arrangement are fair to the Cusac Securityholders generally and in particular to the Cusac Shareholders and Cusac Debentureholders and that the Arrangement is in the best interest of Cusac. The Cusac Board unanimously approved the Arrangement and authorized its submission to the Cusac Shareholders and Cusac Debentureholders and to the Court for approval. See: “The Arrangement – Reasons For The Arrangements and Recommendations of the Cusac Board”.

The Cusac Board unanimously recommends that the Cusac Shareholders and Cusac Debentureholders vote FOR the Arrangement Resolutions.

Procedure for Exchange of Cusac Shares

At or promptly after the Effective Time, Hawthorne will deposit with the Depositary or otherwise make available certificates representing the number of Hawthorne Shares required to be issued to the Cusac Shareholders (excluding Dissenting Shareholders) in connection with the Arrangement.  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Cusac Shares (excluding shares held by Dissenting Shareholders) together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefore, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Hawthorne Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. No fractional Hawthorne Shares will be issued to Cusac Shareholders upon the surrender of Cusac Shares for exchange.

Until surrendered, each certificate which immediately prior to the Effective Time represented Cusac Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Hawthorne Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement. See “The Arrangement – Procedure for Exchange of Cusac Shares”.

Procedure for Exchange of Cusac Convertible Securities

Holders of Cusac Convertible Securities who elect to exercise such Cusac Convertible Securities prior to the Effective Date will be entitled to receive, at the Effective Date, in exchange for each Cusac Share owned by them at such time, Hawthorne Shares based on the Exchange Ratio.

At or promptly after the Effective Time, Hawthorne will make available certificates representing the Converted Hawthorne Securities required to be issued to holders of Cusac Convertible Securities which have not been exercised prior to the Effective Time.  Upon surrender for cancellation of a certificate or other instrument which immediately prior to the Effective Time represented outstanding Cusac Convertible Securities together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate or other instrument and such additional documents and instruments as Hawthorne may require, the holder of such surrendered certificate or other instruments will be entitled to receive, and Hawthorne will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Converted Hawthorne Securities that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. See “The Arrangement – Procedure for Exchange of Cusac Convertible Securities”.

Procedure for Exchange of Cusac Debentures

At or promptly after the Effective Time, Hawthorne will deposit with the Depositary or otherwise make available certificates representing the number of Hawthorne Shares required to be issued to the Cusac Debentureholders in connection with the Arrangement.  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Cusac Debentures together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefore, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Hawthorne Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. No fractional Hawthorne Shares will be issued to Cusac Debentureholders upon the surrender of Cusac Debentures for exchange.

Until surrendered, each certificate which immediately prior to the Effective Time represented Cusac Debentures will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Hawthorne Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement. See “The Arrangement – Procedure for Exchange of Cusac Debentures”.

Effects of the Arrangement

On completion of the Arrangement:

(a)

Cusac Shareholders and Cusac Debentureholders should hold approximately 27% of the total issued and outstanding Hawthorne Shares;

(b)

assuming there are 84,249,191 Cusac Shares and 16,437,063 Hawthorne Shares issued and outstanding at the Effective Time, outstanding Cusac Convertible Securities in respect of 7,077,969 Cusac Shares and Cusac Debentures representing an aggregate $3,240,000 in principal and interest (based on February 13, 2008 unaudited information), Hawthorne will issue approximately 6,054,168 Hawthorne Shares to acquire the Cusac Shares and repay the Cusac Debentures and reserve approximately 372,525 Hawthorne Shares for issue upon exercise of Converted Hawthorne Securities. On completion of the Arrangement there will be, using Hawthorne’s issued share capital as at February 13, 2008, approximately 22,484,856 Hawthorne Shares issued and outstanding; and

(c)

HawthorneSub and Cusac will have amalgamated to form Amalco, which will be a wholly-owned subsidiary of Hawthorne, and Cusac will cease to be a publicly traded company.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. The Plan of Arrangement, is attached as Appendix “C” to this Circular.

Summary of Arrangement Agreement

General

The Arrangement Agreement is dated effective December 18, 2007, and is made among Cusac, Hawthorne, and HawthorneSub.  The Arrangement Agreement provides for the combination of the businesses of Cusac and Hawthorne by way of a plan of arrangement effected under the provisions of the BCBCA.

Conditions to the Arrangement

The Arrangement Agreement provides that completion of the Arrangement is subject to a number of specified conditions being met or waived (where permitted) as of the Effective Date, including the following:

•

the Cusac Shareholder Arrangement Resolution is approved by the Cusac Shareholders at the Cusac Shareholder Meeting;

•

the Cusac Debentureholder Arrangement Resolution is approved by the Cusac Debentureholders at the Cusac Debentureholder Meeting;

•

the Court must grant the Final Order with respect to the Arrangement;

•

unless waived, all covenants of Cusac and Hawthorne must have been duly performed in all material respects and all representations and warranties of Cusac and Hawthorne must be materially true and correct as of the Effective Time;

•

no Material Adverse Effect with respect to Cusac or Hawthorne will have occurred;

•

unless waived by Hawthorne, Dissent Rights must not have been exercised in respect of, in the aggregate, more than 2% of the outstanding Cusac Shares; and

•

all required regulatory approvals must have been obtained.

The TSX-V has conditionally approved the listing of the Hawthorne Shares to be issued and reserved pursuant to the Arrangement, subject to the satisfaction of the customary requirements of the TSX-V.

See “The Arrangement – Additional Terms of the Arrangement Agreement”.

Non-Solicitation

Cusac has agreed that it will not, except as provided below, directly or indirectly, solicit or promote any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal, or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal, or take any action inconsistent with the recommendation of the Cusac Board to approve the Arrangement. Cusac also agreed to immediately terminate and cease any discussions or negotiations with any person with respect to any proposal that constitutes or could reasonably be expected to constitute an Acquisition Proposal.

Notwithstanding the foregoing, the Cusac Board may, before the approval of the Arrangement by Cusac Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, in accordance with the applicable terms of the Arrangement Agreement, but only if the Acquisition Proposal does not result from a breach of the Arrangement Agreement by Cusac and if the Cusac Board determines in good faith after consulting outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the directors of Cusac under applicable law.

See “The Arrangement – Additional Terms of the Arrangement Agreement — Non-Solicitation Covenant of Cusac”.

Superior Proposals

Cusac may not make a Change in Cusac Recommendation or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal unless (a) Cusac has complied with its non-solicitation covenant under the Arrangement Agreement, (b) such Superior Proposal does not provide for the payment of any break, termination or other fee or expense to the other party if Cusac completes the Arrangement with Hawthorne, (c) Cusac has provided Hawthorne with information about the Superior Proposal as required by the Arrangement Agreement, and (d) 15 business days have elapsed from the later of the date Hawthorne received notice of the determination of the Cusac Board to accept, approve, recommend or enter into an agreement in respect of the Superior Proposal and the date that Hawthorne has received the information required to be provided by Cusac in respect of an Acquisition Proposal as provided under the Arrangement Agreement.

During this 15 business day period, Hawthorne will have the opportunity to offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. The Cusac Board must review any such amended offer by Hawthorne and determine in good faith whether the amended offer of Hawthorne would result in the Acquisition Proposal not being a Superior Proposal, and if so determined by the Cusac Board, Cusac must enter into an amended agreement with Hawthorne reflecting the amended proposal of Hawthorne and must promptly reaffirm its recommendation to Cusac Shareholders and Cusac Debentureholders of the Arrangement, as amended.

See “The Arrangement – Additional Terms of the Arrangement Agreement — Superior Proposal”.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time before the Effective Date, in the circumstances specified in the Arrangement Agreement, including:

•

by mutual written consent;

•

if any condition set out in the Arrangement Agreement is not satisfied or waived by the party to whom it is of benefit;

•

by Hawthorne if an Acquisition Proposal in respect of Cusac has been made or proposed and the Cusac Board makes a Change in Cusac Recommendation, or has failed, after being requested by Hawthorne to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of the request to do so by Hawthorne), or Cusac has accepted, approved, recommended, or entered into an agreement in respect of any Acquisition Proposal;

•

by Cusac or by Hawthorne if the Cusac Meetings are held and completed, but the approval of Cusac Shareholders or Cusac Debentureholders has not been obtained, provided, however, that in the event that Cusac Debentureholder approval has been obtained, Cusac and Hawthorne will take all actions reasonably necessary to effect the acquisition of the Cusac Debentures by Hawthorne;

•

by either Cusac or Hawthorne if the Arrangement is not completed by the Completion Deadline; provided however, if the Arrangement has not been completed by such date because the Cusac Meetings have not been held due to the fault of Cusac, then Cusac will not be entitled to terminate the Arrangement Agreement;

•

by Hawthorne if the Cusac Board makes a Change in Cusac Recommendation;

•

by Cusac if Cusac proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement, provided that Cusac has paid the Termination Fee to Hawthorne; or

•

by Cusac or Hawthorne upon the discovery of a material fact which has not been disclosed by the other party and which constitutes a Material Adverse Change or which would have a Material Adverse Effect on the other party.

See “The Arrangement – Additional Terms of the Arrangement Agreement — Amendment and Termination of the Arrangement Agreement”

Termination Fee

The Arrangement Agreement provides that Cusac must pay to Hawthorne an amount in cash equal to 5% of the total value of the Superior Proposal (the “Termination Fee”) in certain circumstances, including the following:

•

the Arrangement Agreement being terminated by Hawthorne if an Acquisition Proposal in respect of Cusac has been made or proposed and the Cusac Board has (i) made a Change in Cusac Recommendation or (ii) has failed, after being requested by Hawthorne in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of the request to do so by Hawthorne) or (iii) has accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement permitted under the Arrangement Agreement) in respect of any Acquisition Proposal;

•

the Arrangement Agreement being terminated by Hawthorne due to any applicable condition set out in the Arrangement Agreement not being satisfied or waived as a result of the breach by Cusac of its covenants regarding non-solicitation and Superior Proposals as set out in the Arrangement Agreement;

•

the Arrangement Agreement being terminated by Hawthorne as a result of Cusac’s failing to submit the Arrangement for approval to Cusac Shareholders and Cusac Debentureholders on or before the date that is five business days before the Completion Deadline or failing to solicit proxies in accordance with the provisions of the Arrangement Agreement;

•

if an Acquisition Proposal has been made to Cusac and made known to Cusac Shareholders and Cusac Debentureholders generally or has been made directly to Cusac Shareholders and Cusac Debentureholders generally or any person has publicly announced an intention to make an Acquisition Proposal, which is not publicly withdrawn before the Cusac Meetings, and after which the Cusac Shareholders or Cusac Debentureholders do not approve the Arrangement at the Cusac Meetings or the Arrangement Agreement is terminated by either Hawthorne or Cusac as a result of the Cusac Shareholders or Cusac Debentureholders not approving the Arrangement at the Cusac Meetings or the Arrangement has not been completed by the Completion Deadline, and Cusac completes an Acquisition Proposal within 12 months following the termination of the Arrangement Agreement;

•

if the Cusac Board makes a Change in Cusac Recommendation due to a pending Acquisition Proposal as described above, after which the Cusac Shareholders or Cusac Debentureholders do not approve the Arrangement at the Cusac Meetings and the Arrangement Agreement is terminated by either Cusac or Hawthorne as a result of the non-approval of the Arrangement by Cusac Shareholders or Cusac Debentureholders at the Cusac Meetings; or

•

if Cusac proposes to enter into an agreement with respect to a Superior Proposal in compliance with the terms of the Arrangement Agreement.

See “The Arrangement — Additional Terms of the Arrangement Agreement — Termination Fee”.

Completion of the Arrangement

The closing of the Arrangement is expected to occur on or about April 15, 2008, however, it is possible that completion may be delayed later than this date if conditions to closing cannot be met on a timely basis.

Dissent Rights

Cusac Shareholders have Dissent Rights with respect to the Arrangement. These Dissent Rights must be strictly complied with in order for a Cusac Shareholder to receive cash representing the fair value of Cusac Shares held. See “Rights of Dissenting Cusac Shareholders” in this Circular. It is a condition of the Arrangement that Dissent Rights not be exercised in an amount that exceeds 2% of the outstanding Cusac Shares.

Holders of Cusac Warrants, Cusac Options and Cusac Debentures are not entitled to Dissent Rights in connection with the Arrangement.

Income Tax Considerations

Cusac Shareholders should consult their own tax advisers about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

For Canadian federal income tax purposes, a Cusac Shareholder who is a resident of Canada for purposes of the ITA and whose Cusac Shares constitute “capital property” generally should be able to exchange Cusac Shares for Hawthorne Shares under the Arrangement on a tax-deferred basis. Non-resident Cusac Shareholders whose Cusac Shares do not constitute “taxable Canadian property” generally will not incur any liability for Canadian federal income tax as a result of the Arrangement. A summary of the principal Canadian federal income tax considerations in respect of the Arrangement is set out under “Principal Canadian Federal Income Tax Considerations” and the foregoing is qualified in full by the information in that section.

This is a brief summary of the U.S. federal income tax consequences generally applicable to U.S. Holders (as later defined) with respect to the Arrangement and the summary below is qualified in its entirety by the discussion under “Certain United States Federal Income Tax Considerations” in this Information Circular.   Although the matter is not free from doubt, the exchange of Cusac Shares for Hawthorne Shares followed by the amalgamation of Cusac with HawthorneSub should be treated by Cusac as a reorganization within the meaning of section 368(a) (“Reorganization”) of the Internal Revenue Code of 1986, as amended (the “Code”).

Subject to the special rules applicable to “passive foreign investment companies” (a “PFIC”) discussed under “Certain United States Federal Income Tax Considerations”, U.S. Holders should recognize no gain or loss on the exchange of their Cusac Shares for Hawthorne Shares pursuant to the Arrangement.   If Hawthorne is not a PFIC for its taxable year including the date after the Effective Date of the Arrangement and Cusac is a PFIC at any time during the period a U.S. Holder has held Cusac Shares, unless a U.S. Holder has made certain elections, the exchange of Cusac Shares for Hawthorne Shares will be taxable to such U.S. Holder under specially and generally adverse tax rules described under “Certain United States Federal Income Tax Considerations”.  If the Arrangement does not qualify as a Reorganization, subject to the PFIC rules, a U.S. Holder would recognize gain or loss in an amount equal to the difference between (a) the fair market value of the Hawthorne Shares and the U.S. dollar value of the Canadian currency on the date of receipt and (b) such U.S. shareholder’s adjusted tax basis in the Cusac Shares surrendered. There is no assurance that the IRS will not challenge the treatment of the exchange and the amalgamation as a transaction qualifying as a Reorganization, or that a U.S. court will not sustain such a challenge.  U.S. Holders should carefully review the discussion under “Certain United States Federal Income Tax Considerations” for a more complete discussion of the possible U.S. federal income tax consequences of the exchange and amalgamation.

This Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations and United States federal income tax considerations. Holders of Cusac Securities who are residents in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.  Cusac Securityholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement.

Securities Laws Information for Canadian Shareholders

The issue of Hawthorne Shares and Converted Hawthorne Securities pursuant to the Arrangement and the issue of Hawthorne Shares on exercise of Converted Hawthorne Securities will constitute distributions of securities, which are exempt from the registration and prospectus requirements of the Canadian Securities Acts. The Hawthorne Shares may be resold in any province or territory of Canada, provided (i) the trade is not a “control distribution” as defined in National Instrument 45-102, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that sale, and (iv) if the selling security holder is an insider or officer of Hawthorne, the insider or officer has no reasonable grounds to believe that Hawthorne is in default of securities legislation.

See “Securities Laws Considerations — Canadian Securities Laws” in this Circular.

Securities Laws Information for United States Shareholders

The Hawthorne Shares to be issued to Cusac Shareholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance on the exemption from registration provided by the Section 3(a)(10) Exemption. Applicability of restrictions on resale of shares imposed by the U.S. Securities Act will depend on whether a holder of the Hawthorne Shares issued pursuant to the Arrangement is an “affiliate” of the Combined Company after the Arrangement or an “affiliate” of Hawthorne after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. See “Securities Laws Considerations — U.S. Securities Laws” in this Circular.

Section 3(a)(10) of the U.S. Securities Act will not be available to facilitate the issuance of any Hawthorne Shares upon exercise of any Converted Hawthorne Securities from and after the Effective Date of the Arrangement.  Accordingly, if the holder exercises any Converted Hawthorne Securities in the United States, such holder may be required to deliver to the Combined Company an opinion of counsel or such other evidence satisfactory to the Combined Company to the effect that the issuance of the Hawthorne Shares upon exercise of such Converted Hawthorne Securities has been registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

See “Securities Laws Considerations — U.S. Securities Laws” in this Circular.

Cusac Selected Consolidated Financial Information

The following selected consolidated financial information has been derived from the audited consolidated financial statements of Cusac for each of the years ended December 31, 2006, 2005 and 2004 (the “Cusac Financial Statements”). The Cusac Financial Statements are attached as Appendix “E” to this Circular and reference should be made to the Cusac Financial Statements and the notes thereto and the auditor’s report thereon.

	Years Ended December 31
	2006	2005	2004

Statement of Operations Data:
Net loss	$5,288,803	$1,562,307	$1,692,229
General and administrative expenses	1,317,460	662,056	661,147
Exploration	1,435,969	949,945	1,120,152
Mine operations and development	2,503,108	-	-
Basic and diluted net loss per share	(0.09)	(0.03)	(0.04)

	As at December 31
	2006	2005

Balance Sheet Data:
Cash and cash equivalents	$121,072	$1,010
Resource Properties	2,211,569	2,211,569
Working capital deficit	1,593,086	320,368
Total assets	4,616,682	3,047,061
Long-term debt	657,482	609,324
Total liabilities	3,597,023	1,468,780
Shareholders’ equity (deficit)	$1,019,659	$1,578,281

Hawthorne Selected Financial Information

The following selected financial information has been derived from the audited financial statements of Hawthorne for each of the two years in the period from inception on January 18, 2006, to November 30, 2007 (the “Hawthorne Financial Statements”). The Hawthorne Financial Statements are attached as Appendix “F” to this Circular and reference should be made to the Hawthorne Financial Statements and the notes thereto and the auditor’s report thereon.

	Years Ended November 30
	2007	2006

Statement of Operations Data:
Net loss	$596,822	$2,025
General and administrative expenses	749,200	6,364
Basic and diluted net loss per share	(0.06)	(0.00)

	As at November 30
	2007	2006

Balance Sheet Data:
Cash and cash equivalents	$2,749,637	$128,429
Mineral Properties	4,151,091	169,848
Working capital	2,292,034	119,937
Total assets	8,471,116	317,118
Long-term debt	311,539	-
Total Liabilities	1,199,847	19,143
Shareholders’ equity	$7,271,269	$297,975

Selected Pro-Forma Consolidated Financial Information of the Combined Company

Appendix “G” attached to this Circular contains unaudited pro-forma consolidated financial information for the Combined Company based upon the completion of the Arrangement. The unaudited pro forma consolidated balance sheet has been prepared on the basis that the Arrangement occurred on November 30, 2007. The unaudited pro-forma consolidated statements of operations have been prepared for the year ended November 30, 2007, on the basis that the Arrangement occurred on December 1, 2006. The unaudited pro-forma consolidated financial information should be read in conjunction with the historical financial statements of Cusac and Hawthorne contained in Appendices “E” and “F” to this Circular.

Year ended November 30, 2007 (unaudited)
Statement of Operations Data:
Net loss	$5,429,907
General and administrative expenses	1,805,834
Mine operations and maintenance	2,498,987

As at November 30, 2007
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$4,750,670
Working capital	2,590,293
Mineral properties	17,169,107
Total assets	24,853,356
Long-term debt, excluding current portion	971,049
Total liabilities, excluding future income tax	4,279,524
Shareholders’ equity	20,573,832

Risk Factors

There are risks associated with the completion of the Arrangement.  Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Cusac Shares may be adversely affected; (ii) as Cusac Shareholders and Cusac Debentureholders will receive Hawthorne Shares based on a fixed exchange ratio, Hawthorne Shares received by Cusac Shareholders and Cusac Debentureholders under the Arrangement may have a market value lower than expected; (iii) the closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from governmental bodies that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company; (iv) the exchange of Cusac Shares pursuant to the Arrangement may be a taxable transaction for Cusac Shareholders in the United States; (v) potential payments to be made to Cusac Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition; (vi) the issue of Hawthorne Shares under the Arrangement and their subsequent sale may cause the market price of Hawthorne Shares to decline; (vii) the Combined Company may not realize the benefits currently anticipated from the combination of Cusac and Hawthorne due to challenges associated with integrating the operations, technologies and personnel of Cusac and Hawthorne; (viii) the Combined Company may not realize the benefits of its growth projects; (ix) the Combined Company will face permitting risks relating to its expanded portfolio of development projects; (x) the Combined Company will be subject to significant capital requirements associated with its expanded operations and portfolio of development projects; and (xi) the Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdiction in which it operates and could be exposed to potentially significant environmental costs and liabilities. See “Risk Factors” in this Circular.

In addition, investment in a natural resource issuer involves a significant degree of risk. Both Cusac and Hawthorne are subject to a number of risks in the operation of their businesses. Cusac Shareholders and Cusac Debentureholders should carefully review the risk factors set forth under “Risk Factors” in this Circular, in Cusac’s Annual Information Form dated March 30, 2007, and in Hawthorne’s Prospectus dated March 28, 2007.

GENERAL PROXY INFORMATION

Cusac management is using this Circular to solicit proxies from Cusac Shareholders and Cusac Debentureholders for use at the Cusac Meetings to be held on March 14, 2008.

Solicitation of Proxies

All solicitation costs will be borne by Cusac. Proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile) by directors, officers and employees of Cusac. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Cusac has arranged for brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Cusac Shares and Cusac Debentures held of record by such persons, and Cusac may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.

Appointment of Proxyholders

The individuals named in the accompanying proxy are officers of Cusac. Each Cusac Shareholder and Cusac Debentureholder entitled to vote at the Cusac Meetings has the right to appoint an individual or company other than either person named in the proxy, who need not be a Cusac Shareholder or Cusac Debentureholder, as the case may be, to attend and act for the Cusac Shareholder or Cusac Debentureholder and on the Cusac Shareholder’s or Cusac Dentureholder’s behalf at the Cusac Meetings. A Cusac Shareholder or Cusac Debentureholder may do so either by inserting the name of that other person in the blank space provided in the proxy or by completing and delivering another suitable form of proxy.

The method by which a Cusac Shareholder or Cusac Debentureholder, as the case may be, may appoint a person as proxy is to submit a proxy in accordance with the provisions described in this Circular, by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the proxy will vote the Cusac Shares or Cusac Debentures represented thereby in accordance with the instructions of the Cusac Shareholder or Cusac Debentureholder, as the case may be, on any ballot that may be called for. The Cusac Shares and Cusac Debentures will be voted in accordance with any choice specified by the Cusac Shareholder or Cusac Debentureholder, as the case may be, in the proxy. The proxy confers discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified;

(b)

any amendment to or variation of any matter identified therein; and

(c)

any other matter that properly comes before the Cusac Meetings.

The officers of Cusac named in the proxy will vote the Cusac Shares and Cusac Debentures represented by the proxy FOR the approval of any matter for which a choice is not specified in the proxy and, in particular, will vote FOR the Arrangement Resolutions if no choice is specified.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Cusac Shareholder Meeting in person.  Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number at 1-888-835-8683 and following the instructions of the voice response system by providing the Holder ID and Holder Code located beside your name on the proxy form on the lower left hand side.  If the Holder ID and Holder Code are not on the proxy, it will be on the back of the flyer enclosed with this material.  Instructions are then conveyed by use of the touchtone selections over the telephone; or

(c)

using the internet through the website of Pacific Corporate Trust Company at www.webvote.pctc.com.  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Holder ID and Holder Code and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Cusac Shareholder Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The information in this section is of significant importance to shareholders who do not hold Cusac Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Cusac Shareholder Meeting are those deposited by registered shareholders (those whose names appear on the records of Cusac as the registered holders of Cusac Shares).

If Cusac Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Cusac Shares will not be registered in the shareholder’s name on the records of Cusac.  Such Cusac Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Cusac Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to PCTC in the envelope provided or by facsimile to the number provided in the VIF. In addition, PCTC will provide instructions for voting by either telephone or internet on the VIF itself. PCTC will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Cusac Shareholder Meeting with respect to theCusac Shares represented by the VIFs it receives.

This Circular, with related material, is being sent to both registered and non-registered owners of the Cusac Shares.  If you are a non-registered owner, and Cusac or its agent has sent these materials directly to you, your name and address and information about your Cusac Shares has been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Cusac Shares on your behalf.

By choosing to send these materials to you directly, Cusac (and not the intermediary holding your Cusac Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Cusac Shares are voted at the Cusac Shareholder Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by Cusac.  However, its purpose is limited to instructing the intermediary how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (“Broadridge”) in the United States and in Canada.  Broadridge will mail a VIF in lieu of a Proxy provided by Cusac.  The VIF will name the same persons as Cusac’s Proxy to represent you at the Cusac Shareholder Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of Cusac) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Cusac Shareholder Meeting.  To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Cusac Shares to be represented at the Cusac Shareholder Meeting.  If you receive a VIF from Broadridge, you cannot use it to vote Cusac Shares directly at the Cusac Shareholder Meeting - the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Cusac Shareholder Meeting in order to have your Cusac Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Cusac Shareholder Meeting for the purposes of voting Cusac Shares registered in the name of your broker, you may attend at the Cusac Shareholder Meeting as proxyholder for your broker and vote your Cusac Shares in that capacity.  If you wish to attend at the Cusac Shareholder Meeting and indirectly vote your Cusac Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Cusac Shareholder Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Cusac Shareholder Meeting and vote your Cusac Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder or debentureholder of Cusac, as the case may be, who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or debentureholder or the registered shareholder’s or debentureholder’s authorized attorney in writing, or, if the shareholder or debentureholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to the Depositary or at the address of the registered office of Cusac at 1600 – 409 Granville Street, Vancouver, British Columbia  V6C 1T2 at any time up to and including the last business day that precedes the day of the Cusac Meetings or, if the Cusac Shareholder Meeting or Cusac Debentureholder Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Cusac Meetings on the day of the Cusac Meetings or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered Cusac Shareholder or Cusac Debentureholder personally attending the Cusac Shareholder Meeting or Cusac Debentureholder Meeting, as the case may be, and voting their Cusac Shares or Cusac Debentures.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set out in “The Arrangement — Interests of Directors and Executive Officers of Cusac in the Arrangement” and elsewhere in this Circular, no director or executive officer of Cusac, nor any person who has held such a position since the beginning of Cusac’s last completed financial year, nor any associate or affiliate of any of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Cusac Meetings.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The Record Date for determining persons entitled to receive notice of and vote at the Cusac Meetings is February 8, 2008. Only persons who were Cusac Shareholders or Cusac Debentureholders as of the close of business on February 8, 2008 are entitled to vote at the Cusac Shareholders Meeting or Cusac Debentureholder Meeting, respectively, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Outstanding Securities

At the close of business on February 13, 2008, 84,249,191 Cusac Shares were issued and outstanding. Each Cusac Shareholder is entitled to one vote per Cusac Share held on all matters to come before the Cusac Shareholder Meeting, including the Cusac Shareholder Arrangement Resolution. Cusac Shares are the only securities of Cusac which will have voting rights at the Cusac Shareholder Meeting.

At the close of business on February 13, 2008, 788 Cusac Debentures representing an aggregate principal amount of $2,995,000 were issued and outstanding. Each Cusac Debentureholder is entitled to one vote per $3,750 aggregate principal amount held on all matters to come before the Cusac Debentureholder Meeting, including the Cusac Debentureholder Arrangement Resolution. Cusac Debentures are the only securities of Cusac which will have voting rights at the Cusac Debentureholder Meeting.

Principal Holders of Cusac Shares

To the knowledge of the directors and executive officers of Cusac, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Cusac Shares carrying more than 10% of the voting rights attached to all issued Cusac Shares as at February 13, 2008.

RISK FACTORS

In assessing the Arrangement, Cusac Shareholders and Cusac Debentureholders should carefully consider the risks described in Cusac’s Annual Information Form dated March 30, 2007 for the year ended December 31, 2006 and Hawthorne’s Prospectus dated March 28, 2007, together with the other information contained in, or incorporated by reference in this Circular, including the disclosure under “Information Concerning Hawthorne — Recent Developments” in this Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Cusac, may also adversely affect the business of the Combined Company. In particular, the Arrangement and the operations of the Combined Company are subject to certain risks including the following:

Risks Related to the Arrangement

The Arrangement Agreement may be terminated by Cusac or Hawthorne in certain circumstances, in which case the market price for Cusac Shares may be adversely affected.

Each of Cusac and Hawthorne has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Cusac provide any assurance, that the Arrangement Agreement will not be terminated by either Cusac or Hawthorne before the completion of the Arrangement. For example, Hawthorne has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Cusac. Although a Material Adverse Effect excludes certain events that are beyond the control of Cusac or Hawthorne (such as general changes in the global economy or changes that affect the worldwide mining industry generally and which do not have a materially disproportionate effect on Cusac or Hawthorne), there is no assurance that a change having a Material Adverse Effect on Cusac will not occur before the Effective Date, in which case Hawthorne could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Cusac or Hawthorne, including Cusac Shareholders and Cusac Debentureholders approving the Arrangement and required regulatory approvals being obtained. There is no certainty, nor can Cusac provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Cusac Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Cusac Board will be able to find a party willing to pay an equivalent or a more attractive price for Cusac Shares and Cusac Debentures than the consideration to be paid pursuant to the terms of the Arrangement Agreement.

Under the Arrangement, Cusac Shareholders and Cusac Debentureholders will receive Hawthorne Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, Hawthorne Shares received by Cusac Shareholders and Cusac Debentureholders under the Arrangement may have a lower market value than expected.

Cusac Shareholders and Cusac Debentureholders will receive a fixed number of Hawthorne Shares under the Arrangement, rather than Hawthorne Shares with a fixed market value. Because the Exchange Ratio and Conversion Price will not be adjusted to reflect any change in the market value of the Hawthorne Shares, the market value of Hawthorne Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular.

The exchange of Cusac Shares pursuant to the Arrangement may be a taxable transaction for U.S. shareholders.

Although Cusac believes the exchange of Cusac Shares for Hawthorne Shares and the subsequent amalgamation of Cusac and Hawthorne (through HawthorneSub), after completion of the Arrangement should be treated as a single, integrated transaction for U.S. federal income tax purposes qualifying as a reorganization under Section 368(a) of the Code, there is limited authority on the issue and thus substantial uncertainty with respect to such tax treatment. If the exchange of Cusac Shares for Hawthorne Shares were viewed as independent of the subsequent amalgamation, reorganization treatment would not apply, and the exchange would be a fully taxable transaction for U.S. federal income tax purposes. In that case, a U.S. Holder would recognize gain or loss in an amount equal to the difference between (a) the fair market value of the Hawthorne Shares and the U.S. dollar value of the Canadian currency on the date of receipt and (b) such U.S. shareholder’s adjusted tax basis in the Cusac Shares surrendered. Additionally, if Cusac is a PFIC at any time during a U.S. Holder’s holding period for the Cusac Shares and Hawthorne is not a PFIC for its taxable year which includes the day after the Effective Date, any gain would be subject to the generally adverse tax consequences applicable to sales of shares in a PFIC, in the absence of certain elections, as discussed under “Certain United States Federal Income Tax Considerations”. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement have been obtained by Cusac, and none will be requested by Cusac. There is no assurance that the IRS will not challenge the treatment of the exchange and the amalgamation as a single, integrated transaction qualifying as a reorganization, or that a U.S. court will not sustain such a challenge. U.S. shareholders should carefully review the discussion under “Certain United States Federal Income Tax Considerations” for a more complete discussion of the possible U.S. federal income tax consequences of the exchange.

Potential payments to Cusac Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition.

Cusac Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their Cusac Shares in cash. If Dissent Rights are exercised in respect of a significant number of Cusac Shares, a substantial cash payment may be required to be made to such Cusac Shareholders that could have an adverse effect on the Combined Company’s financial condition and cash resources.

The issue of Hawthorne Shares under the Arrangement and their subsequent sale may cause the market price of Hawthorne Shares to decline.

As of February 13, 2008, 16,437,063 Hawthorne Shares were outstanding and an aggregate of 4,293,313 Hawthorne Shares were subject to outstanding options and warrants to purchase or acquire Hawthorne Shares. Hawthorne currently expects that in connection with the Arrangement it will issue approximately 6,054,168 Hawthorne Shares (calculated based on the issued and outstanding Cusac Shares and Cusac Debentures as at February 13, 2008) and reserve approximately 372,525 Hawthorne Shares for issue on exercise of Converted Hawthorne Securities. The issue of these new Hawthorne Shares and their sale and the sale of additional Hawthorne Shares that may become eligible for sale in the public market from time to time could depress the market price for Hawthorne Shares.

Recent losses by Cusac have cast doubt on its ability to continue as a going concern should the Arrangement be terminated.

As of December 31, 2006, Cusac had a deficit of $25,817,233 and a working capital deficit of $1,593,086. Cusac reported net losses of $5,288,803 during the year ended December 31, 2006. Cusac is in financial distress as a result of having incurred significant operating losses and has a substantial working capital deficiency, therefore, there exist significant value related issues associated with Cusac’s ability to continue as a going concern should the Arrangement not be completed. Cusac is currently funding its minimal operations through short-term loans from Hawthorne.

Risks Related to the Operations of the Combined Company

The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Cusac and Hawthorne.

The success of the Combined Company will depend in large part on the ability of management of the Combined Company to integrate the operations, technologies and personnel of Cusac with those of Hawthorne after the Effective Date. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize any of the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of the Combined Company.

In addition, the overall integration of the operations, technologies and personnel of Cusac into the Combined Company may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.

The Combined Company may not realize the benefits of its growth projects.

As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop new mineral projects and will have a larger number of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these projects successfully could have an adverse effect on the Combined Company’s financial position and results of operations.

The Combined Company will face permitting risks relating to its expanded portfolio of development projects.

On the Effective Date, the Combined Company will still need to obtain certain permits and approvals to enable it to proceed with the exploration, construction of mines, processing plants and related infrastructure required for each of its development projects. The development projects are at different stages of development, and Cusac is not currently in a position to predict with certainty when all required permits and approvals would be in place to allow for the Combined Company to move forward with certain of its development projects. Currently, only the Table Mountain Mine (as defined below) is fully permitted.

The Combined Company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.

The Combined Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. The Combined Company could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the Combined Company’s cost of raising capital in the future may be adversely affected. In addition, if the Combined Company is required to make significant interest and principal payments resulting from a debt financing, the Combined Company’s financial condition and ability to raise additional funds may be adversely impacted.

The Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

Cusac and Hawthorne are subject to a broad range of environmental laws and regulations in the jurisdiction in which they operate. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.

THE ARRANGEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. A summary of the principal terms of the Arrangement Agreement and Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Cusac on SEDAR at www.sedar.com and to the Plan of Arrangement that is appended hereto as Appendix “C”. Capitalized terms have the meanings set out in the Glossary of Terms, or are otherwise defined herein.

Approval of Arrangement Resolutions

At the Cusac Shareholder Meeting, Cusac Shareholders will be asked to approve the Cusac Shareholder Arrangement Resolution, substantially in the form set out in Appendix “A” to this Circular. At least 66 2/3% of the votes cast in person or by proxy on the Cusac Shareholder Arrangement Resolution at the Cusac Shareholder Meeting must be voted FOR the Cusac Shareholder Arrangement Resolution in order for it to be approved.

At the Cusac Debentureholder Meeting, Cusac Debentureholders will be asked to approve the Cusac Debentureholder Arrangement Resolution, substantially in the form set out in Appendix “B” to this Circular. At least a majority in number and 75% in value of the votes cast in person or by proxy on the Cusac Debentureholder Arrangement Resolution at the Cusac Debentureholder Meeting must be voted FOR the Cusac Debentureholder Arrangement Resolution in order for it to be approved.

Reasons for the Arrangement and Recommendation of the Cusac Board

The proposed Arrangement is a result of an extensive review by Cusac management and its advisors of the alternatives available to address Cusac’s deteriorating financial condition and operational problems and to realize maximum value for the Cusac Securityholders and creditors.

Background to the Arrangement

Cusac has been a public company engaged in the mining exploration and development business since 1966. Since 1970, Cusac’s principal mineral property has been the Cassiar Gold Property located in north central British Columbia (the “Cassiar Gold Property”). Between 1984 and mid 1997, the Cassiar Gold Property produced in excess of 60,000 ounces of gold and, combined with net profit royalties, generated approximately $40,000,000 in revenue for Cusac.

By 1997, gold production from the Cassiar Gold Property had fallen significantly and a profitable operation could not be maintained. As a consequence, gold production on the Cassiar Gold Property was shut down. Between 1997 and 2003, Cusac conducted minimal maintenance and exploration activity on the site.

In 2003, as the price of gold increased, Cusac resumed active exploration on the Cassiar Gold Property and in 2005 an independent NI 43–101 compliant preliminary feasibility study was undertaken which recommended the recommencement of gold production on the Cassiar Gold Property and called for $3,700,000 in expenditures to bring the Cassiar Gold Property into production and positive cash flow.

To bring the Cassiar Gold Property into production, in May, 2006, Cusac raised $5,700,000, of which $3,048,750 was raised by issue of the Cusac Debentures which originally matured on November 30, 2007, and the balance ($2,651,250) by issue of common shares. Cusac also raised an additional $1,000,000 in flow-through financing in November, 2006.

In June, 2006, preparations for re-opening the mine on the Cassiar Gold Property began and included, among other things, the refurbishment of the 300 ton-per-day mill on the property, retooling mechanical shops, refurbishing the assay lab, repairing roads, re-establishing the diesel power house and electrification of the property with the objective of mining the two veins outlined in the 2005 report, one being the Rory Vein and the other the East Bain Vein.

In August, 2006, underground operations commenced on the Rory Vein. However, a complex fault system was encountered shortly thereafter resulting in very limited production and very disappointing results.

In early March, 2007, Cusac signed an option agreement with American Bonanza Gold Corp to acquire 46 mineral claims covering the majority of the Taurus Deposit (the balance being already owned by Cusac) which hosts a NI 43-101 compliant inferred resource of 1,024,000 ounces of gold.  The agreement called for payment of $6,000,000 in cash over two years (the first payment of $1,500,000 being due December 21, 2007).

In early May, 2007, Cusac sought to close a $2,000,000 financing but was only able to raise $1,400,000, consisting of $1,000,000 in flow-through funds and the balance in unrestricted equity. Much of the $400,000 raised was used to pay legal and financing costs, resulting in a large capital shortfall. A second tranche of $158,000 in flow through funds was closed in late May, 2007.

In mid May, 2007, Cusac reported its first quarter 2007 results that showed a quarterly loss of approximately $1,800,000. In spite of efforts by Cusac’s technical team to develop a plan to profitably mine the Rory Vein, the disappointing tonnage and grade caused projected revenues to plummet, leading to a decision to abandon the Rory Vein operation in favour of the East Bain Vein.

The failure of the Rory Vein had a seriously negative impact on Cusac’s operations. Approximately $4,000,000 in expected revenues failed to materialize. This cash shortage, combined with the looming maturity of the Cusac Debentures, placed Cusac in a very difficult position. The disappointing results and approaching maturity date of the Cusac Debentures dampened equity financing opportunities and brought selling pressure on Cusac Shares.

Cusac’s proposed solution to its debt and cash shortage was to (a) reduce costs through lay-offs and a streamlining of operations; (b) aggressively pursue its exploration program for the Taurus Deposit, as the prospect of developing an anticipated 1,040,000 ounce gold deposit and strong drill results had potential to increase the value of Cusac Shares such that the Cusac Debentureholders would convert their Cusac Debentures to Cusac Shares at the $0.305 conversion price, thereby removing the debt and underlying security; (c) advance the East Bain development project as quickly as possible to achieve cash flow in sufficient time and amount to repay the Cusac Debentures and cure Cusac’s working capital deficiency; and (d) seek additional non-flow-through equity financing. This course of action was initiated by Cusac in late May, 2007.

The plan to rapidly advance progress at the East Bain Vein was hampered by a number of factors, including, an additional 75 meters of decline had to be completed to avoid unexpected bad ground, which was in addition to the 244 meters of decline rehabilitation budgeted for and the 430 meters of decline required after the rehabilitation area. Personnel shortages, equipment breakdowns and other operational issues also hampered progress.

In late June, 2007, Cusac began to explore additional funding options, securing $150,000 in late July as well as a commitment to raise an additional $1,000,000. In late August, 2007, Cusac closed approximately $700,000 in financing of the anticipated financing, with the balance expected in early September, 2007. By early September, 2007, however, Cusac was unable to complete the second tranche of $300,000. In order to continue operations, Cusac was forced to borrow $366,000 from a company with common directors.

In late September, 2007, Cusac began to experience significant water flows in the East Bain decline that were severely hampering progress. On September 29, 2007, the on-site mine manager informed management that the flow of water had increased severely, that Cusac did not have the pumping capacity to cure the problem, and as a result, the decline was flooding. A decision was made to halt operations and immediately lay-off the majority of the work-force.

As of September 30, 2007, Cusac’s current liabilities exceeded it’s current assets and, therefore, Cusac was unable to maintain operations. The flooding that had occurred had effectively cut off the possibility of further equity financing and resulted in Cusac’s financial advisor cancelling its agency agreement and withdrawing its interest in participating in any additional restructuring plans.

As of September 30, 2007, Cusac had a significant deficit and working capital deficiency. Further, Cusac reported significant net losses during the nine month period ended September 30, 2007 and expected to incur losses for the foreseeable future. The Cusac Debentures had a maturity date of November 30, 2007, and there were no assurances that the Cusac Debentureholders would extend the terms. As a result, management of Cusac sought out a merger candidate.

In October, 2007, the company began negotiations with a potential merger partner. However, in late October, 2007, the potential partner decided not to proceed with a merger due to the tremendous financial requirements of Cusac, including the Cusac Debentures, the accounts payable of approximately $1,900,000, and the $1,500,000 payment due to Bonanza on December 21,2007 pursuant to the Bonanza Property Option Agreement.

To avoid default on the Cusac Debentures, in October, 2007, Cusac called a meeting of the Cusac Debentureholders to request an extension and amendment to the terms of the Cusac Debentures. In late November, 2007, the Cusac Debentureholders approved an extraordinary resolution to revise certain terms of the Cusac Debentures and Cusac averted defaulting on the Cusac Debentures. The revision of certain terms of the Cusac Debentures was contingent on Cusac completing a definitive merger agreement on or before December 31, 2007.

In early November, 2007, Cusac was introduced to a second merger candidate, Hawthorne. In the view of Cusac management, Hawthorne was an attractive merger partner for Cusac, as Hawthorne’s structure, capitalization, financial capacity, focus on B.C. mining projects, and the strong background of its management would enable it to absorb the mounting financial obligations of Cusac. As a consequence, Cusac entered into negotiations with Hawthorne and on December 18, 2007 the parties completed a definitive agreement to combine their respective businesses.

Benefits of the Arrangement

The Cusac Board believes that the Arrangement will have the following benefits for Cusac Securityholders:

(b)

the Combined Company will be a significantly stronger company than either Cusac or Hawthorne alone and will have a strong portfolio of properties with excellent exploration, development and growth potential;

(c)

the Combined Company will be in a superior position to recommence gold production at the Table Mountain Mine, explore and develop its interests in the Taurus Property and Frasergold Property, and seek out new mineral property opportunities;

(d)

the Combined Company, while focused on the Province of British Columbia, will have a more diversified geographic base and asset portfolio throughout the province;

(e)

the Combined Company will have enhanced financial strength that should enable it to finance its exploration, development and mining projects;

(f)

the Combined Company will have a market capitalization of approximately $41 million (based on the closing price of the Cusac Shares and the Hawthorne Shares on the TSX and the TSX-V, respectively, on February 13, 2008);

(g)

the Combined Company will have an experienced management team with a proven ability to finance, explore and operate mineral exploration, development and mining projects;

(h)

the Combined Company will be in a better position to attract the skilled employees required to carry out its exploration, development and mining projects; and

(i)

the Combined Company will have a much stronger balance sheet with approximately $4,750,000 in cash and cash equivalents (assuming the Arrangement was effective as of November 30, 2007).  See “Appendix “G” - Pro Forma Balance Sheet”.

Recommendation of the Cusac Board

The Cusac Board has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that the Cusac Shareholders and Cusac Debentureholders vote FOR the Arrangement Resolutions at the Cusac Meetings.  In recommending that the Cusac Shareholders and Cusac Debentureholders vote in favour of the Arrangement Resolutions, the Cusac Board considered the expected benefits of the Arrangement as well as the following factors:

(i)

for Canadian federal income tax purposes, Cusac Shareholders who hold their Cusac Shares as capital property generally are expected to be able to exchange their Cusac Shares for Hawthorne Shares under the Arrangement without realizing a capital gain or loss under the ITA (see “Principal Canadian Federal Income Tax Considerations”); and

(ii)

under the terms of the Arrangement Agreement, the Cusac Board is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend such proposal to Cusac Shareholders and Cusac Debentureholders or enter into an agreement in respect of a Superior Proposal (see “The Arrangement – Additional Terms of the Arrangement Agreement”).

In reaching its determination, the Cusac Board also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of Cusac and Hawthorne on both a historical and pro forma basis; (ii) information with respect to the assets and properties of Cusac and Hawthorne; (iii) historical information regarding the trading prices of the Cusac Shares and the Hawthorne Shares; (iv) the other terms of the Arrangement, including the structure of the Arrangement; (v) the judicial and regulatory approval requirements in connection with the Arrangement, including approval by the Court; (vi) the availability of Dissent Rights; and (vii) the risks associated with the completion of the Arrangement.

This discussion of the information and factors considered and given weight by the Cusac Board is not intended to be exhaustive, but is believed to include all material factors considered by the Cusac Board.  In reaching the determination to approve and recommend the resolutions relating to the Arrangement, the Cusac Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Stock Exchange Approvals

It is a condition to completing the Arrangement that the Hawthorne Shares to be issued to Cusac Shareholders and Cusac Debentureholders pursuant to the Arrangement and on exercise of Converted Hawthorne Securities be approved for listing on the TSX-V. The TSX-V has conditionally approved the listing of Hawthorne Shares to be issued and reserved pursuant to the Arrangement, subject to the satisfaction of the customary requirements of the TSX-V.

Fees, Costs and Expenses

All expenses incurred in connection with the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement will be paid by the party incurring those expenses.

Cusac estimates that it will incur fees and related expenses in the aggregate amount of approximately $250,000 if the Arrangement is completed including, without limitation, legal and accounting fees, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular. Cusac is currently funding its operating costs, including the costs and expenses of the Arrangement through short-term loans from Hawthorne. As at February 13, 2008, Cusac has borrowed $97,000 from Hawthorne.

Interests of Directors and Executive Officers of Cusac in the Arrangement

Members of the Cusac Board and the executive officers of Cusac have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Cusac Shareholders and Cusac Debentureholders generally. These interests and benefits are described below.

All benefits received, or to be received, by directors or executive officers of Cusac as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Cusac or the Combined Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Cusac Shares, nor is it, or will it be, conditional on the person’s support of the Arrangement.

As of February 13, 2008, the members of the Cusac Board and the executive officers of Cusac held 1,435,552 Cusac Shares, representing approximately 1.7% of the issued Cusac Shares on such date, 20,000 Cusac Warrants, 1,550,000 Cusac Options and 68 Cusac Debentures representing an aggregate of $255,000 in principal.

New Executive Employment Agreement with the Combined Company

One of the conditions of the Arrangement Agreement is that David H. Brett, the President and CEO of Cusac, will have entered into an employment contract with Hawthorne (or a subsidiary of Hawthorne) in a full-time senior management capacity prior to the Effective Time.  Mr. Brett is to become the Manager of Business Development of the Combined Company.

Indemnification of Officers and Directors

Under the Arrangement Agreement, Hawthorne has agreed that all rights to indemnification or exculpation in favour of the current and former directors and officers of Cusac provided in the current articles or by-laws of Cusac, or in any agreement, and any directors’ and officers’ insurance currently existing in favour of the directors and officers of Cusac, will survive the completion of the Arrangement (or be replaced with substantially equivalent coverage) and will continue in effect for at least six years after the Effective Date.

Appointments to Board of Directors of the Combined Company

On completion of the Arrangement, it is expected that the board of directors of the Combined Company will include one nominee of the current Cusac Board. See “The Combined Company after the Arrangement - Directors and Officers”.

Principal Steps of the Arrangement

At the Effective Time (see also “Effective Date and Conditions of the Arrangement” below):

(a)

each outstanding Cusac Share (other than Dissenting Shareholders or by Hawthorne or any subsidiary of Hawthorne) will be exchanged by the holder thereof for 0.0526 of a Hawthorne Share;

(b)

each Cusac Convertible Security outstanding immediately prior to the Effective Time, whether or not vested, will be exchanged for a Converted Hawthorne Security exercisable to acquire (on the same terms and conditions as were applicable to such Cusac Convertible Security) pursuant to the relevant warrant or option certificate under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time the number (rounded down to the nearest whole number) of Hawthorne Shares determined by multiplying: (A) the number of Cusac Shares subject to such Cusac Convertible Security immediately prior to the Effective Time by (B) the Exchange Ratio.  The exercise price per Hawthorne Share subject to any such Converted Hawthorne Security will be an amount (rounded to the nearest one-hundredth of a cent) equal to the quotient of: (A) the exercise price per Cusac Share subject to such Cusac Convertible Security immediately prior to the Effective Time; divided by (B) the Exchange Ratio;

(c)

each outstanding Cusac Debenture will be exchanged by the holder thereof, in consideration for which Hawthorne will cause to be issued, for each two dollars of principal and interest owed to the holder at the Effective Time, one Hawthorne Share; and

(d)

HawthorneSub and Cusac will be amalgamated to form Amalco and continue as one corporation under the BCBCA.

Effects of the Arrangement

On completion of the Arrangement:

(a)

each Cusac Share held by a Cusac Shareholder (other than Dissenting Shareholders or Hawthorne or any subsidiary of Hawthorne) will be exchanged for 0.0526 of a Hawthorne Share;

(b)

each Cusac Convertible Security will be exchanged for a financially equivalent Converted Hawthorne Security, that will be exercisable from and after the Effective Date for a number of Hawthorne Shares based on the Exchange Ratio;

(c)

each Cusac Debenture held by a Cusac Debentureholder will be exchanged one Hawthorne Share for each two dollars of principal and interest owed to the Cusac Debentureholder at the Effective Time, at which time the Debentures will be deemed repaid in full;

(d)

assuming there are 84,249,191 Cusac Shares issued and outstanding at the Effective Time and outstanding Cusac Convertible Securities in respect of 7,077,969 Cusac Shares (based on February 13, 2008 information), Hawthorne will issue approximately 4,434,168 Hawthorne Shares to acquire the Cusac Shares and reserve approximately 372,525 Hawthorne Shares for issue upon exercise of Converted Hawthorne Securities. Hawthorne will issue approximately 1,620,000 Hawthorne Shares in satisfaction of the outstanding Cusac Debentures. On completion of the Arrangement, there will be, using Hawthorne’s issued share capital as at February 13, 2008, approximately 22,484,856 Hawthorne Shares issued and outstanding;

(e)

HawthorneSub and Cusac will have been amalgamated to form Amalco, which will be a wholly-owned subsidiary of Hawthorne; and

(f)

the board of directors of the Combined Company will consist of six directors, of whom one will be a nominee of Cusac.

Directors and Officers of the Combined Company — Post-Arrangement

Hawthorne and Cusac have agreed under the Arrangement Agreement that, as of the Effective Time, the current officers and directors of Hawthorne shall continue to hold their respective offices and directorships in the Combined Company and that the current officers and directors of Cusac shall immediately resign from their respective positions.  Subject to TSX-V approval, Hawthorne and Cusac have further agreed that at the Effective Time, Dale A. Sketchley (currently a director of Cusac) will be appointed to the Hawthorne Board and David H. Brett (current President and CEO of Cusac) will be employed as the Manager of Business Development of the Combined Company. See Hawthorne’s management information circular dated June 4, 2007 for its most recent annual general meeting of shareholders that is incorporated herein by reference for information concerning the current directors and officers of Hawthorne.

Procedure and Terms For Exchange of Cusac Securities

Procedure for Exchange of Cusac Shares

At or promptly after the Effective Time, Hawthorne will deposit with the Depositary or otherwise make available certificates representing the number of Hawthorne Shares required to be issued to the Cusac Shareholders (excluding Dissenting Shareholders) in connection with the Arrangement.  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Cusac Shares (excluding shares held by Dissenting Shareholders) together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefore, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Hawthorne Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. No fractional Hawthorne Shares will be issued to Cusac Shareholders upon the surrender of Cusac Shares for exchange.

Until surrendered, each certificate which immediately prior to the Effective Time represented Cusac Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Hawthorne Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

If any certificate that immediately prior to the Effective Time represented outstanding Cusac Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing Hawthorne Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal, as determined in accordance with the Arrangement.  When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Hawthorne Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to Hawthorne and the Depositary in such amount as Hawthorne and the Depositary may direct or otherwise indemnify Hawthorne and the Depositary in a manner satisfactory to Hawthorne and the Depositary against any claim that may be made against Hawthorne or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividends or other distributions declared or made after the Effective Time with respect to Hawthorne Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding Cusac Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates.  Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing Hawthorne Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such Hawthorne Shares.

Hawthorne, HawthorneSub and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of Cusac Shares such amounts as Hawthorne, HawthorneSub or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

To the extent that a Cusac Shareholder has not surrendered the certificates representing the Cusac Shares held by such Cusac Shareholder on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then the Hawthorne Shares which such Cusac Shareholder was entitled to receive will be delivered to Hawthorne by the Depositary for cancellation and will be cancelled by Hawthorne, and the interest of the Cusac Shareholder in such Hawthorne Shares will be terminated as of such Final Proscription Date.

Procedure for Exchange of Cusac Convertible Securities

At or promptly after the Effective Time, Hawthorne will make available certificates representing the Converted Hawthorne Securities required to be issued to holders of Cusac Convertible Securities.  Upon surrender for cancellation of a certificate or other instrument which immediately prior to the Effective Time represented outstanding Cusac Convertible Securities together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate or other instrument and such additional documents and instruments as Hawthorne may require, the holder of such surrendered certificate or other instruments will be entitled to receive, and Hawthorne will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Converted Hawthorne Securities that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

Until surrendered, each certificate which immediately prior to the Effective Time represented Cusac Convertible Securities will be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the certificate or other instrument representing Converted Hawthorne Securities that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

Procedure for Exchange of Cusac Debentures

At or promptly after the Effective Time, Hawthorne will deposit with the Depositary or otherwise make available certificates representing the number of Hawthorne Shares required to be issued to the Cusac Debentureholders in connection with the Arrangement.  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Cusac Debentures together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefore, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Hawthorne Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. No fractional Hawthorne Shares will be issued to Cusac Debentureholders upon the surrender of Cusac Debentures for exchange.

Until surrendered, each certificate which immediately prior to the Effective Time represented Cusac Debentures will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Hawthorne Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

If any certificate that immediately prior to the Effective Time represented outstanding Cusac Debentures has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing Hawthorne Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal, as determined in accordance with the Arrangement.  When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Hawthorne Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to Hawthorne and the Depositary in such amount as Hawthorne and the Depositary may direct or otherwise indemnify Hawthorne and the Depositary in a manner satisfactory to Hawthorne and the Depositary against any claim that may be made against Hawthorne or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Hawthorne, HawthorneSub and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of Cusac Debentures such amounts as Hawthorne, HawthorneSub or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the debentures in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

To the extent that a Cusac Debentureholder has not surrendered the certificates representing the Cusac Debentures held by such Cusac Debentureholder on or before the Final Proscription Date, then the Hawthorne Shares which such Cusac Debentureholder was entitled to receive will be delivered to Hawthorne by the Depositary for cancellation and will be cancelled by Hawthorne, and the interest of the Cusac Debentureholder in such Hawthorne Shares will be terminated as of such Final Proscription Date.

Effective Date and Conditions of the Arrangement

If the Arrangement Resolutions are passed, the Final Order is obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions disclosed below under “Conditions to the Arrangement Becoming Effective” are satisfied or waived, the Arrangement will become effective on the Effective Date. Hawthorne and Cusac currently expect that the Effective Date will be April 15, 2008.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions, summarized below, must have been satisfied or waived.

Mutual Conditions

The obligations of Cusac and Hawthorne to complete the Arrangement are subject to the fulfillment or waiver (where permitted) of the following mutual conditions:

(a)

the Interim Order must have been granted in form and substance satisfactory to Cusac and Hawthorne, acting reasonably, and must not have been set aside or modified in a manner unacceptable to them, acting reasonably, on appeal or otherwise;

(b)

the Cusac Shareholder Arrangement Resolution must have been passed by the Cusac Shareholders at the Cusac Shareholder Meeting in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)

the Cusac Debentureholder Arrangement Resolution must have been passed by the Cusac Debentureholders at the Cusac Debentureholder Meeting in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(d)

the Final Order must have been granted in form and substance satisfactory to Cusac and Hawthorne, acting reasonably, and must not have been set aside or modified in a manner unacceptable to them, acting reasonably, on appeal or otherwise;

(e)

there must not be in force any law, ruling, order or decree, and there must be no action taken under any laws or by any Governmental Entity (as defined in the Arrangement Agreement) or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement, or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which would have, or could reasonably be expected to have, a Material Adverse Effect on Cusac or Hawthorne;

(f)

the TSX and TSX-V must have approved the Arrangement and the transactions contemplated herein;

(g)

Dissent Rights must not have been exercised by holders of 2% or more of Cusac Shares; and

(h)

the Arrangement Agreement must not have been terminated.

Additional Conditions in Favour of Hawthorne

The obligation of Hawthorne to complete the Arrangement is subject to the fulfillment or waiver (where permitted) of the following additional conditions:

(a)

from the date of the Arrangement Agreement to the Effective Date, there must not have occurred, and Cusac must have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Cusac;

(b)

the representations and warranties made by Cusac in the Arrangement Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” must be true and correct as of the Effective Date, and all other representations and warranties made by Cusac in the Arrangement Agreement that are not so qualified must be true and correct in all material respects as of the Effective Date, in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate have a Material Adverse Effect on Cusac;

(c)

Cusac must have complied in all material respects with its covenants in the Arrangement Agreement;

(d)

no more than 2% of the outstanding Cusac Shares will be subject to the exercise of Dissent Rights;

(g)

the Cusac Board must have adopted all necessary resolutions and all other necessary corporate action must have been taken by Cusac to permit the consummation of the Arrangement;

(h)

Cusac must have delivered any consents required pursuant to the “change of control” clauses in the agreements described in Schedule “C” to the Arrangement Agreement; and

(i)

the Cusac Board must not have effected a Change in Cusac Recommendation.

Additional Conditions in Favour of Cusac

The obligations of Cusac to complete the Arrangement are subject to the fulfillment or waiver (where permitted) of the following additional conditions:

(a)

from the date of the Arrangement Agreement to the Effective Date, there must not have occurred, and Hawthorne (on a consolidated basis) must not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Hawthorne;

(b)

the representations and warranties made by Hawthorne in the Arrangement Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” must be true and correct as of the Effective Date, and all other representations and warranties made by Hawthorne in the Arrangement Agreement must be true and correct in all material respects as of the Effective Date, in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate have a Material Adverse Effect on Hawthorne;

(c)

Hawthorne must have complied in all material respects with its covenants in the Arrangement Agreement; and

(d)

the directors of Hawthorne must have adopted all necessary resolutions and all other necessary corporate action must have been taken by Hawthorne to permit the consummation of the Arrangement.

Additional Terms of the Arrangement Agreement

In addition to the terms and conditions of the Arrangement Agreement set out elsewhere in this Circular and the representations and warranties contained therein, the following additional terms apply:

Covenants of Cusac

Cusac agreed in the Arrangement Agreement to, among other things:

(a)

file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Hawthorne, acting reasonably;

(b)

with respect to the Cusac Meetings,

(i)

carry out the terms of the Interim Order as are required to be carried out by Cusac;

(ii)

prepare and file this Circular, together with any other documents required by applicable laws, and mail this Circular as ordered by the Interim Order, in accordance with all applicable laws;

(iii)

subject to the terms of the Arrangement Agreement, (x) take all commercially reasonable lawful action to solicit in favour of the Arrangement Resolutions; (y) recommend to all Cusac Shareholders and Cusac Debentureholders that they vote in favour of the Arrangement; and (z) not make a Change in Cusac Recommendation, except as expressly permitted by the Arrangement Agreement;

(iv)

use its commercially reasonable best efforts to convene the Cusac Meetings by no later than March 31, 2008, but in any event hold the Cusac Meetings no later than April 7, 2008, or as provided in the Interim Order;

(v)

provide notice to Hawthorne of the Cusac Meetings and allow representatives of Hawthorne to attend the Cusac Meetings;

(vi)

conduct the Cusac Meetings in accordance with the Interim Order, the BCBCA, Cusac’s articles and as otherwise required by applicable laws; and

(vii)

take all such actions as may be required under the BCBCA in connection with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

(c)

not adjourn, postpone or cancel the Cusac Meetings (or propose to do so), except (i) if a quorum is not present at the Cusac Meetings; (ii) if required by applicable laws; (iii) if required by Cusac Shareholders or Cusac Debentureholders; or (iv) if otherwise agreed to by Hawthorne;

(d)

provide Hawthorne with a copy of any purported exercise of Dissent Rights by a Cusac Shareholder;

(e)

prepare and file any mutually agreed (or as otherwise required by applicable laws) amendments or supplements to this Circular with respect to the Cusac Meetings and mail such amendments or supplements, as required by the Interim Order, and in accordance with all applicable laws;

(f)

subject to the approval of the Arrangement at the Cusac Meetings in accordance with the provisions of the Interim Order, file, proceed with and diligently prosecute an application to the Court for the Final Order, which application will be in a form and substance satisfactory to Cusac and Hawthorne, acting reasonably;

(g)

carry out the terms of the Interim Order and the Final Order;

(h)

conduct its business, and cause its subsidiaries to conduct their businesses, only in, and not take any action except in, the ordinary course of business and consistent with past practice;

(i)

not, without the prior written consent of Hawthorne, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue any Cusac Shares or any securities convertible into Cusac Shares, other than the issue of Cusac Shares pursuant to the exercise of Cusac Convertible Securities outstanding on the date of the Arrangement Agreement;

(ii)

other than pursuant to obligations or rights under existing contracts, dispose of any property or assets or enter into any agreement or commitment to do so;

(iii)

amend or propose to amend the notice of articles, articles or by-laws (or their equivalent) of Cusac or any of the terms of the Cusac Convertible Securities;

(iv)

split, combine or reclassify any of the Cusac Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Cusac Shares;

(v)

redeem, purchase or offer to purchase any Cusac Shares;

(vi)

reorganize, amalgamate or merge Cusac with any other person;

(vii)

acquire or agree to acquire any corporation or other entity (or material interest therein);

(viii)

(A) satisfy or settle certain claims or disputes; (B) relinquish certain contractual rights; (C) satisfy certain loans or other indebtedness or make certain other payments; or (D) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)

except as required by Canadian GAAP, make any changes to the existing accounting practices of Cusac or make any material tax election inconsistent with past practice; or

(xi)

enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (x) certain ordinary course expenditures, (y) expenditures required by law, and (z) expenditures made in connection with transactions contemplated in the Arrangement Agreement;

(j)

except where the prior intention to do so had been disclosed by Cusac, not, without the prior written consent of Hawthorne, directly or indirectly, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Cusac;

(k)

use its commercially reasonable best efforts to maintain its current insurance (or reinsurance);

(l)

subject to certain exceptions, not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by Cusac in the Arrangement Agreement untrue or inaccurate in any material respect at any time before the Effective Time, or which would or could have a Material Adverse Effect on Cusac;

(m)

not settle or compromise any claim brought by any present, former or purported holder of any securities of Cusac in connection with the transactions contemplated by the Arrangement Agreement before the Effective Time without the prior written consent of Hawthorne;

(n)

not enter into, renew or modify any material contract to which Cusac is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Cusac;

(o)

use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Arrangement Agreement;

(p)

make, or co-operate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement and take all reasonable action necessary to be in compliance with such laws;

(q)

subject to applicable laws, continue to assist Hawthorne, until the earlier of the Effective Time or the termination of the Arrangement Agreement, to carry out its due diligence review of Cusac;

(r)

execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties thereto, all in form satisfactory to the other parties thereto, acting reasonably; and

(s)

consent to the assignment of a certain option agreement.

Covenants of Hawthorne

Hawthorne agreed in the Arrangement Agreement to, among other things:

(a)

file, jointly with Cusac, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Hawthorne, acting reasonably;

(b)

take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Hawthorne Shares) and the Final Order to be taken or done by Hawthorne;

(c)

provide to Cusac all information as may be reasonably requested by Cusac or as required by the Interim Order or applicable laws with respect to Hawthorne and its business and properties for inclusion in this Circular or in any amendment or supplement to this Circular and otherwise co-operate with Cusac in the preparation of this Circular;

(d)

subject to the approval of the Arrangement at the Cusac Meetings in accordance with the provisions of the Interim Order, file, jointly with Cusac, proceed with and diligently prosecute an application to the Court for the Final Order;

(e)

not, without the prior written consent of Cusac, directly or indirectly do or permit to occur any change to the Hawthorne Shares, or acquire any Hawthorne Shares, or amend or propose to amend the articles or by-laws of Hawthorne or reorganize, amalgamate or merge Hawthorne or any of its material subsidiaries with any other person;

(f)

subject to certain exceptions, not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by Hawthorne in the Arrangement Agreement untrue or inaccurate in any material respect at any time before the Effective Time or that would or could have a Material Adverse Effect on Hawthorne;

(g)

use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Arrangement Agreement;

(h)

make, or co-operate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement and take all reasonable action necessary to be in compliance with such laws;

(i)

subject to applicable laws, continue to assist Cusac, until the earlier of the Effective Time or the termination of the Arrangement Agreement, to carry out its due diligence review of Hawthorne;

(j)

execute and deliver, or cause to be executed and delivered at the closing of the Arrangement, such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Cusac, all in form satisfactory to Cusac, acting reasonably; and

(k)

other than in contemplation of or as required to give effect to the transactions contemplated by the Arrangement Agreement, conduct business only in, and cause its material subsidiaries to conduct their businesses only in, and not take any action except in, the ordinary course of business and consistent with past practice.

Notice and Cure Provisions

Each of Cusac and Hawthorne is required to give prompt notice to the other of any event or state of facts occurring up to the Effective Date that would likely (a) cause any of the representations or warranties of that party in the Arrangement Agreement to be untrue or inaccurate in any respect, (b) result in the failure of that party to comply with or satisfy any covenant or agreement to be complied with or satisfied under the Arrangement Agreement by such party before the Effective Date, or (c) result in the failure of such party to satisfy any of the conditions precedent in the Arrangement Agreement in favour of the other parties to the Arrangement Agreement.

Cusac or Hawthorne may (a) elect not to complete the transactions contemplated by the Arrangement Agreement by virtue of the conditions of the Arrangement Agreement not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event before the Effective Date, if such party has delivered a written notice to the other parties specifying in reasonable detail the basis for the exercise of the termination right, and (ii) if any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter, the party that has delivered such notice may not terminate the Arrangement Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from the date of delivery of such notice. If such notice has been delivered before the date of the Cusac Meetings, the Cusac Meetings will be adjourned or postponed until the expiry of such period.

Non-Solicitation Covenant of Cusac

Cusac agreed in the Arrangement Agreement that it will not, except as provided below, directly or indirectly, (a) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visits to Cusac’ facilities or properties, or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, or that may reasonably be expected to lead to, any Acquisition Proposal or potential Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, (c) remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal will not be considered a violation of this covenant), (d) make or propose publicly to make a Change in Cusac Recommendation, (e) accept, or enter into or propose publicly to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal, or (f) make a public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Cusac Board to approve the Arrangement.

Cusac also agreed to immediately terminate and cease any discussions or negotiations with any person with respect to any proposal that constitutes or could reasonably be expected to constitute an Acquisition Proposal. Cusac also agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement, and immediately to request the return or the destruction of all information provided to any such person.

Notwithstanding the foregoing, the Cusac Board may, before the approval of the Arrangement by Cusac Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the Cusac Board may make a Change in Cusac Recommendation in respect of a Superior Proposal or approve or recommend to Cusac Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the applicable terms of the Arrangement Agreement, but only if the Acquisition Proposal did not result from a breach of the Arrangement Agreement by Cusac and if the Cusac Board determines in good faith after consulting outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the directors of Cusac under applicable law.

Notice of Acquisition Proposal

Cusac must promptly (and in any event within 24 hours) notify Hawthorne, at first orally and then promptly in writing, of the receipt of any Acquisition Proposal, or any amendment to any Acquisition Proposal, or any request for non-public information relating to Cusac in connection with any potential Acquisition Proposal or for access to the properties, books or records of Cusac by any person that informs Cusac that it is considering or has made an Acquisition Proposal. Such notice must include (a) the identity of the person making the Acquisition Proposal, (b) a description of the material terms and conditions of the Acquisition Proposal, and (c) such other details of the Acquisition Proposal, inquiry or contact as Hawthorne may reasonably request.

Superior Proposal

Cusac may not make a Change in Cusac Recommendation or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (a) Cusac has complied with its non-solicitation covenant under the Arrangement Agreement, (b) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party if Cusac completes the Arrangement with Hawthorne, (c) Cusac has provided Hawthorne with information about the Superior Proposal as required under the Arrangement Agreement, and (d) 15 business days have elapsed from the later of the date Hawthorne received notice of the determination of the Cusac Board to accept, approve, recommend or enter into an agreement in respect of the Superior Proposal and the date that Hawthorne has received the information required to be provided by Cusac in respect of an Acquisition Proposal under the Arrangement Agreement.

During this 15 business day period, Hawthorne will have the opportunity to offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. The Cusac Board must review any such amended offer by Hawthorne and determine in good faith whether Hawthorne’s amended offer would result in an Acquisition Proposal not being a Superior Proposal, and if so determined by the Cusac Board, Cusac must enter into an amended agreement with Hawthorne reflecting the amended proposal of Hawthorne and must promptly reaffirm its recommendation to Cusac Shareholders and Cusac Debentureholders of the Arrangement, as amended.

If this Circular has been sent to Cusac Shareholders and Cusac Debentureholders before the expiry of the 15 business day period referred to above and, during this period, Hawthorne requests in writing that the Cusac Meetings proceed, Cusac must continue to take all reasonable steps necessary to hold the Cusac Meetings and to cause the Arrangement to be voted upon at the Cusac Meetings, unless otherwise ordered by the Court.

In addition, where at any time before the Cusac Meetings, Cusac has provided to Hawthorne the required notice relating to an Acquisition Proposal, an Acquisition Proposal has been publicly disclosed or announced and the 15 business day period referred to above has not elapsed, then, subject to applicable laws, at Hawthorne’s request, Cusac must postpone or adjourn the Cusac Meetings to a date acceptable to Hawthorne, but not later than 15 days after the scheduled date of the Cusac Meetings. If Hawthorne and Cusac have amended the terms of the Arrangement Agreement as provided above, Cusac must ensure that the details of the amended agreement are communicated to the Cusac Shareholders and Cusac Debentureholders before the holding of the postponed or adjourned Cusac Meetings.

Termination Fee

The Arrangement Agreement provides that Cusac must pay Hawthorne an amount in cash equal to 5% of the total value of the Superior Proposal if:

(a)

the Arrangement Agreement is terminated by Hawthorne if an Acquisition Proposal in respect of Cusac has been made or proposed and the Cusac Board has (i) made a Change in Cusac Recommendation or (ii) has failed, after being requested by Hawthorne in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of the request to do so by Hawthorne) or (iii) has accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement permitted under the Arrangement Agreement) in respect of any Acquisition Proposal;

(b)

a Change in Cusac Recommendation has occurred and Hawthorne has elected to terminate the Arrangement Agreement;

(c)

the Arrangement Agreement is terminated by Hawthorne due to any applicable condition set out in the Arrangement Agreement not being satisfied or waived as a result of the breach by Cusac of its covenants regarding non-solicitation and Superior Proposals as set out in the Arrangement Agreement;

(d)

the Arrangement Agreement is terminated by Hawthorne as a result of Cusac failing to submit the Arrangement for approval to Cusac Shareholders on or before the date that is five business days before the Completion Deadline or failing to solicit proxies in accordance with the provisions of the Arrangement Agreement;

(e)

an Acquisition Proposal has been made to Cusac and made known to the Cusac Shareholders and Cusac Debentureholders generally or has been made directly to Cusac Shareholders and Cusac Debentureholders generally or any person has publicly announced an intention to make an Acquisition Proposal (a “Pending Cusac Acquisition Proposal”), which is not publicly withdrawn before the Cusac Meetings, and after which the Cusac Shareholders or Cusac Debentureholders do not approve the Arrangement at the Cusac Meetings or the Arrangement Agreement is terminated by either Hawthorne or Cusac as a result of Cusac Shareholders or Cusac Debentureholders not approving the Arrangement at the Cusac Meetings or the Arrangement has not been completed by the Completion Deadline, and Cusac completes an Acquisition Proposal within 12 months following the termination of the Arrangement Agreement;

(f)

the Cusac Board makes a Change in Cusac Recommendation due to a Pending Cusac Acquisition Proposal as described in paragraph (e) above, after which Cusac Shareholders or Cusac Debentureholders do not approve the Arrangement at the Cusac Meetings and the Arrangement Agreement is terminated by either Cusac or Hawthorne as a result of the non-approval of the Arrangement by Cusac Shareholders or Cusac Debentureholders at the Cusac Meetings; or

(g)

Cusac proposes to enter into an agreement with respect to a Superior Proposal in compliance with the terms of the Arrangement Agreement.

Cusac must pay the Termination Fee to Hawthorne in the circumstances set out in paragraphs (a), (b), (c), (d), (f) and (g) above at the time of the termination of the Arrangement Agreement or within 30 days of such termination, and in the circumstances set forth in paragraph (e) above, within five days following the completion of such an Acquisition Proposal.

Amendment and Termination of the Arrangement Agreement

The Arrangement Agreement may be amended by mutual written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of Cusac Shareholders or Cusac Debentureholders and any such amendment may:

(a)

change the time for the performance of any of the obligations or acts of any of the parties;

(b)

waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)

waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any of the parties; and

(d)

waive compliance with or modify any condition contained in the Arrangement Agreement;

provided, however, that the Exchange Ratio may not be amended without the approval of Cusac Shareholders and the Conversion Price may not be amended without the approval of the Cusac Debentureholders, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. The Arrangement Agreement and the Plan of Arrangement may be amended in accordance with the Final Order.

In addition, the Arrangement Agreement provides that at any time before the Cusac Meetings: (i) each of Cusac and Hawthorne are entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Cusac, Hawthorne and the Cusac Shareholders; and (ii) Cusac is entitled to propose to Hawthorne modifications to the manner in which the Cusac Warrants are to be dealt with pursuant to the Arrangement Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case, that: (A) any such proposal is not likely to materially prejudice the other party or the Cusac Shareholders, (B) any such proposal would not impede or materially delay the completion of the Arrangement, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 business days prior to the date of the Cusac Meetings, and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of the Arrangement Agreement, including, without limitation, the Exchange Ratio.

The Arrangement Agreement may be terminated at any time before the Effective Date:

(a)

by mutual written consent;

(b)

if any of the conditions of the Arrangement Agreement for the benefit of the terminating party is not satisfied or waived;

(c)

by Hawthorne if an Acquisition Proposal in respect of Cusac has been made or proposed and the Cusac Board: (i) makes a Change in Cusac Recommendation, or (ii) fails, after being requested by Hawthorne in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of such written request from Hawthorne), or (iii) accepts, approves, recommends or enters into an agreement (other than a confidentiality agreement that complies with the Arrangement Agreement) in respect of any Acquisition Proposal;

(d)

by Hawthorne or by Cusac if the Cusac Meetings are held and completed, but the approval of Cusac Shareholders or Cusac Debentureholders has not been obtained, provided, however, that in the event that Cusac Debentureholder approval has been obtained, Cusac and Hawthorne will take all actions reasonably necessary to effect the acquisition of the Cusac Debentures by Hawthorne;

(e)

by Hawthorne or by Cusac if the Arrangement is not completed by the Completion Deadline; provided, however, if the Arrangement has not been completed by such date because the Cusac Meetings have not been held due to the fault of Cusac, then Cusac will not be entitled to terminate the Arrangement Agreement;

(f)

by Hawthorne if the Cusac Board makes a Change in Cusac Recommendation;

(g)

by Cusac if Cusac proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement, provided that Cusac has paid the Termination Fee to Hawthorne; or

(h)

by Cusac or Hawthorne, if their confirmatory review results in the discovery of a material fact which has not been disclosed by the other party and which constitutes a Material Adverse Change or which would have a Material Adverse Effect on the other party.

Amendment and Termination of the Plan of Arrangement

The Plan of Arrangement may be amended, modified and/or supplemented as follows:

(a)

Hawthorne and Cusac reserve the right to amend, modify or supplement the Plan of Arrangement at any time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Hawthorne and Cusac, (iii) filed with the Court and, if made after the Cusac Meetings, approved by the Court, and (iv) communicated to former Cusac Shareholders and former Cusac Debentureholders if and as required by the Court;

(b)

any amendment, modification or supplement to the Plan of Arrangement may be proposed by Cusac at any time before the Cusac Meetings, provided that Hawthorne will have consented thereto in writing, if so proposed and accepted by the persons voting at the Cusac Meetings (other than as may be required under the Interim Order); and

(c)

any amendment, modification or supplement to the Plan of Arrangement that is approved by the Court following the Cusac Meetings will be effective only if (i) it is consented to in writing by each of Hawthorne and Cusac, and (ii) if required by the Court, it is consented to by Cusac Shareholders and Cusac Debentureholders voting in the manner directed by the Court.

The Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.

Shareholder and Court Approvals

Securityholder Approval of the Arrangement

The BCBCA requires that Cusac Shareholders approve the Arrangement by passing the Cusac Shareholder Arrangement Resolution by at least 66 2/3% of the votes cast by Cusac Shareholders, in person or by proxy, at the Cusac Shareholder Meeting. The complete text of the Cusac Shareholder Arrangement Resolution to be presented to the Cusac Shareholder Meeting is set forth in Appendix “A” to this Circular.

The BCBCA requires that Cusac Debentureholders approve the Arrangement by passing the Cusac Debentureholder Arrangement Resolution by at least a majority in number and 75% in value of the votes cast by Cusac Debentureholders, in person or by proxy, at the Cusac Debentureholder Meeting. The complete text of the Cusac Debentureholder Arrangement Resolution to be presented to the Cusac Debentureholder Meeting is set forth in Appendix “B” to this Circular.

Court Approval of the Arrangement

The BCBCA requires that the Court approve the Arrangement.

On February 14, 2008, Cusac obtained the Interim Order providing for the calling and holding of the Cusac Meetings and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Proposed Form of Final Order are attached as Appendices “D” and “H”, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. Vancouver time, on March 25, 2008, or as soon thereafter as counsel for Cusac may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolutions at the Cusac Meetings. Cusac Securityholders who wish to participate in or be represented at the Court hearing should consult their legal advisers as to the necessary requirements.

At the Court hearing, Cusac Securityholders and creditors of Cusac who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the BCBCA, Cusac has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, Hawthorne Shares and Converted Hawthorne Securities to be issued pursuant to the Arrangement as described below under “Securities Laws Considerations — U.S. Securities Laws”. In addition, it is a condition of the Arrangement that the Court determine, before making the Final Order, that the terms and conditions of the exchange of Cusac Securities contemplated by the Arrangement are fair to Cusac Securityholders.

Under the terms of the Interim Order, each Cusac Securityholder and each creditor of Cusac will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to file with the Court and serve on Cusac at the address set out below, on or before 12:00 p.m. (Vancouver time) on March 12, 2008, a notice of his, her or its intention to appear (“Appearance Notice”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Appearance Notice and supporting materials must be delivered, within the time specified, to Cusac at the following address:

Cusac Gold Mines Ltd.
Attention: David H. Brett
1600 – 409 Granville Street
Vancouver, BC  V6C 1T2
Facsimile (604) 682-7576

RIGHTS OF DISSENTING CUSAC SHAREHOLDERS

Cusac Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

Every Registered Shareholder is entitled to be paid the fair value of the holder’s Cusac Shares, provided that the holder duly dissents to the Arrangement and the Arrangement becomes effective. Beneficial Shareholders who exercise Dissent Rights must do so through their Intermediary Registered Shareholder. The Dissent Rights are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. A Cusac Shareholder is not entitled to exercise Dissent Rights if the holder votes any Cusac Shares in favour of the Arrangement Resolution.

The Plan of Arrangement provides that the Cusac Shares (the “Dissenting Shares”) of Registered Shareholders who validly exercise Dissent Rights (“Dissenting Shareholders”) and who are ultimately entitled to be paid fair value for those shares will be deemed to be transferred to Hawthorne, and that the Combined Company will pay the fair value that the Dissenting Shares had immediately before the passing of the Cusac Shareholder Arrangement Resolution.

On the Effective Date, Hawthorne will set aside that number of Hawthorne Shares which is attributable under the Arrangement to all Cusac Shares for which Dissent Rights have been exercised. Any dissenting Cusac Shareholder who ultimately is not entitled to be paid the fair value of his, her or its Dissenting Shares in accordance with the Plan of Arrangement will be deemed to have participated in the Arrangement on the same basis as non-dissenting Cusac Shareholders, and Hawthorne will distribute to the Cusac Shareholder the Hawthorne Shares that the Cusac Shareholder is entitled to receive pursuant to the terms of the Arrangement. Hawthorne will pay the amount to be paid in respect of Dissenting Shares to each Dissenting Shareholder who is entitled to such payment under the Arrangement. In no case, however, will Cusac, Hawthorne or any other person be required to recognize such persons as holding Cusac Shares at or after the Effective Time.

A brief summary of the Dissent Procedures is set out below.

This summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Cusac Shareholder who seeks payment of the fair value of the Cusac Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. Sections 237 to 247 of the BCBCA are reproduced in Appendix “I” to this Circular. The Dissent Procedures must be strictly adhered to and any failure by a Cusac Shareholder to do so may result in the loss of that holder’s Dissent Rights. Accordingly, each Cusac Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisers.

Written notice of dissent from the Arrangement Resolution must be sent to Cusac by a dissenting Cusac Shareholder at least two days before the Cusac Shareholder Meeting or any date to which the Cusac Shareholder Meeting may be postponed or adjourned. The written notice should be delivered by registered mail to Cusac at the address for notice described below. After the Arrangement Resolution is approved by Cusac Shareholders and within one month after Cusac notifies the dissenting Cusac Shareholder of Cusac’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the dissenting Cusac Shareholder must send to Cusac, a written notice that such holder requires the purchase of all of the Cusac Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Cusac Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Cusac Shareholder on behalf of a beneficial holder) whereupon the dissenting Cusac Shareholder is deemed to have sold and Hawthorne is deemed to have purchased those Cusac Shares.

Any dissenting Cusac Shareholder who has duly complied with Section 244(1) of the BCBCA, or Cusac, may apply to the Court, and the Court may determine the fair value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Cusac to apply to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Dissenting Shares had immediately before the passing of the Cusac Shareholder Arrangement Resolution.

All notices of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to Cusac at:

Cusac Gold Mines Ltd.
Attention: David H. Brett
1600 – 409 Granville Street
Vancouver, BC  V6C 1T2
Facsimile (604) 682-7576

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Lang Michener LLP, special tax counsel to Cusac, the following summary fairly summarizes, as at the date hereof, the principal Canadian federal income tax consequences under the ITA in respect of the exchange of Cusac Shares under the Arrangement generally applicable to Cusac Shareholders and holders of Cusac Warrants (each a “Cusac Warrantholder”), wherever resident, each of whom for the purposes of the ITA at all material times

•

is an individual (other than a trust) or corporation;

•

deals at arm’s length with Cusac and Hawthorne;

•

is not affiliated with Hawthorne;

•

is not a “financial institution” or “specified financial institution”;

•

holds all Cusac Shares or Cusac Warrants, and will hold all Hawthorne Shares or Converted Hawthorne Securities received in the course of the Arrangement, solely as capital property; and

•

will not, nor will any one or more persons with whom Cusac Shareholder or Cusac Warrantholder does not deal at arm’s length, alone or in any combination immediately after the Arrangement control Hawthorne or hold shares in its capital stock representing more than 50% of the fair market value of all issued shares in its capital stock.

It is assumed that no Cusac Shareholder or Cusac Warrantholder who is not resident in Canada for the purposes of the ITA (each a “Non-resident Shareholder” or “Non-resident Warrantholder” respectively), nor any one or more persons with whom such a Non-resident Shareholder or Non-resident Warrantholder does not deal at arm’s length, will alone or together in any combination directly or indirectly have held or had any right to acquire 25% or more of the issued shares of any class of shares in the capital of Cusac at any time in the 60 months preceding the Effective Time, nor otherwise hold Cusac Shares or Cusac Warrants, as applicable, as “taxable Canadian property”.

This summary is addressed solely to Cusac Shareholders and Cusac Warrantholders described above, does not address Canadian tax consequences applicable to any other Cusac Shareholder, Cusac Warrantholder, or Cusac Securityholder, and is subject to assumptions set out above, and is qualified accordingly.

This summary is based on the current provisions of the ITA, the regulations promulgated thereunder, and all amendments thereto publicly announced by the Minister of Finance (Canada) to the date hereof, and on counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency.  It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any relevant law or practice, although no assurance can be given in these respects.  This summary does not take into account or anticipate any provincial, territorial or foreign income tax consideration.

This summary is of a general nature only, is not exhaustive, and is not, and is not to be construed as, tax advice to any particular Cusac Shareholder or Cusac Warrantholder. Cusac Shareholders, Cusac Warrantholders, and holders of Cusac Options should each consult their own tax advisers with respect to the Canadian income tax consequences of the Arrangement applicable to their particular circumstances.

Arrangement – Cusac Shareholders

Resident Shareholders

A Cusac Shareholder who is resident in Canada for the purposes of the ITA (a “Resident Shareholder”) and whose Cusac Shares are exchanged for Hawthorne Shares pursuant to the Arrangement will not thereby realize any gain or loss unless the Resident Shareholder chooses to include an amount in income in respect of the exchange.  Provided that the Resident Shareholder does not include any such amount in income, the Resident Shareholder will be deemed to have disposed of the Cusac Shares for proceeds of disposition, and to have acquired the Hawthorne Shares at an aggregate cost, equal to the aggregate adjusted cost base of the Resident Shareholder’s Cusac Shares, determined immediately before the exchange.

A Resident Shareholder who chooses to include an amount in income in respect of the exchange of the Resident Shareholder’s Cusac Shares for Hawthorne Shares pursuant to the Arrangement will be deemed to have realized a capital gain (capital loss) equal to the amount by which the fair market value of the Hawthorne Shares exceeds (is exceeded by) the adjusted cost base of the Cusac Shares to the Resident Shareholder, determined immediately before the exchange.  The Resident Shareholder will be required to include one half of any such gain (taxable capital gain) in income in the taxation year in which the exchange occurs, to be taxed at normal rates.  The Resident Shareholder may deduct one half of any such loss (allowable capital loss) from taxable capital gains realized in the taxation year and, to the extent not so deductible, from taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be required to pay an additional 6 2/3% refundable tax in respect of any net taxable capital gain that it realizes on the disposition of its Cusac Shares on the exchange.

Non-resident Shareholders

A Non-resident Cusac Shareholder will not incur any liability for Canadian income tax as a result of the exchange of Cusac Shares for Hawthorne Shares pursuant to the Arrangement.

Arrangement – Cusac Warrantholders

Resident Cusac Warrantholders

A Cusac Warrantholder who is resident in Canada (a “Resident Warrantholder”) whose Cusac Warrants are exchanged for Converted Hawthorne Securities pursuant to the Arrangement will be deemed to have realized a capital gain (capital loss) equal to the amount by which the fair market value of the Converted Hawthorne Securities exceeds the adjusted cost base of the Cusac Warrants to the Resident Warrantholder determined immediately before the exchange, with income tax consequences similar to those for Resident Shareholders who choose to include an amount in income in respect of the exchange of Cusac Shares for Hawthorne Shares as described above under the heading “Arrangement – Cusac Shareholders”.

Management of Cusac has advised counsel that it considers the fair market value of Cusac Warrants and Converted Hawthorne Securities to be nominal.  While counsel expresses no opinion on the correctness of management’s determination of value, the consequence of the determination, if correct, would be that each Resident Warrantholder would not realize any capital gain, and would realize a capital loss equal to the amount, if any, by which the adjusted cost base of the Resident Warrantholder’s Cusac Warrants, determined immediately before the exchange, exceeded such nominal value, with income tax consequences similar to those for Resident Cusac Shareholders who choose to include an amount in income in respect of the exchange of Cusac Shares for Hawthorne Shares as described above under the heading “Arrangement – Cusac Shareholders”.

Non-resident Cusac Warrantholders

A Non-resident Cusac Warrantholder will not incur any liability for Canadian income tax as a result of the exchange of Cusac Warrants for Converted Hawthorne Securities pursuant to the Arrangement.

General

The cost to each Cusac Warrantholder of Converted Hawthorne Securities acquired on the exchange will equal the fair market value of the Cusac Warrants immediately before the time of the exchange (which, if management’s determination of value is correct, will be nominal).  The Cusac Warrantholder will acquire Hawthorne Shares on a subsequent exercise of Converted Hawthorne Securities at a cost equal to the adjusted cost base of the Converted Hawthorne Securities to the Cusac Warrantholder plus the exercise price paid by the Cusac Warrantholder on such exercise.

Dissenting Cusac Shareholders

Resident Cusac Shareholders

A Cusac Shareholder who is resident in Canada for purposes of the ITA and validly exercises Dissent Rights with respect to the Arrangement and to whom the Combined Company pays an amount (the “Dissent Amount”) equal to the fair market value of the Cusac Shareholder’s Cusac Shares will be deemed to have disposed of the Cusac Shares for proceeds of disposition equal to the Dissent Amount. The dissenting Cusac Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the Shareholder’s adjusted cost base of the Cusac Shares so transferred and any applicable reasonable costs of disposition.

The Canadian income tax consequences to a dissenting Resident Shareholder with respect to any capital gain or loss arising in consequence of the payment of the Dissent Amount will be similar to those for Resident Shareholders who choose to include an amount in income in respect of the exchange of Cusac Shares for Hawthorne Shares pursuant to the Arrangement as described above under the heading “Arrangement – Cusac Shareholders”.

Non-resident Cusac Shareholders

A Non-resident Shareholder who exercises Dissent Rights will not incur any liability for Canadian income tax in respect of any capital gain arising in consequence of the payment of the Dissent Amount.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW).  THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR.  EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Transactions Addressed

The following discussion is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Hawthorne Shares received pursuant to the Arrangement.

This discussion is not binding on the Internal Revenue Service (the ‘‘IRS’’) or the U.S. courts, and no assurance can be provided that the conclusions reached in this discussion will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.  Cusac has not requested, and does not intend to request, a ruling from the IRS or opinion of legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Hawthorne Shares received pursuant to the Arrangement.

This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Hawthorne Shares is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Hawthorne Shares received pursuant to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Hawthorne Shares received pursuant to the Arrangement.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Moreover, state, local and foreign tax considerations are not addressed in this summary.  U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Hawthorne Shares received pursuant to the Arrangement.

Authorities

This summary is based upon the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), proposed, temporary and final Treasury Regulations issued under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Information Circular.  The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Information Circular.  The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the IRS or the U.S. courts will agree with the tax consequences in this summary.

U.S. Holder

For purposes of this summary, a ‘‘U.S. Holder’’ is a beneficial owner of Cusac Shares (or, following the completion of the Arrangement, a beneficial owner of Hawthorne Shares) who holds such shares as capital assets, and that, for U.S. federal income tax purposes, is

•

an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•

a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;

•

an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or)

•

a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Cusac Shares (or, following the completion of the Arrangement, Hawthorne Shares), the U.S. federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership that beneficially owns Cusac Shares (or, following the completion of the Arrangement, Hawthorne Shares) should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Hawthorne Shares received pursuant to the Arrangement.

Non-U.S. Holders

For the purposes of this summary, a ‘‘non-U.S. Holder’’ is a beneficial owner of Cusac Shares (or, following the completion of the Arrangement, Hawthorne Shares) other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Hawthorne Shares received pursuant to the Arrangement to non-U.S. Holders of Cusac Shares, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Hawthorne Shares received pursuant to the Arrangement, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•

any exercise, conversion, assumption, disposition, exchange, or other transaction involving Cusac Convertible Securities;

•

any conversion into Cusac Shares of any Cusac notes, debentures or other debt instruments, including the Cusac Debentures;

•

any vesting, exercise, assumption or conversion of any other rights to acquire Cusac Shares, and

•

any transaction, other than the Arrangement, in which Cusac Shares or Hawthorne Shares are acquired.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Hawthorne Shares received pursuant to the Arrangement:

•

Cusac, Hawthorne, HawthorneSub and Amalco;

•

persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•

persons that acquired Cusac Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•

persons that hold Cusac Convertible Securities or Cusac Debentures, notes, debentures or other debt instruments;

•

persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•

persons that hold Cusac Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•

persons subject to the alternative minimum tax;

•

persons that are U.S. expatriates or former longer-term residents of the U.S.;

•

persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Cusac (or, following the completion of the Arrangement, U.S. Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Hawthorne); and

•

persons who own their Cusac Shares other than as a capital asset as defined in the Code.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S. of the Arrangement.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement to them in light of their particular circumstances.

Tax Consequences of the Arrangement

Although there is no authority addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the exchange of Cusac Shares for Hawthorne Shares (the ‘‘Exchange’’) followed by an amalgamation of Cusac with HawthorneSub (the “Amalgamation”) should be treated as a single integrated transaction for United States federal income tax purposes.  If the Exchange and the Amalgamation are treated as a single integrated transaction for U.S. federal income tax purposes, although the matter is also not free from doubt, the Arrangement should qualify as a reorganization within the meaning of Section 368(a) of the Code (a ‘‘Reorganization’’).

No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested.  Thus, there can be no assurance that the IRS will not challenge the treatment of the Exchange, and the Amalgamation as a single integrated transaction or the qualification of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS.  If the Exchange were viewed as independent of the Amalgamation for U.S. federal income tax purposes, the Exchange would be treated as a taxable transaction to U.S. Holders.

Tax Consequences to U.S. Holders if Arrangement Qualifies as a Reorganization

Subject to the PFIC rules discussed below, if the Arrangement qualifies as a Reorganization, the Arrangement will result in the following U.S. federal income tax consequences to U.S. Holders of Cusac Shares:

•

no gain or loss will be recognized by a U.S. Holder on the exchange of Cusac Shares for Hawthorne Shares pursuant to the Arrangement;

•

the aggregate tax basis of Hawthorne Shares received by a U.S. Holder in the Arrangement will be equal to the aggregate tax basis of Cusac Shares surrendered in exchange therefor; and

•

the holding period of Hawthorne Shares received by a U.S. Holder will include the holding period of the Cusac Shares surrendered in exchange therefor.

•

U.S. Holders who exchange Cusac Shares for Hawthorne Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs, and to retain certain records relate to the Arrangement;

Even if the Arrangement qualifies as a Reorganization, however, if Cusac is a PFIC for any taxable year during a U.S. Holder’s holding period for its Cusac Shares and Hawthorne is not a PFIC for the taxable year which includes the day after the Effective Date, then the exchange of Cusac Shares for Hawthorne Shares will generally be a taxable event to such U.S. Holder, and generally adverse rules described under “Passive Foreign Investment Company” below will apply unless such U.S. Holder has made certain elections.

Information Reporting

If the Arrangement qualifies as a Reorganization, U.S. Holders that exchange Cusac Shares for Hawthorne Shares pursuant to the Arrangement and that are ‘‘significant holders’’ (defined as taxpayers that hold five percent or more of a public company) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders must retain certain records related to the Arrangement.  Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Tax Consequences of Failure of the Arrangement to Qualify as a Reorganization

If the Arrangement fails to qualify as a Reorganization, subject to the PFIC rules discussed below, the following consequences would apply:

•

such U.S. Holder of Cusac Shares would recognize gain or loss equal to the difference between  the fair market value of Hawthorne Shares received and the U.S. Holder’s adjusted tax basis in the Cusac Shares surrendered in the Arrangement;

•

the aggregate tax basis of Hawthorne Shares received by such U.S. Holder of Cusac Shares in the Arrangement would be equal to the aggregate fair market value of Hawthorne Shares at the time of receipt; and

•

the holding period of Hawthorne Shares received by a U.S. Holder in the Arrangement would begin on the day after receipt.

Subject to the PFIC rules discussed below, any such gain or loss recognized generally would be capital gain or loss if the Cusac Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Cusac Shares is more than one year at the time of the Arrangement.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations.

Dissenting U.S. Holders

A U.S. Holder who exercises the Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such holder’s Cusac Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder’s adjusted tax basis in its Cusac Shares.  Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss if the Cusac Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Foreign Currency

The fair market value of any foreign currency received by a U.S. Holder in the Arrangement will generally be based on the rate of exchange on the date of receipt.  A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.

U.S. Tax Consequences of the Arrangement if Cusac was Classified as a PFIC During a U.S. Holder’s Holding Period

Subject to possible application of the exception for nonrecognition transfers involving an exchange of PFIC stock for PFIC stock, discussed below, a U.S. Holder of Cusac Shares would be subject to special, adverse tax rules in respect of the Arrangement if Cusac was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Cusac Shares. Based on available financial information, Cusac believes that it was not a PFIC for its December 31, 2007 tax year and that there is a significant likelihood that it has been a PFIC for prior taxable years.  No determination has been made regarding whether Cusac will be a PFIC for the current taxable year including the Effective Date.  PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  Consequently, there can be no assurances regarding Cusac’s determination of its PFIC status.  If Cusac is classified as a PFIC for any taxable year during which a U.S. Holder holds Cusac Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability. Under the PFIC rules:

•

the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;

•

any gain on the sale, exchange, or other disposition of Cusac Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder’s holding period for the Cusac Shares;

•

the amount allocated to the current taxable year and any year prior to the first year in which Cusac was classified as a PFIC will be taxed as ordinary income in the current year;

•

the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

Under certain proposed Treasury Regulations, gain is not recognized on a direct or indirect disposition of PFIC stock that results from a nonrecognition transfer if stock of that PFIC is exchanged solely for stock in another corporation that is a PFIC for its tax year that includes the day after the nonrecognition transfer. However, U.S. Holders that have held Cusac Shares while Cusac was a PFIC will not be able to rely on this exception to the PFIC rules described above unless Hawthorne qualifies as a PFIC for its tax year that includes the day after the Effective Date.  Hawthorne has made no determination as to whether it will be a PFIC for its tax year that includes the day after the Arrangement. U.S. Holders that have held Cusac Shares while Cusac was a PFIC are urged to consult their own tax advisers regarding the potential application of the PFIC rules and the availability of any exceptions to the PFIC rules.

A U.S. Holder that has made a “mark-to-market” election under Section 1296 of the Code, or certain other elections (including, without limitation, a timely and effective qualified electing fund election (a “QEF Election”)) generally may not be subject to the PFIC rules described above. U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules or any mark-to-market or other election.

Ownership of Hawthorne Shares

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Hawthorne Shares.

Distributions on Hawthorne Shares

Subject to the PFIC rules described below, distributions paid on Hawthorne Shares (and distributions deemed received from Subsidiary PFICs discussed below), other than certain pro rata distribution of Hawthorne Shares, will be treated as foreign-source dividend income to the extent paid out of Hawthorne’s (or a Subsidiary PFIC’s) current or accumulated earnings and profits for U.S. federal income tax purposes.  These dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders or for the reduced rates of taxation applicable to dividends paid by certain foreign corporations to certain non-corporate U.S. Holders.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Hawthorne Shares

Subject to the “passive foreign investment company” rules discussed below, gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Hawthorne Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Hawthorne Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s ‘‘foreign source’’ taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either ‘‘foreign source’’ or ‘‘U.S. source.’’ In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Hawthorne generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company

Based on current business plans and available financial projections of the income and assets of Hawthorne, it is unclear whether Hawthorne will be a PFIC for its current and future taxable years.  Whether Hawthorne is or will be considered a PFIC for a particular taxable year depends on such company’s assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that Hawthorne will be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year.  For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. Active business gains arising from the sale of commodities generally excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test described above, if Hawthorne owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, Hawthorne will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Hawthorne from a “related person” (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Hawthorne is a PFIC, U.S. Holders will be deemed to own their proportionate share o Hawthorne’s subsidiaries which are PFICs (such subsidiaries referred to as “Subsidiary PFICs”) and will be subject to U.S. federal income tax on (i) distributions on the shares of a Subsidiary PFIC and (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The determination of whether Hawthorne (or a Subsidiary PFIC) will be a PFIC for each taxable year will depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Hawthorne (or a Subsidiary PFIC) will be a PFIC for each taxable year will depend on the assets and income of Hawthorne (and such Subsidiary PFIC) over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by Hawthorne (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether Hawthorne will qualify as a PFIC for the taxable year ending December 31, 2008 and in subsequent taxable years.

Default PFIC Rules under Section 1291 of the Code

If Hawthorne is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Hawthorne Shares will depend on whether such U.S. Holder makes an election to treat Hawthorne (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Hawthorne Shares.  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Hawthorne Shares, and (b) any excess distribution paid on the Hawthorne Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Hawthorne Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Hawthorne Shares (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution paid on such Hawthorne shares (or a disposition by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for the Hawthorne Shares.  The amount of any such gain or excess distribution allocated to the taxable year of disposition or distribution of the excess distribution and to years before Hawthorne became a PFIC, if any, would be taxable as ordinary income.  The amounts allocated to another taxable year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year and an interest charge would be imposed on the tax liability for each such year, calculated as if the tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Hawthorne is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Hawthorne Shares, Hawthorne will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Hawthorne ceases to be a PFIC in one or more subsequent years.  If Hawthorne ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Hawthorne Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Hawthorne Shares were sold on the last day of the last taxable year for which Hawthorne was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first taxable year in which its holding period begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Hawthorne Shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Hawthorne, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of Hawthorne, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Hawthorne is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Hawthorne.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Hawthorne to the extent that such distribution represents “earnings and profits” of Hawthorne that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Hawthorne Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Hawthorne Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Hawthorne Shares in which Hawthorne was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, Hawthorne ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which Hawthorne is not a PFIC.  Accordingly, if Hawthorne becomes a PFIC in a subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which Hawthorne qualifies as a PFIC.

U.S. Holders should be aware that, in the event that Hawthorne becomes a PFIC, there can be no assurance that Hawthorne will supply U.S. Holders with the information and statements that such U.S. Holders require to make a ‘‘qualified electing fund’’ election under Section 1295 of the Code.  Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential PFIC status of Hawthorne and how the PFIC rules (including elections available thereunder) would affect the U.S. federal income tax consequences of the ownership and disposition of Hawthorne Shares.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Hawthorne Shares are marketable stock.  The Hawthorne Shares generally will be “marketable stock” if the Hawthorne Shares  are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which it is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It is anticipated that a listing of the Hawthorne Shares on the Toronto Stock Exchange will qualify such shares as “marketable stock,” although each U.S. Holder should consult its own financial advisor, legal counsel, or accountant in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Hawthorne Shares generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first taxable year of such U.S. Holder’s holding period for the Hawthorne Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Hawthorne Shares.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Hawthorne Shares will include in ordinary income, for each taxable year in which Hawthorne is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Hawthorne Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Hawthorne Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Hawthorne Shares over (ii) the fair market value of such Hawthorne Shares (but only to the extent of the net amount of income previously included as a result of the Mark-to-Market Election for prior taxable years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Hawthorne Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Hawthorne Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Hawthorne Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Hawthorne Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Hawthorne Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Hawthorne Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if Hawthorne is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Hawthorne Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Hawthorne Shares.

In addition, a U.S. Holder who acquires Hawthorne Shares from a decedent will not receive a “step up” in tax basis of such Hawthorne Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Hawthorne Shares.

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on Hawthorne Shares, or the proceeds of the sale or other disposition of the Cusac Shares or the Hawthorne Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements.  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

SECURITIES LAWS CONSIDERATIONS

Each Cusac Securityholder is urged to consult the holder’s professional advisers to determine the conditions and restrictions applicable to trades in Hawthorne Shares.

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

Canadian Securities Laws

Status under Canadian Securities Laws

Cusac is a reporting issuer in British Columbia and Ontario. Cusac Shares are currently listed on the TSX and are quoted for trading on the OTCBB. After the Arrangement, Cusac Shares will be delisted from the TSX and the OTCBB, and Hawthorne will apply to the applicable Canadian securities regulators to have Cusac classified as a non-reporting issuer.

Hawthorne is a reporting issuer in British Columbia, Alberta and Ontario. Hawthorne Shares are listed on Tier 1 of the TSX-V. It is a condition of the Arrangement that the Hawthorne Shares issued pursuant to the Arrangement and which are reserved for issue upon exercise of the Converted Hawthorne Securities be listed on the TSX-V.

Issue and Resale of Hawthorne Shares Under Canadian Securities Acts

The issue of Hawthorne Shares and Converted Hawthorne Securities pursuant to the Arrangement and the issue of Hawthorne Shares on exercise of Converted Hawthorne Securities will constitute distributions of securities, which are exempt from the registration and prospectus requirements of the Canadian Securities Acts. Hawthorne Shares may be resold in each province and territory of Canada in which Registered Shareholders are resident, provided (i) the trade is not a “control distribution” as defined National Instrument 45-102, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that sale, and (iv) if the selling security holder is an insider or officer of Hawthorne, the insider or officer has no reasonable grounds to believe that Hawthorne is in default of securities legislation.

U.S. Securities Laws

Status Under U.S. Securities Laws

Cusac is a “foreign private issuer” as defined under the U.S. Exchange Act. Cusac Shares are quoted for trading on the OTCBB and, as such, Cusac is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act.  Upon consummation of the Arrangement, Hawthorne intends to take steps to suspend the registration of Cusac under the U.S. Exchange Act.  However, Hawthorne will be a successor to Cusac under U.S. Exchange Act Rule 12g-3, such that the Hawthorne Shares will be deemed to be registered as a class under the U.S. Exchange Act, and Hawthorne will become subject to the periodic reporting requirements of Section 13(a) of the U.S. Exchange Act.

Issue and Resale of Hawthorne Shares Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to Cusac Shareholders in the United States (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal advisers to ensure that the resale of Hawthorne Shares issued to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Shareholders is disclosed under “Note to United States Shareholders”.

The issue of Hawthorne Shares, and the subsequent resale of these shares held by U.S. Shareholders, will be subject to U.S. securities laws, including the U.S. Securities Act.

The following discussion does not address the Canadian Securities Acts that will apply to the issue of the Hawthorne Shares to U.S. Shareholders within Canada. U.S. Shareholders who resell Hawthorne Shares in Canada must comply with Canadian Securities Acts, as outlined above.

Exemption from the Registration Requirements of the U.S. Securities Act

The Hawthorne Shares and Converted Hawthorne Securities to be issued by Hawthorne pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and such issue will be effected in reliance on the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders, U.S. holders of Cusac Convertible Securities and U.S. Cusac Debentureholders (collectively, the “U.S. Securityholders”) reside, subject to certain notice requirements. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Hawthorne Shares and Converted Hawthorne Securities issued in connection with the Arrangement.

Resales of Hawthorne Shares and Converted Hawthorne Securities within the United States after the Completion of the Arrangement

The restrictions of resale imposed by the U.S. Securities Act will depend on whether the U.S. Securityholder will be an “affiliate” of the Combined Company after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.  Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. The resale rules applicable to U.S. Securityholders are summarized below, on the assumption that certain amendments to Rules 144 and 145 under the U.S. Securities Act shall take effect on February 15, 2008 as announced by the SEC.

U.S. Securityholders who will not be affiliates of the Combined Company after the Arrangement can resell the Hawthorne Shares or the Converted Hawthorne Securities issued to them upon closing of the Arrangement without restriction under the U.S. Securities Act.

Hawthorne Shares or Converted Hawthorne Securities issued under the Arrangement to U.S. Securityholders who will be affiliates of the Combined Company after the Arrangement will be subject to resale restrictions under Rule 144 promulgated under the U.S. Securities Act.  These affiliates of the Combined Company may not resell their Hawthorne Shares or Converted Hawthorne Securities unless such securities are registered under the U.S. Securities Act, or an exemption from registration is available, such as the safe harbour contained in Rule 144.  In general, under Rule 144, these affiliates of the Combined Company will be entitled to resell in the United States, during any three-month period, that number of securities that does not exceed the greater of one percent of then then-outstanding securities of such class, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about the Combined Company.

Exercise of Converted Hawthorne Securities to be Issued in Exchange for the Cusac Convertible Securities

Under and as provided in the Arrangement Agreement, Hawthorne will issue Converted Hawthorne Securities in exchange for Cusac Convertible Securities on the basis set forth in the Arrangement Agreement. Hawthorne Shares issuable on exercise of Converted Hawthorne Securities have not been and will not be registered under the U.S. Securities Act. As a result, the Converted Hawthorne Securities may not be exercised by or on behalf of a person in the United States, and the Hawthorne Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Hawthorne Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. If the holder exercises any Converted Hawthorne Securities in the United States, such holder may be required to deliver to the Combined Company an opinion of counsel or such other evidence satisfactory to the Combined Company to the effect that the issuance of the Hawthorne Shares upon exercise of such Converted Hawthorne Securities has been registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

INFORMATION ABOUT HAWTHORNE

The following information is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Hawthorne. See “Information About Cusac” and “The Combined Company After the Arrangement” in this Circular for current and pro forma business, financial and share capital information relating to Cusac and the Combined Company, respectively.

Incorporation by Reference

Information about Hawthorne has been incorporated by reference in this Circular from documents filed by Hawthorne with Canadian provincial securities commissions. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Hawthorne at Suite 1818, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6, telephone: (604) 629-1505. These reports and information are available to the public under Hawthorne’s company profile on SEDAR at www.sedar.com.

The following documents, filed by Hawthorne with Canadian provincial securities commissions, are specifically incorporated by reference in and form an integral part of this Circular:

1.

the final long form prospectus of Hawthorne dated March 28, 2007 filed in connection with its initial public offering (the “Hawthorne Prospectus”);

2.

the technical report entitled “Summary Report and Exploration Proposal on the Frasergold Project, Cariboo Mining Division, BC” dated February 12, 2008, which was prepared for Hawthorne by Jim Sparling, P.Geo., of Hawthorne and K.V. Campbell, P.Geo, of Earth Resource Surveys Inc.  (the “Frasergold Technical Report”);

3.

the technical report entitled “Technical Report on the Taurus Deposit – Liard Mining District, B.C.” dated June 11, 2007, which was prepared for Cusac by Kevin Palmer and P.Geo., Andre de Ruijter, P.Eng. of Wardrop Engineering Incorporated and filed under Hawthorne’s company profile on SEDAR on February 13, 2008 (the “Hawthorne Taurus Technical Report”);

4.

the material change report of Hawthorne dated December 31, 2007 concerning the Arrangement, the assignment of an option and closing of a private placement;

5.

the material change report of Hawthorne dated November 19, 2007 concerning the Arrangement;

6.

the material change report of Hawthorne dated July 12, 2007 concerning the closing of a private placement;

7.

the material change report of Hawthorne dated April 25, 2007 concerning its initial public offering;

8.

the audited financial statements of Hawthorne and the notes thereto as at November 30, 2007;

9.

the unaudited interim financial statements of Hawthorne and the notes thereto as at August 31, 2007, together with management’s discussion and analysis of results of operations and financial condition for the nine months ended August 31, 2007;

10.

the unaudited interim financial statements of Hawthorne and the notes thereto as at May 31, 2007, together with management’s discussion and analysis of results of operations and financial condition for the six months ended May 31, 2007; and

11.

the unaudited interim financial statements of Hawthorne and the notes thereto as at February 28, 2007, together with management’s discussion and analysis of results of operations and financial condition for the three months ended February 28, 2007.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by Hawthorne with the Canadian provincial securities commissions after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

History and Current Operations

Hawthorne is a corporation governed by the BCBCA.

Hawthorne’s head office is located at Suite 1818, 701 West Georgia Street, Vancouver, British Columbia  V7Y 1C6 and its registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia  V6E 4N7.

Hawthorne does not have any subsidiaries other than HawthorneSub.

Overview of Business

Hawthorne is an early stage precious and base metals exploration and development company. Hawthorne’s strategy is to maximize shareholder value through successful exploration and development of its properties. Hawthorne has an interest in two material properties on which it is conducting exploration activities, being the Frasergold Property and the Taurus Property.

Material Projects

Frasergold Property

The Frasergold Property is located in the historic Quesnel Trough area of central British Columbia and has a long history of continued exploration since the 1970s. Hawthorne’s exploration program began in the summer of 2007, when it conducted surface and underground geological mapping and approximately 350 meters of surface trenching.

During 2007, Hawthorne completed 16 HQ diamond drill holes for a total of 3,617 meters, which included 10 due diligence holes and 6 in-fill holes. In-fill drilling and exploration programs are planned to continue in 2008. All logged core samples, in one-meter segments, were split using a diamond saw and sent to International Plasma Labs for analysis.

A total of 350 meters of bedrock surface trenching was sampled using a diamond saw to cut the channels. The existing 298 meters of underground workings were rehabilitated with roof bolting and a ventilation system in preparation for further sampling, geological mapping and bulk sampling. Underground confirmation sampling consisted of 211 one-meter vertical channel samples cut with a diamond saw. In addition, a series of eleven 200 kilogram bulk samples were taken throughout the underground workings. The bulk samples were shipped separately to Process Research Associates laboratory to begin metallurgical testing and mill flowsheet design.

The Frasergold mineralization appears to fit the orogenic lode-gold deposit type; gold tends to occur in quartz veins with coarse particulate gold occurring in segregations of stringers, veins, boudins and mullions. Pervasive low grade gold mineralization is also found within the knotted phyllite strata where quartz is absent. Historic exploration work has outlined a 10 kilometre long mineralized zone that remains open along strike and down dip.

During the 2007 exploration season, an aerial survey covering approximately 12,000 hectares was conducted by Eagle Mapping. A full set of orthophotos and updated topographic contour maps were produced. At the Frasergold Property, a new 32-person exploration camp and geological core logging facility was constructed.

In addition, an airborne geophysical survey was completed by Aeroquest International Limited. The survey covered the entire area between the Frasergold Property and Crooked Lake; encompassing the Eureka Frasergold claims, the optioned Dajin Resources Corp. claims and claims acquired or optioned in 2007. The geophysical data sets are currently being evaluated to develop a property-wide interpretation to assist in planning of the 2008 exploration program. The geophysical survey displayed a linear conductor coincident with the Frasergold mineralized zone that extends laterally beyond the extent of the known mineralized zone.

Readers should consult the Frasergold Technical Report to obtain further particulars regarding the Frasergold Property which is available for review on the SEDAR website located at www.sedar.com under Hawthorne’s profile. A more detailed description of the Frasergold Property is included in the Hawthorne Prospectus under “Frasergold Property – Technical Report”.

Frasergold Property Agreements

Pursuant to an Option Agreement dated October 31, 2006 between Hawthorne and Eureka Resources Inc., Hawthorne acquired the right to acquire up to a 60% legal and beneficial interest in eleven legacy mineral claims and seven additional mineral claims comprising the original Frasergold Property, free and clear of all liens, charges and claims of others.

On May 29, 2007, Hawthorne announced that it had entered into an option agreement with Dajin Resources Corp. to acquire between 70% and 100% interest in eighteen mineral claims covering 7,930 hectares. These claims are adjacent to the Frasergold Property.

On June 6, 2007, Hawthorne announced that it had entered into an option agreement to acquire from Robert Bourdon a mineral claim that is located between the Frasergold Property and the property optioned from Dajin Resources Corp.

On September 26, 2007, Hawthorne announced that it had entered into a letter agreement to acquire 100% of four mineral claims from Lloyd Addie. The claims are located immediately adjacent to the Frasergold Property.

Taurus Property

On December 19, 2007, Cusac assigned to Hawthorne all its rights to the option to acquire 46 mineral claims near Cassiar, British Columbia (the “Taurus Property”) from American Bonanza Gold Corp. (“Bonanza”). The Taurus Property covers the majority of the Taurus Deposit that hosts an inferred resource estimate of 1,040,000 ounces of gold consisting of 32,400,000 tonnes at a grade of 1.0 g/t. (the “Taurus Deposit”). For a further description of the Taurus Property, readers should refer to the Hawthorne Taurus Technical Report which is filed on SEDAR under Hawthorne’s profile.

The assignment agreement with Bonanza requires Hawthorne to pay $6,000,000 over two years, consisting of $1,000,000 by December 22, 2007 (which payment was made in December, 2007), $2,000,000 by June 22, 2008, $1,500,000 by June 22, 2009 and $1,500,000 by December 22, 2009. A further $3,000,000 is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the agreement, Hawthorne is required to issue 250,000 common shares to Bonanza on or before December 22, 2008. The parties agreed to delete in its entirety the $2,000,000 bonus payment which would have been payable in the event that the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

Private Placements and Offerings

On December 28, 2007, Hawthorne announced that it had closed a non-brokered private placement, to raise gross proceeds of $3,000,000. The private placement consisted of 1,875,000 units priced at $1.60 per unit. Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable for a period of 18 months to acquire one common share at $2.25 per share.

On July 6, 2007, Hawthorne announced that it had closed a non-brokered private placement for gross proceeds of $5,255,000. The private placement consisted of 3,284,375 units priced at $1.60 per unit. Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable for a period of two years to acquire one common share at $1.75 per share.

In April 2007, Hawthorne closed its Initial Public Offering of 3,350,000 common shares at $0.60 per share for gross proceeds of $2,010,000.

Description of Share Capital

The authorized share capital of Hawthorne consists of an unlimited number of common shares without par value. As at February 13, 2008, 16,437,063 Hawthorne Shares were issued and outstanding. Holders of Hawthorne Shares are entitled to receive notice of any meetings of shareholders of Hawthorne, to attend and to cast one vote per Hawthorne Share at all such meetings. Holders of Hawthorne Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Hawthorne Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Hawthorne Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Hawthorne’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or wind up of Hawthorne are entitled to receive on a pro-rata basis the net assets of Hawthorne after payments of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of the Hawthorne Shares with respect to dividends or liquidation. The Hawthorne Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Consolidated Capitalization

The following table sets forth Hawthorne’s consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of Hawthorne since November 30, 2007, the date of Hawthorne’s most recently filed financial statements, including reflecting consolidated capitalization on an adjusted basis to give effect to the Arrangement.

The table should be read in conjunction with the audited financial statements of Hawthorne for the year ended November 30, 2007, including the notes thereto, contained in Appendix “F” of this Circular.

	As at November 30, 2007	As at February 13, 2008 After Giving Effect to the Arrangement

Long-term debt	$311,539	$ 971,049
Shareholder’s Equity
Capital stock	5,717,692	9,020,255
Retained deficit	(598,847)	(598,847)
Total Shareholders’ Equity	7,271,269	20,573,832
Total Capitalization	$6,959,730	$9,959,730

Transfer Agent and Registrar

The transfer agent and registrar for the Hawthorne Shares is Pacific Corporate Trust Company in Vancouver, British Columbia.

Trading Price and Volume

The Hawthorne Shares are listed and posted for trading on the TSX-V under the symbol “HGC”. The following table sets forth information relating to the trading of the Hawthorne Shares on the TSX-V for the months indicated.

Month	High ($)	Low ($)	Volume
April 2007	1.57	1.00	265,300
May 2007	1.75	1.25	270,000
June 2007	1.75	1.50	100,562
July 2007	1.72	1.41	199,600
August 2007	1.70	1.31	68,200
September 2007	1.84	1.36	212,391
October 2007	2.15	1.60	442,186
November 2007	2.20	1.74	271,585
December 2007	1.80	1.53	196,175
January 2008	2.00	1.55	257,852
February 2008 (to February 13, 2008)	2.00	1.91	95,075

The price of the Hawthorne Shares as reported by the TSX-V at the close of business on November 7, 2007, the last trading day immediately before the announcement of the Arrangement, was $2.00.  The price of the Hawthorne Shares as reported by the TSX-V at the close of business on December 17, 2007, the last trading day immediately before entering into the Arrangement Agreement, was $1.70.  The price of the Hawthorne Shares as reported by the TSX-V at the close of business on February 13, 2008 was $1.99.

Escrowed Securities

As of February 13, 2008, there were 3,435,000 Hawthorne Shares held in escrow pursuant to the TSX-V Escrow Agreement dated February 7, 2007, among Hawthorne, Pacific Corporate Trust Company (as escrow agent) and certain Hawthorne Shareholders.

Interests of Experts

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Hawthorne’s mineral projects incorporated by reference in this Circular has been derived:

1.

Frasergold Technical Report; and

2.

Hawthorne Taurus Technical Report.

The following individuals are the qualified persons as defined by NI 43-101 in connection with the technical reports incorporated by reference in this Circular:

1.

Jim Sparling, P.Geo., Exploration Manager of Hawthorne, and K.V. Campbell, P.Geo., of Earth Resource Surveys Inc., are the qualified persons responsible for the Frasergold Technical Report; and

2.

Kevin Palmer, P.Geo. and Andre de Ruijter, P.Eng. are the qualified persons responsible for the Hawthorne Taurus Technical Report.

The Frasergold Report and the Hawthorne Taurus Technical Report are available on SEDAR at www.sedar.com and a summary of the Frasergold Report is contained in the Hawthorne Prospectus under “Narrative Description of the Business”.

Mssrs. Campbell, Palmer and Ruijter, did not hold securities of Hawthorne when they prepared the reports referred to above. Mr. Sparling held 25,000 stock options of Hawthorne when he prepared the report referred to above. Mr. Sparling is the Exploration Manager of Hawthorne.

None of Mssrs. Campbell, Palmer or de Ruijter, is currently expected to be elected, appointed or employed as a director, officer or employee of the Combined Company or of any associate or affiliate of Hawthorne.

Mr. Michael Redfearn, P.Eng. and Hawthorne’s Manager of Business Development, Operations and a qualified person as defined by NI 43-101, has reviewed the technical disclosure contained in this document.

The audited financial statements of Hawthorne as at November 30, 2007 and for the years then ended included in this Circular, have been so included upon the report of Davidson & Company LLP,  independent chartered accountants, and upon the authority of such said firm as experts in accounting and auditing. Davidson & Company LLP is independent of Hawthorne within the meaning of the applicable rules of professional conduct in Canada.

Risk Factors

The operations of Hawthorne are subject to risks due to the nature of its business, which is the acquisition, exploration, development and operation of precious metals properties. An investment in Hawthorne Shares involves significant risks, which should be carefully considered by prospective investors before acquiring Hawthorne Shares. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Cusac Shareholders should carefully consider the risk factors set forth in the Hawthorne Prospectus that is incorporated by reference in this Circular. Such risk factors could materially affect the future operating results of Hawthorne and the Combined Company and could cause actual events to differ materially from those described in forward-looking statements relating to Hawthorne and the Combined Company.

Available Information

Hawthorne files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

THE COMBINED COMPANY AFTER THE ARRANGEMENT

General

On completion of the Arrangement, Hawthorne as the Combined Company will continue to be a corporation incorporated under and governed by the laws of the Province of British Columbia. After the Effective Date, Hawthorne will own all of the securities of Cusac.

Hawthorne expects that the business operations of Hawthorne and Cusac will be consolidated and the principal executive office of the Combined Company will be located at Suite 1818, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 (telephone number 604-629-1505).

On completion of the Arrangement, the Combined Company’s primary properties will consist of the following:

•

a right to acquire between 51% and 100% interest in the Frasergold Property and surrounding properties (currently held by Hawthorne);

•

a right to acquire a 100% interest in the Taurus Deposit (currently held by Hawthorne and Cusac); and

•

a 100% interest in the Table Mountain Mine (currently held by Cusac).

For the purposes of NI 43-101, the material mineral properties of the Combined Company will be the following:

•

the Frasergold Property;

•

the Taurus Deposit; and

•

the Table Mountain Mine.

Current technical reports for the above-mentioned material mineral properties, as required under NI 43-101, are filed on SEDAR.

Directors and Officers

Hawthorne and Cusac have agreed under the Arrangement Agreement that, as of the Effective Time, the current officers and directors of Hawthorne shall continue to hold their respective offices and directorships in the Combined Company and that the current officers and directors of Cusac shall immediately resign from their respective positions.  Subject to TSX-V approval, Hawthorne and Cusac have further agreed that at the Effective Time, Dale A. Sketchley (currently a director of Cusac) will be appointed to the Hawthorne Board and David H. Brett (current President and CEO of Cusac) will be employed as the Manager of Business Development of the Combined Company. See Hawthorne’s management information circular dated June 4, 2007 for its most recent annual general meeting of shareholders that are incorporated herein by reference for information concerning the current directors and officers of Hawthorne.

Share Capital and Capital Structure

The share capital of Hawthorne will remain unchanged following the completion of the Arrangement, other than for the issuance of Hawthorne Shares contemplated in the Arrangement (including Hawthorne Shares issuable in connection with the exercise of Converted Hawthorne Securities).

The authorized capital of Hawthorne following the Arrangement will continue to consist of an unlimited number of Hawthorne Shares. For information concerning the principal terms and conditions of the Hawthorne Shares, see “Information About Hawthorne – Description of Share Capital”.

Post-Arrangement Shareholdings

Immediately after completion of the Arrangement, assuming that no Cusac Shareholder exercises Dissent Rights, Cusac Shareholders and Cusac Debentureholders should collectively own approximately 27%, and existing Hawthorne Shareholders should own approximately 63%, of Hawthorne Shares. Hawthorne will own 100% of Cusac.

Post-Arrangement Hawthorne Convertible Securities

Based on information at February 13, 2008, immediately after the Arrangement, Hawthorne will have outstanding Hawthorne warrants and options providing for the acquisition of an aggregate of 4,665,838 Hawthorne Shares, at prices ranging from Cdn.$0.60 to Cdn.$6.65, including 372,525 Hawthorne Shares for issue under the Converted Hawthorne Securities, at prices ranging from Cdn.$3.04 to Cdn.$6.65.

Auditors

Davidson & Company LLP, the current auditors of Hawthorne, are expected to continue as the auditors of the Combined Company following the Effective Date.

Transfer Agent and Registrar

The transfer agent and registrar for the Hawthorne Shares is, and is expected after the Arrangement to remain, Pacific Corporate Trust Company in Vancouver, British Columbia.

Arrangement Reorganization

Under the Plan of Arrangement, Hawthorne has agreed to cause Cusac, at the Effective Time, to amalgamate with HawthorneSub.

INFORMATION ABOUT CUSAC

The following information is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Cusac. See “Information About Hawthorne” and “The Combined Company After the Arrangement” in this Circular for current and pro forma business, financial and share capital information relating to Hawthorne and the Combined Company, respectively.

Incorporation by Reference

Information about Cusac has been incorporated by reference in this Circular from documents filed by Cusac with Canadian provincial securities commissions. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cusac at Suite 1600, 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2, Canada, telephone: (604) 682-2421. These reports and information are available to the public on SEDAR at www.sedar.com.

The following documents, filed by Cusac with Canadian provincial securities commissions, are specifically incorporated by reference in and form an integral part of this Circular:

1.

the annual information form of Cusac dated March 30, 2007 (the “Cusac AIF”) for the year ended December 31, 2006;

2.

the technical report entitled “Technical Report on the Taurus Deposit – Liard Mining District, B.C.” dated June 11, 2007, which was prepared for Cusac by Kevin Palmer, P.Geo. and Andre de Ruijter, P.Eng. of Wardrop Engineering Incorporated (the “Taurus Technical Report”);

3.

the material change report of Cusac dated December 19, 2007 concerning the Arrangement;

4.

the material change report of Cusac dated December 7, 2007 concerning the resignation of a director of Cusac;

5.

the material change report of Cusac dated November 27, 2007 concerning the approval by Cusac debentureholders of any default and the exchange of Hawthorne Shares for such debentures;

6.

the material change report of Cusac dated November 9, 2007 concerning the Arrangement;

7.

the material change report of Cusac dated October 30, 2007 concerning the mailing of revised Cusac Debenture terms to the Cusac Debentureholders;

8.

the material change report of Cusac dated October 1, 2007 concerning the suspension of mining activities at the Table Mountain Mine;

9.

the material change report of Cusac dated August 13, 2008 concerning drilling results from the Taurus Deposit;

10.

the material change report of Cusac dated August 7, 2007 concerning drilling results from the Taurus Deposit;

11.

the material change report of Cusac dated July 23, 2007 concerning a proposed equity financing of $1,020,000;

12.

the material change report of Cusac dated June 6, 2007 concerning the acquisition by Cusac of the Taurus Deposit;

13.

the material change report of Cusac dated May 15, 2007 concerning Cusac’s first quarter financial results and announced changes in operating plans and outlook;

14.

the material change report of Cusac dated April 2, 2007 concerning Cusac’s proposed $2,000,000 equity financing; and

15.

the audited consolidated financial statements of Cusac as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006.

Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by Cusac with the Canadian provincial securities commissions after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

History and Current Operations

Cusac was incorporated under the laws of British Columbia, Canada on November 19, 1965 under the name Glen Copper Mines Limited. On July 17, 1995 its name was changed to Cusac Gold Mines Ltd.

Cusac’s executive and registered and records offices are located at Suite 1600, 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2.

Cusac has one inactive wholly-owned subsidiary, Gulf Titanium Inc., incorporated under the laws of the State of Montana.

Overview of Business

Cusac is a junior gold exploration and past-producing company focused primarily on the Cassiar Gold Property, a 175 square kilometre package of mineral claims located in north central British Columbia, Canada. The Cassiar Gold Property hosts the fully permitted Table Mountain Mine and the Taurus II early stage exploration area.

Material Projects

Table Mountain Mine

Cusac is engaged in the business of exploring for, developing and producing gold. Cusac’s primary asset is the Table Mountain Mine, a package of mineral claims located in north central British Columbia, Canada. The Table Mountain Property hosts the Table Mountain Mine and supporting mining infrastructure which includes a 300 ton-per-day ore processing facility, private roadways, underground workings, shops, buildings, and various regulatory permits required for a producing mine.

The Table Mountain Mine comprises a number of past-producing, high-grade underground gold mines and placer workings in the Cassiar District of British Columbia.

The Table Mountain Mine has produced 315,000 ounces of gold, but ceased producing when gold prices dropped dramatically in 1997.  The Table Mountain Mine has a fully operational 300 ton-per-day mill and mining complex. Cusac’s Table Mountain Mine recommenced production in December 2006 but this was suspended in 2007

Taurus Deposit

Cusac has assigned to Hawthorne all of its rights to the option to acquire 46 mineral claims from American Bonanza Gold Corp. that host the majority of the 1.04 million ounce inferred gold resource known as the Taurus Deposit. The resource consists of 32,400,000 tonnes at a grade of 1.0 g/t.

Readers should consult the Taurus Technical Report to obtain further particulars regarding the Taurus Property which is available for review on the SEDAR website located at www.sedar.com under Cusac’s profile. A summary of such report is included in the Cusac AIF under “Description of Business”.

Description of Share Capital

The authorized share capital of Cusac consists of 100,000,000 Cusac Shares, of which 84,249,191 were issued and outstanding as at February 13, 2008, and 5,000,000 preferred shares without par value, of which none were issued and outstanding as at February 13, 2008.

A holder of a Cusac Share is entitled to one vote for each share held on all matters to be voted on by such shareholders.  In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Cusac, such shareholders are entitled to receive, on a pro rata basis and subject to any rights and priorities of the holders of preferred, all of the assets of Cusac remaining after payment of all of Cusac’s liabilities. Cusac Shares carry no pre-emptive or conversion rights.

The preferred shares are issuable in series and the Cusac Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. The preferred shares are entitled to priority over the Cusac Shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of Cusac. The holders of preferred shares are entitled to receive notice of any meeting of the shareholders of Cusac and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the Cusac Board.

Options to Purchase Securities

The following table summarizes the Cusac Options outstanding as of December 31, 2007:

Date of Issuance	No. of Common Shares Issuable on Exercise	Exercise Price	Expiry Date
March 9, 2006	350,000	$0.24	March 9, 2008
April 26, 2006	40,000	$0.31	April 25, 2010
August 25, 2006	100,000	$0.27	August 25, 2008
November 24, 2006	70,000	$0.25	November 24, 2008
April 20, 2007	990,000	$0.24	February 21, 2009
May 4, 2007	710,000	$0.22	May 4, 2009
September 5, 2007	1,400,000	$0.16	September 5, 2009

The following table summarizes the Cusac Warrants outstanding as of December 31, 2007:

Date of Issuance	No. of Common Shares Issuable on Exercise	Exercise Price	Expiry Date
May 8, 2007	2,885,500	$0.35	November 8, 2008
May 17, 2007	426,192	$0.23	November 17, 2008
May 17, 2007	296,277	$0.35	November 17, 2008

Convertible Debt

Pursuant to a Trust Indenture (the “Cusac Indenture”) dated May 31, 2006 between Cusac and Computershare Trust Company of Canada, Cusac issued $3,048,750 principal amount of 11% convertible secured debentures originally due November 30, 2007 (the “Cusac Debentures”).

The Cusac Debentures are convertible into Cusac Shares at a price of $0.305 per Cusac Share. As at February 13, 2008, Cusac Debentures in the amount of $93,750 have been converted into Cusac Shares.

On November 27, 2007, the Cusac Debentureholders passed an extraordinary resolution to:

1.

waive any default on the Cusac Debentures until April 30, 2008;

2.

authorize the exchange of Hawthorne Shares for Cusac Debentures on the basis of one Hawthorne Share (at a deemed price of $2 per share) for each $2 in principal amount of Cusac Debentures held, including accrued interest; and

3.

authorize the assignment of the Bonanza Property Option Agreement and the Taurus Property by Cusac to Hawthorne and to amend the Cusac Indenture to exclude the Bonanza Property Option Agreement and the Taurus Property from the definition of secured property.

Prior Sales

From December 31, 2006 to February 13, 2008, Cusac issued the following securities and warrants and options to purchase securities:

Date of Issuance	Type of Security Issued	Number of Securities Issued	Price per Security	Total Funds Received
February 2, 2007	Common Shares	76,924	$0.26	$20,000
February 19, 2007	Common Share Options Exercised	400,000	0.15	60,000
February 19, 2007	Common Share Options Exercised	100,000	0.24	24,000
February 21, 2007	Common Share Options Exercised	150,000	0.15	22,250
February 21, 2007	Common Share Options Exercised	150,000	0.24	36,000
February 22, 2007	Common Share Options Exercised	150,000	0.24	36,000
February 22, 2007	Common Share Options Exercised	100,000	0.27	27,000
February 22, 2007	Debentures Converted to Common Shares	122,950	0.305	-
April 10, 2007	Debentures Converted to Common Shares	184,426	0.305	-
April 19, 2007	Common Share Options Exercised	200,000	0.24	48,000
April 20, 2007	Options	1,400,000	0.24	-
April 24, 2007	Common Share Options Exercised	210,000	0.24	50,400
April 30, 2007	Common Share Options Exercised	200,000	0.24	48,000
May 4, 2007	Options	710,000	0.22	-
May 8, 2007	Common Share Common Shares	3,673,000	0.27	991,170
May 8, 2007	Common Share Common Shares	2,098,000	0.23	482,540
May 8, 2007	Warrants	3,311,692	0.35	-
May 17, 2007	Common Share Common Shares	555,555	0.27	150,000
May 17, 2007	Common Share Common Shares	37,000	0.23	8,510
May 17, 2007	Warrants	296,277	0.35	-
June 8, 2007	Common Share Options Exercised	30,000	0.15	4,500
June 22, 2007	Common Shares	1,500,000(1)	0.15	-
June 28, 2007	Common Share Options Exercised	48,000	0.15	7,200
July 17, 2007	Common Shares	900,000	0.17	153,000
July 17, 2007	Options	150,000	0.18	-
August 23, 2007	Common Shares	4,179,000	0.17	710,430
September 5, 2007	Options	1,500,000	0.16	-
September 5, 2007	Common Share Options Exercised	100,000	0.16	16,000
September 6, 2007	Common Share Options Exercised	136,500	0.15	20,475
September 20, 2007	Common Share Options Exercised	100,000	0.16	16,000
October 11, 2007	Common Share Options Exercised	27,000	0.15	4,050
December 23, 2007	Common Share Options Exercised	60,000	0.15	9,000

Notes:
(1)  These shares were issued to Bonanza pursuant to the Bonanza Property Option Agreement.

Dividends

Cusac has no fixed dividend policy and has not paid dividends since its incorporation. Cusac has focused resources on undertaking exploration and development of its mineral properties and related expenses.

Trading Price and Volume

The Cusac Shares are listed and posted for trading on the TSX under the symbol “CQC” and are quoted on the OTCBB under the symbol “CUSIF”. The following tables set forth information relating to the trading of the Cusac Shares on the TSX and OTCBB for the months indicated:

TSX

Month	High (CDN$)	Low (CDN$)	Average Daily Volume
January 2007	0.25	0.20	168,700
February 2007	0.32	0.23	331,400
March 2007	0.30	0.23	135,100
April 2007	0.28	0.21	97,000
May 2007	0.24	0.15	112,900
June 2007	0.21	0.16	113,600
July 2007	0.22	0.16	302,000
August 2007	0.22	0.14	121,400
September 2007	0.19	0.15	93,400
October 2007	0.17	0.10	278,500
November 2007	0.16	0.10	273,700
December 2007	0.11	0.07	115,300
January 2008	0.10	0.08	92,300
February 2008 (to February 13, 2008)	0.10	0.09	148,400

The price of the Cusac Shares as reported by the TSX at the close of business on November 7, 2007, the last trading day immediately before the announcement of the Arrangement, was $0.14. The price of the Cusac Shares as reported by the TSX at the close of business on December 17, 2007, the last trading day immediately before entering into the Arrangement Agreement, was $0.09. The price of the Cusac Shares as reported by the TSX at the close of business on February 13, 2008 was $0.10.

OTC-BB

Month	High (US$)	Low (US$)	Average Daily Volume
January 2007	0.22	0.16	71,900
February 2007	0.28	0.19	175,800
March 2007	0.27	0.20	125,600
April 2007	0.24	0.20	110,500
May 2007	0.22	0.15	81,000
June 2007	0.20	0.15	73,900
July 2007	0.20	0.15	121,300
August 2007	0.21	0.13	89,700
September 2007	0.18	0.15	74,600
October 2007	0.17	0.10	175,700
November 2007	0.17	0.10	178,900
December 2007	0.11	0.07	135,000
January 2008	0.10	0.08	92,600
February 2008 (to February 13, 2008)	0.10	0.09	207,100

The price of the Cusac Shares as reported by the OTCBB at the close of business on November 7, 2007, the last trading day immediately before the announcement of the Arrangement, was US$0.16. The price of the Cusac Shares as reported by the OTCBB at the close of business on December 17, 2007, the last trading day immediately before entering into the Arrangement Agreement, was US$0.09. The price of the Cusac Shares as reported by the OTCBB at the close of business on February 13, 2008 was US$0.09.

Transfer Agent and Registrar

The registrar and transfer agent for the Cusac Shares is Pacific Corporate Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Interests of Experts

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Cusac’s mineral projects contained in this Circular has been derived:

1.

Taurus Technical Report.

The following individuals are the qualified persons as defined by NI 43-101 in connection with the technical reports of Cusac incorporated by reference in this Circular:

1.

Kevin Palmer, P.Geo. and Andre de Ruijter, P.Eng. are the qualified persons responsible for the Taurus Technical Report.

The Taurus Technical Report is available on SEDAR at www.sedar.

Neither of Mssrs. Palmer or de Ruijter held any securities of Cusac or of any associate or affiliate of Cusac when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of Cusac or of any associate or affiliate of Cusac in connection with the preparation of such reports.

Neither of Mssrs. Palmer or de Ruijter, is currently expected to be elected, appointed or employed as a director, officer or employee of the Cusac or of any associate or affiliate of Cusac.

Dale A. Sketchley, P.Geo., M.Sc., a director of Cusac and a qualified person as defined by NI 43-101, has reviewed the technical disclosure contained in this document.

The audited consolidated financial statements of Cusac as at December 31, 2006 and for each of the years in the three-year period ended December 31, 2006, incorporated by reference in this Circular, have been so incorporated in reliance upon the report of BDO Dunwoody LLP, independent chartered accountants, and upon the authority of such firm as experts in accounting and auditing. BDO Dunwoody LLP is independent within the meaning of the applicable rules of professional conduct in Canada.

Risk Factors

Cusac Shareholders should carefully consider the risk factors set forth in the Cusac AIF, which is incorporated by reference in this Circular, as well as the risk factors associated with the Arrangement described under “Risk Factors”.

Available Information

Cusac files reports and other information with Canadian provincial securities commissions. Cusac is up to date with respect to financial disclosure and such financial information, reports and other information is available to the public free of charge under Cusac’s profile on SEDAR at www.sedar.com.

Cusac is subject to the reporting requirements of the U.S. Exchange Act, and in accordance therewith files periodic reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements differ from those of the United States. Cusac is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by Cusac with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

LEGAL MATTERS

Certain legal matters relating to the Arrangement and to the Hawthorne Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Cusac by Robertson & Company Law Partners, LLP, Vancouver, British Columbia and certain U.S. legal matters relating to the Arrangement will be reviewed as special counsel to Cusac by Lang Michener LLP. As of the date hereof, the partners and associates of Robertson & Company Law Partners, LLP and Land Michener LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Cusac Shares.

DIRECTORS’ APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Cusac Board.

DATED: FEBRUARY 13, 2008

ON BEHALF OF
THE BOARD OF DIRECTORS OF
CUSAC GOLD MINES LTD.

(signed) “David H. Brett”

President and Chief Executive Officer

CONSENT OF BDO DUNWOODY LLP

We have read the Notice and Information Circular (the “Circular”) of Cusac Gold Mines Ltd. (the “Company”) dated February 13, 2008 relating to the special meetings of shareholders and debentureholders of the Company to approve the Arrangement between the Company and Hawthorne Gold Corp. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated May 22, 2007, except for Note 16 which is as of July 11, 2007.

Signed “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

February 13, 2008

CONSENT OF DAVIDSON AND COMPANY LLP

We have read the information circular of Cusac Gold Mines Ltd. (“Cusac”) dated February 13, 2008 relating to the acquisition of Cusac by Hawthorne Gold Corp. (the “Company”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above mentioned information circular of our report to the shareholders of the Company as at November 30, 2007 and 2006 and the statements of operations and deficit and cash flows for the year ended November 30, 2007 and the period from January 18, 2006 to November 30, 2006. Our report is dated January 18, 2008.

Signed “DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

February 13, 2008

APPENDIX A

CUSAC SHAREHOLDER ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.

the arrangement (“Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as  Schedule “A” to Appendix “C” to the Information Circular of Cusac Gold Mines Ltd. (“Cusac”) dated February 13, 2008 (the “Circular”), all as more particularly described in the Circular, and all transactions contemplated thereby, be and are hereby authorized and approved;

2.

the arrangement agreement (the “Arrangement Agreement”) dated as of December 18, 2007 among Cusac, Hawthorne Gold Corp. and 0811318 B.C. Ltd., a copy of which is attached as Appendix “C” to the Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the board of directors of Cusac may, without further notice to or approval of the holders of common shares of Cusac, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective; and

4.

any one director or officer of Cusac is hereby authorized and directed, for and on behalf of Cusac, to perform all such acts, deeds and things and execute, under the seal of Cusac or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.”

APPENDIX B

CUSAC DEBENTUREHOLDER ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.

the participation by the holders (“Cusac Debentureholders”) of the 11% convertible secured debentures of Cusac Gold Mines Ltd. (the “Cusac Debentures”) in the arrangement (“Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as  Schedule “A” to Appendix “C” to the Information Circular of Cusac Gold Mines Ltd. (“Cusac”) dated February 13, 2008 (the “Circular”), all as more particularly described in the Circular, and all transactions contemplated thereby, be and are hereby authorized and approved;

2.

the arrangement agreement (the “Arrangement Agreement”) dated as of December 18, 2007 among Cusac, Hawthorne Gold Corp. and 0811318 B.C. Ltd., a copy of which is attached as Appendix “C” to the Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the board of directors of Cusac may, without further notice to or approval of the Cusac Debentureholders, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective;

4.

any one director or officer of Cusac is hereby authorized and directed, for and on behalf of Cusac, to perform all such acts, deeds and things and execute, under the seal of Cusac or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution; and

5.

the trust indenture dated as of May 31, 2006 between Cusac and Computershare Trust Company of Canada governing the Cusac Debentures shall be deemed to be amended to the extent necessary to give effect to the foregoing resolutions.”

APPENDIX C

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PART 1
DEFINITIONS AND INTERPRETATION

Definitions

1.1

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized will have the meanings ascribed to them below:

(a)

“ABG” means American Bonanza Gold Corp., a corporation existing under the laws of the Province of British Columbia;

(b)

“ABG Option Agreement” means the option agreement between Cusac and ABG dated June 7, 2007 pursuant to which ABG granted Cusac the option to acquire a 100% interests in and to certain mineral claims located at the Taurus Property;

(c)

“affiliate” will have the meaning ascribed to such term under the BCBCA but will not include Hawthorne Subco;

(d)

“Amalgamating Companies” means Hawthorne Subco and Cusac collectively;

(e)

“Amalgamation” means the amalgamation of the Amalgamating Companies as contemplated by this Plan of Arrangement;

(f)

“Amalgamation Application” means the Form 13 Amalgamation Application which is required to be filed with the Registrar along with the Final Order and the Plan of Arrangement in order to effect the Amalgamation under the BCBCA;

(g)

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(h)

“Arrangement Agreement” means the arrangement agreement dated as of December 18, 2007 between Hawthorne, Hawthorne Subco and Cusac, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(i)

“BCBCA” means the Business Corporations Act (British Columbia);

(j)

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(k)

“Certificate of Amalgamation” means the certificate evidencing the Amalgamation issued under the BCBCA;

(l)

“Code” means the United States Internal Revenue Code of 1986, as amended;

(m)

“Common Shares” means the common shares in the authorized share structure of the Corporation;

(n)

“Conversion Price” has the meaning ascribed thereto in §3.1(c);

(o)

“Converted Hawthone Security” has the meaning ascribed thereto in §3.1(b) hereof;

(p)

“Converted Hawthone Security Exercise Price” has the meaning ascribed thereto in §3.1(b) hereof;

(q)

“Corporation” means the company resulting from the Amalgamation;

(r)

“Court” means the Supreme Court of British Columbia;

(s)

“Cusac” means Cusac Gold Mines Ltd., a company existing under the BCBCA;

(t)

“Cusac Common Shares” means the issued and outstanding common shares in the authorized share structure of Cusac;

(u)

“Cusac Convertible Securities” means the Cusac Warrants and the Cusac Options;

(v)

“Cusac Debentureholder Approval” means approval of the Cusac Debenture Holder Resolution by a majority in number and at least 75% in value of the votes cast on the Cusac Debenture Holder Resolution by the Cusac Debentureholders present in person or by proxy at the Cusac Debentureholder Meeting;

(w)

“Cusac Debentureholder Meeting” means the special meeting, including any adjournment or postponement thereof, of the Cusac Debentureholders held to consider and approve the Arrangement;

(x)

“Cusac Debentureholder Meeting Date” means the date of the Cusac Debentureholder Meeting;

(y)

“Cusac Debentureholder Resolution” means the extraordinary resolution of the Cusac Debentureholders to approve the Arrangement, the Arrangement Agreement, and the release of the Cusac Debtureholders’ the security interests in the ABG Option Agreement and the Taurus Property;

(z)

“Cusac Debentureholders” means, at any time, the holders of Cusac Debentures at that time;

(aa)

“Cusac Debentures” means all of the debentures issued by Cusac pursuant to a trust indenture dated May 31, 2006 between Cusac and Computershare Trust Company of Canada;

(bb)

“Cusac Meetings” means the Cusac Shareholder meeting and the Cusac Debentureholder Meeting;

(cc)

“Cusac Options” means the outstanding options of Cusac, as at the date hereof, to purchase an aggregate of 3,510,000 Cusac Common Shares as further described in Schedule “B” to the Arrangement Agreement;

(dd)

“Cusac Shareholder Approval” means approval of the Cusac Shareholder Resolution by a majority in number and at least 66 2/3% in value of the votes cast on the Cusac Shareholder Resolution by the holders of Cusac Common Shares present in person or by proxy at the Cusac Shareholder Meeting;

(ee)

“Cusac Shareholder Meeting” means the general meeting, including any adjournment or postponement thereof, of the holders of Cusac Common Shares held to consider and approve, among other things, the Arrangement;

(ff)

“Cusac Shareholder Meeting Date” means the date of the Cusac Shareholder Meeting;

(gg)

“Cusac Shareholder Resolution” means the special resolution of the Cusac Shareholders to approve the Arrangement and the Arrangement Agreement;

(hh)

“Cusac Warrants” means the outstanding warrants of Cusac, as at the date hereof, to purchase an aggregate of 3,607,969 Cusac Common Shares as further described in Schedule “B” to the Arrangement Agreement;

(ii)

“Depositary” means Pacific Corporate Trust Company or any other trust company, bank or financial institution agreed to in writing between Cusac and Hawthorne for the purpose of exchanging certificates representing Cusac Common Shares for Hawthorne Common Shares in connection with the Arrangement;

(jj)

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Cusac Common Shares pursuant to §5.1 of this Plan of Arrangement to exercise the holder’s right of dissent in connection with the Arrangement, as modified by  Part 5 hereof, the Interim Order and the Final Order;

(kk)

“Dissenting Shareholders” means the registered holders of Cusac Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures and who are ultimately entitled to be paid fair value for their Cusac Common Shares;

(ll)

“Effective Date” means the effective date of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(mm)

“Effective Time” means the effective time of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(nn)

“Final Order” means the order of the Court approving the Arrangement, including any amendment thereto, pursuant to section 291 of the BCBCA, as, if applicable, varied or affirmed on, if appealed, appeal;

(oo)

“final proscription date” has the meaning ascribed thereto in §6.6;

(pp)

“Former Cusac Debentureholders” means the holders of Cusac Debentures immediately prior to the Effective Time;

(qq)

“Former Cusac Shareholders” means the holders of Cusac Common Shares immediately prior to the Effective Time;

(rr)

“Hawthorne” means Hawthorne Gold Corp., a company existing under the BCBCA;

(ss)

“Hawthorne Common Shares” means the common shares in the authorized share capital of Hawthorne;

(tt)

“Hawthorne Subco” means 0811381 B.C. Ltd., a wholly owned subsidiary of Hawthorne existing under the BCBCA and created solely for the purpose of the Arrangement;

(uu)

“Interim Order” means the interim order of the Court, including any amendment thereto, pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(vv)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(ww)

“Proxy Circular” means the management information circular to be prepared by Cusac with the assistance of Hawthorne in respect of the Cusac Meetings;

(xx)

“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA;

(yy)

“Share Exchange Ratio” has the meaning ascribed thereto in §3.1(a);

(zz)

“Taurus Property” means the 46 contiguous mining tenures comprising approximately 2,325 hectares located in the Liard Mining Division, Province of British Columbia, as more fully described in the Schedule “A” to the ABG Option Agreement; and

(aaa)

“U.S.” means the United States of America;

BCBCA Terms

1.2

Words and phrases used and not otherwise defined have the same meaning herein as in the BCBCA unless the context otherwise requires.

Interpretation Not Affected by Headings

1.3

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Number, Gender and Persons

1.4

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular includes the plural and vice versa, words importing the use of either gender include both genders and neuter and the word “person” and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Date for any Action

1.5

If the date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Statutory References

1.6

Each reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

PART 2
ARRANGEMENT AGREEMENT

Arrangement Agreement

2.1

This Plan of Arrangement is made pursuant to and is subject to the Arrangement Agreement.

PART 3
ARRANGEMENT

Arrangement

3.1

On the Effective Date, the following will, subject to §3.2, occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in any provision attached to any security of Cusac or Hawthorne:

(a)

immediately before the Amalgamation,

(i)

each Cusac Common Share held by Hawthorne or Hawthorne Subco, if any, will be cancelled without any repayment of capital in respect thereof, and

(ii)

each Cusac Common Share held by a Former Cusac Shareholder (other than a Dissenting Shareholder or Hawthorne or Hawthorne Subco) will, subject to §3.4 and Part 5 be exchanged for Hawthorne Common Shares on the basis of one Cusac Common Share for 0.0526 of a Hawthorne Common Share (the “Share Exchange Ratio”), and will be cancelled without any repayment of capital in respect thereof;

(b)

each Cusac Convertible Security outstanding immediately before the Effective Time, whether or not vested, will be exchanged for a warrant or option (a “Converted Hawthorne Security”) to acquire (on the same terms and conditions as were applicable to such Cusac Convertible Security) that number (rounded down to the nearest whole number) of Hawthorne Common Shares determined by multiplying

(i)

the number of Cusac Common Shares subject to such Cusac Convertible Security immediately prior to the Effective Time by

(ii)

the Share Exchange Ratio.

The exercise price per Hawthorne Common Share subject to any such Converted Hawthorne Security (the “Converted Hawthorne Security Exercise Price”) will be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient obtained by dividing

(i)

the exercise price per Cusac Common Share subject to such Cusac Convertible Security immediately prior to the Effective Time,

(ii)

the Share Exchange Ratio;

(c)

each outstanding Cusac Debenture will be exchanged for each two dollars of principal and interest owed to the holder thereof at the Effective Time (the “Conversion Price”).  Upon payment of the Conversion Price by Hawthorne to the Former Cusac Debentureholders, the Cusac Debentures will be deemed repaid in full and the Former Cusac Debentureholders will have no further rights thereunder;

(d)

the Amalgamating Companies will be amalgamated under Division 5 of Part 9 of the BCBCA and continue as one company on the following terms and otherwise on the terms set out in this Plan of Arrangement and:

(i)

the Corporation will have, as its notice of articles, the notice of articles contained in the Amalgamation Application, which will be in the form set out as Appendix “A” to this Plan of Arrangement,

(ii)

the Corporation will have, as its articles, the articles attached to this Plan of Arrangement as Appendix “B”, which will be signed by one of the directors of the Corporation identified in §4.5,

(iii)

the Corporation will become capable immediately of exercising the functions of an incorporated company,

(iv)

the shareholders of the Corporation will have the powers and the liability provided in the BCBCA,

(v)

the property, rights and interests of each Amalgamating Corporation will continue to be the property, rights and interests of the Corporation (except amounts receivable from the other Amalgamating Corporation or shares of the capital stock of the other Amalgamating Corporation),

(vi)

the Corporation will continue to be liable for the liabilities and obligations of each Amalgamating Corporation,

(vii)

every existing cause of action, claim or liability to prosecution of an Amalgamating Corporation will be unaffected,

(viii)

every legal proceeding being prosecuted or pending by or against an Amalgamating Corporation may be prosecuted, or its prosecution may be continued, as the case may be, by or against the Corporation, and

(ix)

every conviction against, or ruling, order or judgement in favour of or against, an Amalgamating Corporation may be enforced by or against the Corporation; and

(e)

immediately upon the Amalgamation, each common share of Hawthorne Subco will be exchanged for one Common Share.

Alternative Arrangement

3.2

If Cusac Debentureholder Approval is obtained at the Cusac Debentureholder Meeting, and Cusac Shareholder Approval is not obtained at the Cusac Shareholder Meeting, each outstanding Cusac Debenture will be exchanged by the holder thereof at the Conversion Price.  Upon payment of the Conversion Price by Hawthorne to the Former Cusac Debenture Holders, the Cusac Debentures will be deemed repaid in full and the Form Cusac Debenture Holders will have no further rights thereunder.

Post-Effective Time Procedures

3.3

The following rules shall apply to the issuance and delivery of Hawthorne Common Share Certificates:

(a)

on or promptly after the Effective Date, Hawthorne will deliver or arrange to be delivered to the Depositary certificates representing the Hawthorne Common Shares to be issued to Former Cusac Shareholders and Former Cusac Debentureholders in accordance with §3.1 or §3.2, as the case may be, which certificates will be held by the Depositary as agent and nominee for such Former Cusac Shareholders and Former Cusac Debentureholders for distribution to them and in accordance with the provisions of Part 6  hereof;

(b)

subject to the provisions of Part 6 hereof, Former Cusac Shareholders will be entitled to receive delivery of the certificates representing the Hawthorne Common Shares to which they are entitled pursuant to §3.1(a) hereof and Former Cusac Debentureholders will be entitled to receive delivery of the certificates representing the Hawthorne Common Shares to which they are entitled pursuant to §3.1(d) or §3.2 hereof, as the case may be; and

(c)

Hawthorne and its affiliates will be entitled to receive delivery of the certificates representing the Common Shares to which they are entitled pursuant to §3.1(e) hereof.

No Fractional Hawthorne Common Shares

3.4

No fractional Hawthorne Common Shares will be issued to Former Cusac Shareholders or Former Cusac Debentureholders.  Any fractional number of Hawthorne Common Shares issued in accordance with this Plan of Arrangement will be rounded down to the nearest whole number.

PART 4
THE CORPORATION

Name

4.1

The name of the Corporation will be such numbered company name as may be assigned to the Corporation by the Registrar or such other name as Hawthorne may decide.

Registered Office

4.2

The registered and records office of the Corporation will be 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

Authorized Share Structure

4.3

The authorized share structure of the Corporation will consist of an unlimited number of Common Shares (the “Common Shares”).

Stated Capital

4.4

The Corporation will add to the capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the capital account maintained by Hawthorne Subco in respect of the common shares of Hawthorne Subco immediately prior to the Amalgamation and the amount of the capital account maintained by Cusac in respect of the Cusac Common Shares immediately prior to the Amalgamation (after adjusting for the Cusac Common Shares held by Dissenting Shareholders).

Directors

4.5

The number of directors on the board of directors of the Corporation will, until otherwise changed in accordance with the BCBCA and the articles of the Corporation, be set at two.  The initial directors of the Corporation immediately following the Amalgamation will be the persons whose names and delivery and mailing addresses appear below:

Name	Delivery and Mailing Address
Richard Barclay	c/o Hawthorne Gold Corp. Suite 1818, 701 West Georgia Street Vancouver, British Columbia, V7Y 1C6
Michael Beley	c/o Hawthorne Gold Corp. Suite 1818, 701 West Georgia Street Vancouver, British Columbia, V7Y 1C6

The initial directors will hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

PART 5
DISSENT PROCEDURES

Dissent Procedures for Holders of Cusac Common Shares

5.1

A holder of Cusac Common Shares may exercise Dissent Procedures with respect to Cusac Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA is received by Cusac not later than 5:00 p.m. (Vancouver time) on the Business Day immediately prior to the date of the Cusac Shareholder Meeting and provided further that each such holder who exercises Dissent Procedures and who is ultimately:

(a)

entitled to be paid fair value for the holder’s Cusac Common Shares, (which fair value, notwithstanding anything to the contrary contained in Division 2 of Part 8 of the BCBCA, will be determined as of the close of business on the day before the Final Order becomes effective), will be paid an amount equal to such fair value by the Corporation; and

(b)

not entitled, for any reason, to be paid fair value for the holder’s Cusac Common Shares will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Cusac Common Shares and will be entitled to receive only the consideration contemplated in §3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case will Hawthorne, Hawthorne Subco, Cusac or any other person be required to recognize Dissenting Shareholder as a holder of Cusac Common Shares after the time that is immediately prior to the Amalgamation, and the names of Dissenting Shareholders will be deleted from the central securities register as holders of Cusac Common Shares at the time that is immediately prior to the Amalgamation.

Effect on Cusac Common Shares

5.2

Immediately prior to the Amalgamation, each Cusac Common Share in respect of which Dissent Procedures have been exercised and in respect of which §5.1(a) applies will be cancelled with the Corporation being obliged to pay therefor the amount determined to be payable as set forth in §5.1 above.

PART 6
DELIVERY OF HAWTHORNE COMMON SHARES

Delivery of Hawthorne Common Shares in Exchange for Cusac Common Shares or Cusac Debentures

6.1

The following rules shall apply to the exchange of securities pursuant to the Plan of Arrangement:

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Cusac Common Shares that were exchanged for Hawthorne Common Shares in accordance with §3.1 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Cusac Common Shares formerly represented by such certificate under the BCBCA and the articles of Cusac and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder of the Effective Time, a certificate representing that number of Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof;

(b)

after the Effective Time and until surrendered for cancellation as contemplated by §6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Cusac Common Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing that number of Hawthorne Common Shares that the holder of such certificate is entitled to receive in accordance with §6.1(a) hereof.

(c)

upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented Cusac Debentures that were exchanged for Hawthorne Common Shares in accordance with §3.1 or §3.2 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Cusac Debentures formerly represented by such certificate under the BCBCA and the articles of Cusac and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, a certificate representing that number of Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof;

(d)

after the Effective Time and until surrendered for cancellation as contemplated by §6.2(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Cusac Debentures will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing that number of Hawthorne Common Shares that the holder of such certificate is entitled to receive in accordance with §6.1(c) hereof.

Lost Certificates

6.2

If certificate that immediately prior to the Effective Time represented one or more outstanding Cusac Common Shares or Cusac Debentures that are to be exchanged for Hawthorne Common Shares in accordance with §3.1 or §3.2 hereof has been lost, stolen or destroyed, upon the holder’s making an affidavit of that fact the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof. When authorizing such delivery of a certificate representing the Hawthorne Common Shares that the holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder will, as a condition precedent to the delivery of the Hawthorne Common Shares, give a bond satisfactory to Hawthorne and the Depositary in such amount as Hawthorne and the Depositary may direct, or otherwise indemnify Hawthorne, Hawthorne Subco and the Depositary in a manner satisfactory to Hawthorne and the Depositary, against any claim that may be made against Hawthorne, Hawthorne Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the articles of the Corporation.

Distributions with Respect to Unsurrendered Certificates

6.3

No dividend or other distribution declared or made after the Effective Time with respect to Hawthorne Common Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Cusac Common Shares or Cusac Debentures unless and until the holder of such certificate complied with §6.1 or §6.2 hereof, as applicable.  Subject to applicable law and to §6.4 hereof, at the time of such compliance, there will, in addition to the delivery of a certificate representing the Hawthorne Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Hawthorne Common Shares.

Withholding Rights

6.4

Hawthorne, Hawthorne Subco and the Depositary will be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Cusac Shareholder and/or Cusac Debentureholder such amounts as Hawthorne, Hawthorne Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended.  Any amount that is so withheld will be treated for all purposes hereof as having been paid to the Former Cusac Shareholder in respect of which such deduction and withholding was made, provided that the withheld amount is actually remitted to the appropriate taxing authority.

Limitation and Proscription

6.5

If a Former Cusac Shareholder or Former Cusac Debentureholder has not complied with the provisions of §6.1 or §6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Hawthorne Common Shares that such Former Cusac Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Hawthorne Common Shares will be delivered to Hawthorne by the Depositary for cancellation and will be cancelled by Hawthorne, and the interest of the Former Cusac Shareholder or Former Cusac Debentureholder in such Hawthorne Common Shares will be terminated.

PART 7
AMENDMENTS

Amendments to Plan of Arrangement

7.1

The Plan of Arrangement may be amended, as follows:

(a)

Hawthorne and Cusac may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is

(i)

set out in writing,

(ii)

agreed to in writing by each of Hawthorne and Cusac,

(iii)

filed with the Court and, if made following the Cusac Shareholder Meeting or the Cusac Debentureholder Meeting , approved by the Court, and

(iv)

communicated to Former Cusac Shareholders and Former Cusac Debentureholders if and as required by the Court;

(b)

any amendment, modification or supplement to this Plan of Arrangement may be proposed by Cusac at any time prior to the Cusac Meetings provided that Hawthorne has consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Cusac Meetings (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes; and

(c)

any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Cusac Meetings will be effective only if

(i)

it is consented to in writing by each of Hawthorne and Cusac, and

(ii)

if required by the Court, it is consented to by holders of the Cusac Common Shares and the Cusac Debentureholders voting in the manner directed by the Court.

PART 8
US TAX MATTERS

8.1

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Arrangement Agreement and this Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each of Cusac, the Corporation and Hawthorne agree to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat the Arrangement Agreement and this Plan of Arrangement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any tax return or otherwise take any tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” withing the meaning of Section 1313 of the Code that such treatment is not correct. Each of Cusac, the Corporation and Hawthorne agree to act in a manner that is consistent with the intention of Cusac, the Corporation and Hawthorne that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes.

APPENDIX D

INTERIM COURT ORDER

No. S081152
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

CUSAC GOLD MINES LTD.

PETITIONER

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
BETWEEN CUSAC GOLD MINES LTD. and
HAWTHORNE GOLD CORP.

INTERIM ORDER

BEFORE MASTER YOUNG	) ) )	THURSDAY, THE 14TH DAY OF FEBRUARY, 2008

THE APPLICATION WITHOUT NOTICE of the Petitioner, Cusac Gold Mines Ltd., coming on for hearing at Vancouver, British Columbia on this 14th day of February, 2008, AND UPON HEARING R. Michael Tourigny, counsel for the Petitioner, AND UPON READING the Petition herein dated the 13th day of  February, 2008 and filed, and the Affidavit of David Brett sworn the 13th day of February, 2008 and filed herein,

THIS COURT ORDERS:

1.

The petitioner, Cusac Gold Mines Ltd. (the "Petitioner"), shall be permitted to call, hold and conduct a special meeting (the "Shareholders Meeting") of the shareholders of the Petitioner to be held in Vancouver, British Columbia, on March 14, 2008, or any adjournment thereof or, in any event within 60 days of the date of this Order, for the purposes of considering and, if deemed appropriate, approving and adopting, with or without variation, by way of special resolution (the "Arrangement Resolution"), to be passed by a majority of two-thirds (2/3) of the votes cast by eligible shareholders present in person or by proxy at the

Meeting, an Arrangement Agreement and a Plan of Arrangement (the "Arrangement") pursuant to s.291(2) of the BCA, a copy of which Plan of Arrangement is attached as Appendix C to the Information Circular of the Petitioner (the "Information Circular") which is attached as Exhibit "B" to the Affidavit of David Brett sworn February 13, 2008 (the "Brett Affidavit").

2.

The Petitioner shall be permitted to call, hold and conduct a special meeting (the “Debenture Holders Meeting”) of the debenture holders of the Petitioner to be held in Vancouver, British Columbia, on March 14, 2008, or any adjournment thereof or, in any event within 60 days of the date of this Order, for the purposes of considering and, if deemed appropriate, approving and adopting, the Arrangement with or without variation, by a majority in number and 75% in value of the debenture holders (the “Debenture Resolution”) present in person or by proxy at the Debenture Holders Meeting, pursuant to s. 291(2) of the BCA.

3.

The Shareholders Meeting and the Debenture Holders Meeting shall be called, held and conducted in accordance with the provisions of the BCA, the Notice of Articles, the Articles of the Petitioner and the Trust Indenture dated as of May 31, 2006 between the Petitioner and Computershare Trust Company of Canada (the “Trust Indenture”), subject to the terms of this order.

4.

The following documents substantially in the form attached as Exhibits "B", “C” and "D" to the Brett Affidavit, being:

Exhibit:

"B"

Information Circular of the Petitioner with attachments including the Notice of Special Meeting of Shareholders, the Notice of Special Meeting of Debenture Holders,  and the Interim Order;

"C"

Form of proxy for Shareholders’ Meeting; and

“D”

Form of proxy for Debenture Holders’ Meeting

(collectively referred to as the "Materials"), are approved for use in connection with the Shareholders Meeting and the Debenture Holders Meeting, with such amendments thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order.

5.

The record date for determination of shareholders and debenture holders entitled to receive the Materials and to vote at the Shareholders Meeting and the Debenture Holders Meeting shall be at the close of business (Pacific Time) on February 8, 2008 (the "Record Date").

6.

The Materials, with such amendments or additional documents as counsel for the Petitioner may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, and a copy of this Interim Order, be sent to:

(a)

all persons who are shareholders or debenture holders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Shareholders Meeting, in the case of shareholders, and, in the case of debenture holders, on the sixth business day after the granting of this Interim Order, excluding the date of mailing, delivery or transmittal, by one of the of the following methods:

(i)

by prepaid ordinary mail, addressed to each shareholder at its address registered on the share register of the Petitioner and to each debenture holder at its address as shown in the records of the Petitioner;

(ii)

by delivery, in person or by courier service, to the addresses specified in 6(a)(i) above; or

(iii)

by facsimile transmission to any shareholder or debenture holder who identifies itself to the satisfaction of the Petitioner who requests such facsimile transmission and, if required by the Petitioner, is prepared to pay the charges for such facsimile transmission; and

(b)

to the directors and auditors of the Petitioner, by mailing the Materials by prepaid ordinary mail to such persons at least twenty-one (21) days prior to the date of the Shareholders Meeting;

(c)

to the Agent and Trustee under the Trust Indenture, by mailing the Materials by prepaid ordinary mail to such persons on the second business day after the granting of this Interim Order,

and, that compliance with this paragraph shall constitute good and sufficient notice of the Shareholders Meeting and the Debenture Holders Meeting and shall constitute good and sufficient service of the Notice of Hearing of Petition and the Interim Order upon all persons who are entitled to receive such notice of these proceedings and no other form of service need be made and that such service in the case of mailing or delivery pursuant to paragraph 6(a)(i) or (ii) of this order shall be effective on the fifth day after the Notice of Hearing of Petition and this Interim Order are so mailed or delivered and in the case of facsimile transmission service shall be effective upon transmission thereof.

7.

Proof of mailing, delivery or facsimile transmission of the Materials shall be an Affidavit in the name of the person who causes the Materials to be mailed, delivered or transmitted.

8.

No material other than that contained in the Materials needs to be provided to the shareholders or debenture holders of the Petitioner or any other person, in respect of these proceedings and, in particular, service of this Petition, and the accompanying affidavits and additional affidavits as may be filed, is dispensed with.  Any shareholder or debenture holder of the Petitioner or any other person affected by these proceedings who files and delivers to counsel for the Petitioner an appearance herein, shall be entitled to receive documents filed in these proceeding after the date the appearance is filed and delivered.

9.

The quorum required at the Shareholders Meeting shall be the quorum required by the Articles of the Petitioner, being one person present at the commencement of the Shareholders Meeting and being, or representing by proxy, shareholders holding at least 5% of the issued shares entitled to vote at the Shareholders Meeting.

10.

The quorum required at the Debenture Holders Meeting shall be the quorum required by the Trust Indenture, being debenture holders present at the commencement of the Debenture Holders Meeting and being, or represented by proxy, debenture holders representing in the aggregate 20% or more in the principal amount of the outstanding debentures.

11.

Once commenced, the Shareholders Meeting or the Debenture Holders Meeting may be adjourned from time to time and no further notice of such adjournment, or the holding of any adjourned meeting or meetings, need be given thereafter unless the period of adjournment is greater than 30 days.

12.

The shareholders shall be permitted to dissent with respect to the Arrangement in accordance with the provisions of the Dissenters' Rights contained in the Materials so long as such dissenting shareholder does not vote any of his or her shares of the Petitioner in favour of the special resolution, has provided written objection to the special resolution and has delivered such written objection to the Petitioner in accordance with the Materials no later than 48 hours prior to the time fixed for the Shareholders Meeting, and otherwise complies with the requirements of the Dissenters' Rights and provided that the Arrangement becomes effective.

13.

If the Arrangement, with or without variation, is approved and adopted by a special resolution of the shareholders of the Petitioner at the Shareholders Meeting and by a majority in number and 75% in value of the debenture holders of the Petitioner at the Debenture Holders Meeting then, unless the directors of the Petitioner by resolution determine to abandon the Arrangement, and subject to all other conditions to the completion of the Arrangement being met or waived, the Petitioner shall be at liberty to apply to this Court on March 25, 2008, following the Shareholders Meeting and the Debenture Holders Meeting, or at such later date as this Court may on application of the Petitioner direct, for an Order approving the Arrangement and for the purpose of effecting the Arrangement by filing an Amalgamation Application with the Registrar of Companies under the BCA, without further notice to the shareholders and debenture holders of the Petitioner.

14.

The Petitioner shall not be required to comply with Rule 51A of the Rules of Court in relation to the hearing for the final order approving the Arrangement.

15.

Should the hearing to approve the Plan of Arrangement not take place on March 25, 2008, the Petitioner shall give notice of a new hearing date by issuance of a press release in the manner normally undertaken by the Petitioner, at least 2 days prior to the new hearing date.

16.

The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more persons to whom such notice is to be given as provided in this Order, shall not invalidate any resolution passed or proceeding taken at the Shareholders Meeting or the Debenture Holders Meeting.

17.

The Petitioner, its shareholders, debenture holders, directors, and auditors have liberty to apply for such further order or orders as may be appropriate.

BY THE COURT

 _________________________________
Deputy District Registrar

APPROVED AS TO FORM:

No.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

CUSAC GOLD MINES LTD.

PETITIONER

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF

THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS

AMENDED and

IN THE MATTER OF A PROPOSED PLAN OF

ARRANGEMENT BETWEEN CUSAC GOLD MINES LTD.

and

HAWTHORNE GOLD CORP.

INTERIM ORDER

R. Michael Tourigny
Lang Michener LLP
1500 – 1055 W. Georgia Street
Box 11117
Vancouver, B.C. V6E 4N7
(604)689 9111

File ref : 58134-9

APPENDIX E

CUSAC FINANCIAL STATEMENTS

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors’ Report

To The Shareholders of

Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2006 and 2005 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

On March 22, 2007, we reported separately to the Shareholders of Cusac Gold Mines Ltd. on financial statements for the same period prepared in accordance with Canadian generally accepted accounting principles, excluding Note 16, Differences Between Canadian and United States Generally Accepted Accounting Principles, included in the accompanying financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 22, 2007, except for Note 16 which is as of July 11, 2007

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers

On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the Summary of Significant Accounting Policies to the consolidated financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation, 2004 flow through shares and 2004 asset retirement obligations described in the Summary of Significant Accounting Policies, have a material effect on the consolidated financial statements.   Our report to the shareholders dated March 22, 2007, except for Note 16 which is as of July 11, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 22, 2007, except for Note 16 which is as of July 11, 2007

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

December 31	2006	2005
Assets

Current
Cash	$ 121,072	$ 1,010
Receivables	222,127	24,178
Prepaid expenses and deposit	35,423	6,781
Advances (Note 10 (d))	167,670	-
Mine supplies inventory	140,163	-
Flow-through share proceeds (Note 9)	660,000	507,119
	1,346,455	539,088

Deferred financing fees (Note 12)	66,553	-
Long-term investments and advances (Note 2)	203,241	228,896
Property, plant and equipment (Note 3)	788,864	67,508
Resource properties (Note 4)	2,211,569	2,211,569

	$ 4,616,682	$ 3,047,061

Liabilities and Shareholders' Equity

Liabilities

Current
Bank indebtedness (Note 5)	$ -	$ 290,556
Accounts payable and accrued liabilities	940,275	549,539
Loans from related parties (Note 6)	12,605	19,361
Current portion of capital lease obligation (Note 11)	29,205	-
Convertible debentures (Note 12)	1,937,456	-
Subscription payable (Note 7)	20,000	-
	2,939,541	859,456

Capital lease obligation (Note 11)	19,480	-
Asset retirement obligations (Note 13)	638,002	609,324
	3,597,023	1,468,780
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
68,926,436 (2005 – 51,296,133) common shares	23,872,120	21,005,419
Convertible debentures (Note 12)	1,495,212	-
Contributed surplus (Note 8)	1,469,560	1,101,292
Deficit	(25,817,233)	(20,528,430)
	1,019,659	1,578,281

	$ 4,616,682	$ 3,047,061

Approved by the Board:

          /s/ Guildford H. Brett                Director              /s/ David H. Brett                 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

For the years ended December 31	2006	2005	2004

Expenses
Mine operations and maintenance	$ 2,503,108	$ -	$ -
Administration including stock based compensation of
$249,580 (2005 - $103,100; 2004 - $7,900)	1,317,460	662,056	661,147
Amortization of property, plant and equipment	313,057	24,893	42,251
Resource property exploration	1,435,969	949,945	1,120,152

Loss from operations	(5,569,594)	(1,636,894)	(1,823,550)

Other income (expenses)
Amortization of deferred financing fees (Note 12)	(55,376)	-	-
Accretion of convertible debenture discount	(485,551)	-	-
Interest on convertible debenture	(196,623)	-	-
Loss on sale of investments	-	(20,000)	-
Gain (loss) on equipment disposal	(4,011)	2,180	-
Interest income	57,352	8,594	10,167
Recovery of advances written off	35,000	-	-
Investments & advances write-down (Note 2)	-	(21,754)	(135,310)

	(649,209)	(30,980)	(125,143)

Loss before income taxes	(6,218,803)	(1,667,874)	(1,948,693)

Future income tax recovery (Note 9)	930,000	105,567	256,464

Net loss for the year	(5,288,803)	(1,562,307)	(1,692,229)

Deficit, beginning of year	(20,528,430)	(18,966,123)	(17,273,894)

Deficit, end of year	$ (25,817,233)	$ (20,528,430)	$ (18,966,123)

Loss per share – basic and diluted	$ (0.09)	$ (0.03)	$ (0.04)

Weighted average shares outstanding	59,702,733	45,582,619	40,088,695

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

For the years ended December 31	2006	2005	2004

Cash provided by (used in)
Operating activities
Net loss for the year	$(5,288,803)	$(1,562,307)	$ (1,692,229)
Items not involving cash
Acquisition of resource property interests for shares	-	8,700	-
Accretion of convertible debenture discount	485,551	-	-
Accretion expense (Note 13)	28,678	15,403	14,740
Asset retirement costs (Note 13)	-	251,633	-
Amortization of property, plant and equipment	313,057	24,893	42,251
Investment and advances (write-down)	-	21,754	135,310
Recovery of advances written off	(35,000)	-	-
Future income tax recovery	(930,000)	(105,567)	(256,464)
(Gain) Loss on equipment disposal	4,011	(2,180)	-
Loss on sale of investments	-	20,000	-
Stock-based compensation	249,580	103,100	7,900
Net change in
Receivables	(197,949)	(8,342)	(8,474)
Prepaid expenses and deposits	-	3,936	9,205
Accounts payable and accrued liabilities	(293,834)	(92,925)	122,272
	(5,664,709)	(1,321,902)	(1,625,489)
Financing activities
Proceeds from (repayment of) related party loans	(6,756)	7,436	11,925
Proceeds from flow-through shares, net	2,439,780	909,728	680,666
Share capital and subscriptions received, net	822,666	32,000	-
Proceeds received from exercise of stock options	190,935	42,000	5,000
Proceeds received from exercise of warrants	453,287	80,000	204,750
Subscription payable	20,000	-	-
Net proceeds on issue of convertible debentures	2,835,337	-	-
(Repayment of) increase in bank overdraft	(290,556)	(16,960)	305,288
	6,464,693	1,054,204	1,207,629
Investing activities
Net change in
Advances	(167,670)	-	-
Prepaid expenses and deposits	(28,642)	-	-
Mine supplies inventory	(140,163)	-	-
Accounts payable and accrued liabilities	684,570	-	-
Acquisition of property, plant and equipment	(900,791)	(18,054)	(18,409)
Proceeds on equipment disposal	-	6,130	-
Repayment from (advances to) affiliated companies	85,655	156,228	(45,401)
Investment in affiliated and other companies	(60,000)	(48,000)	-
Net proceeds on disposal of investments	-	30,000	-
Increase in restricted cash	(2,751,855)	(923,850)	(720,000)
Decrease in restricted cash	2,598,974	1,065,879	1,120,852
	(679,922)	268,333	337,042
Increase (decrease) in cash	120,062	635	(80,818)
Cash, beginning of year	1,010	375	81,193

Cash, end of year	$121,072	$1,010	$ 375
Supplementary information
Interest paid	$185,215	$42,351	$ 22,203
Income taxes paid	$-	$-	$ -
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Assets acquired through capital lease (Notes 3 and 11)	$55,104	$-	$ -
Acquisition of mineral property for shares (Note 4)	$-	$8,700	$ -
Stock-based compensation (Note 8)	$249,580	$103,100	$ 7,900
Asset retirement obligations (Note 13)	$-	$251,633	$ 342,288
Renouncement of future income tax recovery (Note 9)	$930,000	$105,567	$ 256,464

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies

(Stated in Canadian Dollars)

December 31, 2006 and 2005

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 16.  Details of significant accounting policies are as follows:

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, having only recently restarted operations, has not yet demonstrated profitability. The occurrence in prior periods of significant recurring losses, raises doubt about the validity of this going concern assumption.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to continue to obtain adequate financing arrangements. Management’s plans in this regard are to achieve profitable gold production in 2007 and obtain additional equity or debt financing to as needed to enable the Company to continue its efforts towards the exploration and development of its mineral properties and attain profitable gold production at the Table Mountain Mine.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting	The Company follows Canadian generally accepted accounting principles as set out below.

All figures are reported in Canadian dollars.  Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2006 US $1 : CDN $1.1654 CDN $(1.1346) December 31, 2005 US $1 : CDN $1.1630 CDN $(1.2116) December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Property, Plant and Equipment	Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the declining-balance basis as follows:

Mine plant and buildings - 10% Mine equipment - 30% Office equipment - 20% - 30% Automotive equipment - 30% Leasehold improvements - over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2006, the Company had no material option agreements outstanding that it was pursuing.

Impairment of Long-lived Assets

The Company periodically evaluates the future recoverability of its long-lived assets.  Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Future Income Taxes

Income taxes are accounted for by the liability method.  Under this method, income taxes reflect the deferral of such taxes to future years.  The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long-term Investments and Advances

Long-term investments, which consist primarily of advances to and investments in public companies, are recorded at cost less write-downs, when in management’s opinion, an other-than-temporary impairment in value has occurred.  Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could materially differ from those estimates.  The items which required management to make significant estimates and assumptions in determining carrying value include long-term investments, property, plant and equipment, resource properties, asset retirement obligations, convertible debt, stock-based compensation and future income tax recovery on flow through shares.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2006, 2005 and 2004, potentially dilutive common shares (relating to options, warrants and convertible debt outstanding at year end) totaling 27,633,909 (2005 – 6,365,300; 2004 – 8,600,654) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash, receivables, advances, flow-through share proceeds, long-term investments and advances, bank indebtedness, accounts payable and accrued liabilities, loans from related parties, capital lease obligation and convertible debenture.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Unless otherwise noted, fair values approximate carrying values for these financial instruments.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Stock-based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

See Note 8 for details of assumptions used in the calculations.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders’ equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Asset Retirement Obligations

 Effective January 1, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations”.  The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows.  Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, “Change in Accounting Estimates”.  The discount accretion of the liability is included in determining the results of operations.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2006 and 2005

Flow-through Shares

Prior to March 19, 2004, the Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carryforward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets.  Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Consolidated Statements of Cash Flows.

The proceeds received from flow-through shares were recorded as Increase in Restricted Cash in the Consolidated Statements of Cash Flows.  The amount spent in 2006 on resource property exploration was $2,598,974 (2005 - $1,065,879; 2004 - $1,120,852).

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

1.

Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties.  As at December 31, 2006, the Company’s principal asset, the Table Mountain Property, included a past producing gold mine previously in a care and maintenance mode, as well as various separate exploration areas.  The recoverability of amounts shown for resource properties is dependent upon the continued existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to continue exploration and/or producing gold at the Table Mountain Property as well as future profitable production or proceeds from the disposition of such properties.

2.

Long-term Investments and Advances

	2006		2005
	No. of Shares	Amount	No. of Shares	Amount

Investments
Consolidated Pacific Bay Minerals Ltd., 6% interest in common shares (2005 – 6%)	1,675,667	$203,080	1,275,667	$143,080
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.), 1% interest in common shares (2005 – 1%) and warrants	21,750	-	21,750	-

		203,080		143,080
Advances
Consolidated Pacific Bay Minerals Ltd.		161		85,816

		$203,241		$228,896

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment.  Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) (“ClearFrame”) had common directors during 2004, but as a result of a restructuring, as at December 31, 2005 and 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company.  The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000 ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. During 2005, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000 and the advances were repaid.

During 2004, the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment. The two directors of the Company loaned 750,000 shares of ClearFrame to the Company so that the Company would be in a better position to oppose ClearFrame’s declared intention to consolidate its capital on a 20 for 1 basis, as management of the Company felt that this action would have a

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

2.

Long-term Investments and Advances - Continued

very adverse effect on its investment in ClearFrame. The transfer of the 750,000 shares to the Company increased the Company’s holdings to in excess of 10% of ClearFrame’s outstanding shares, which provided the Company, under the BC Company Act, the right to nominate directors to ClearFrame’s board of directors, which the Company contemplated doing to protect its investment.  In August 2005, the loaned shares were returned to the aforementioned directors after the ClearFrame shareholder’s meeting relating to the proposed consolidation of capital.

On March 5, 2005, the Company purchased 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $48,000 cash; and on October 5, 2005, the Company sold 50,000 post-consolidation shares of ClearFrame for $30,000 cash proceeds.

On December 14, 2006, the Company acquired an additional 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $60,000 through excise of 400,000 common share purchase warrants at $0.15 per share.

Aggregate cost and market value information with respect to long-term investments as at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

Aggregate cost, net of write-downs	$ 203,080	$ 143,080

Aggregate market value	$ 703,780	$ 204,107

Gross unrealized gains	$ 500,700	$ 61,027

During 2006 and 2005, the Company wrote down the value of its long-term investments as follows:

	2006	2005
Investments
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.)	$ -	$ 21,754

During 2004, management believed it was prudent to write down the value of its investment in ClearFrame by $135,310 as the market value of these securities had been trading in a range significantly below the Company’s cost for over one year.  In 2005, ClearFrame proceeded with a 20 old shares for 1 new share consolidation of its capital, which management believed seriously impaired the Company’s ability to realize its costs for these securities.  During 2005, ClearFrame received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period.  Upon revocation of the Cease Trade Order, ClearFrame’s shares will remain suspended until they meet TSX Venture Exchange requirements.  Management believes that the Company’s ability to liquidate its investment in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value.  As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2006 and 2005.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

3.

Property, Plant and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Automotive
equipment	$ 248,512	$ 186,569	$ 61,943	$ 169,806	$ 151,543	$ 18,263
Leasehold
improvements	2,128	2,128	-	2,128	2,128	-
Mine plant and
buildings	593,823	523,121	70,702	515,265	515,265	-
Mine equipment	2,196,160	1,554,428	641,732	1,336,709	1,297,529	39,180
Office equipment	87,314	72,827	14,487	79,271	69,206	10,065
	$3,127,937	$2,339,073	$ 788,864	$2,103,179	$2,035,671	$ 67,508

Mine equipment includes an asset acquired under capital lease at a cost of $55,104, less $16,531 of accumulated amortization for a net book value of $38,573  (Note 11).

4.

Resource Properties

	2006	2005
British Columbia, Canada

Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167

	7,878,569	7,878,569

Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)

	$ 2,211,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Property (the “Property”) is located in the Cassiar district of British Columbia.  The Property consists of 48 (2005 – 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 15,128 hectares (2005 - 12,346) or 138 square kilometers (2005 - 123). During 2006, and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Included in deferred development costs is $264,444 (2005 - $114,602) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

4.

Resource Properties – Continued

Table Mountain Mine - Continued

On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the agreement closed and the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining.  Substantially all the Company’s exploration expenditures in 2006 and 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There was a lien in favor of the Province of British Columbia against the Table Mountain Mine property in connection with unpaid mineral taxes. The Company has provided collateral for the obligation in the form of a letter of credit as outlined in Note 5, which secured the removal of the lien.

The amounts payable will be reduced by the Company’s expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

On August 8, 2006, the Ministry of Mines and Energy issued a new Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property, for which a written permit was issued on November 6, 2006.  This permit requires the Company to deposit $705,000 (2005 - $590,556) with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount
Amount Paid	$264,444
December 31, 2006	150,000
June 30, 2007	150,000
December 31, 2008	140,556
Total	$705,000

5.

Bank Indebtedness

The Company has a $57,000 (2005 - $57,000) letter of credit facility and a $350,000 (2005 - $350,000) line of credit with a bank bearing interest at prime (6% and 5.00% at December 31, 2006 and 2005, respectively) per annum which is collateralized by the Company’s cash and flow-through share proceeds.  The $57,000 letter of credit facility is collateral for the obligation for the unpaid mining taxes (Note 4).  As of December 31, 2006, the Company had approximately $350,000 (2005 - $62,000) of the line of credit available for use.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

6.

Loans To/From Related Parties

Loans payable to directors amounted to $12,605 (2005 - $19,361) and are without interest, security or fixed terms of repayment.

7.

Share Capital

a)

Issued common shares

	2006		2005		2004
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	51,300,133	$ 21,022,019	43,335,712	$ 20,040,158	39,404,981	$ 19,406,206

Issued during the year for:

Cash (net of cash share issue costs of $389,223 (2005 – $77,397; 2004– $139,334), agent’s warrants of $124,967 (2005 and 2004 - $Nil) and renouncement of future income tax recovery of $930,000 (2005 - $105,567 and 2004–$256,464))	14,077,225	2,207,479	7,114,421	845,161	3,377,231	424,202
Warrants exercised	2,786,578	453,287	500,000	80,000	533,500	204,750
Options exercised	766,500	190,935	320,000	48,000	20,000	5,000
Property	-	-	30,000	8,700	-	-

	68,930,436	23,873,720	51,300,133	21,022,019	43,335,712	20,040,158
Less: share subscriptions receivable	-	-	-	(15,000)	-	-
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	68,926,436	$ 23,872,120	51,296,133	$ 21,005,419	43,331,712	20,038,558

On May 31, 2006, by way of a private placement, the Company issued 6,657,500 flow-through units at a price of $0.27 per unit and 3,749,225 non-flow through units at a price of $0.24 per unit, for gross proceeds of $2,697,339, less cash share issuance costs of $233,782 and agent’s warrants of $102,423. Each flow-through unit consisted of one common share and one-half common share purchase warrant. Each whole flow-through share purchase warrant is exercisable to purchase a further non-flow through common share at a price of $0.35 for one-year period. Each non-flow through unit consisted of one common share and one whole warrant. Each whole non-flow through share purchase warrant is exercisable to purchase one common share at a price of $0.35 for one-year period.

In November and December 2006, by way of a non-brokered private placement, the Company issued 3,670,500 flow-through units at a price of $0.26 per unit, for gross proceeds of $954,330, less cash share issuance costs of $155,441 and agent’s warrants of $22,544.  Each flow-through unit consisted of one flow-through common share, and one-half non-flow through purchase warrant.  Each whole warrant entitles the holder to purchase an additional non-flow through common share of the Company at $0.34 for a period of one year.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

As at December 31, 2006, the Company had received $20,000 in subscriptions payable in relation to issuance of shares occurring after year end.

On January 27, 2005, the Company issued 30,000 common shares to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) (see Note 4).  The shares were valued based on the trading price of the common stock at the date of issuance.

On February 28, 2005, the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

On July 6, 2005, the Company issued 550,000 flow-through units by way of a private placement for proceeds of $71,500.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $7,150 in share issuance costs associated with the above private placement by issuing 55,000 common shares to the agent.

On July 12, 2005, the Company issued 160,000 flow-through units by way of a private placement for proceeds of $20,800.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $780 in share issuance costs associated with the above private placement by issuing 6,000 common shares to the agent

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

On August 19, 2005, the Company issued 192,308 flow-through units by way of a private placement for proceeds of $25,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $2,500 in share issuance costs associated with the above private placement by issuing 19,230 common shares to the agent.

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period. The Company incurred $18,600 in share issuance costs associated with the above private placement by issuing 120,000 common shares to the agent.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period. The Company incurred $4,600 in share issuance costs associated with the above private placement by issuing 25,555 common shares to the agent.

The Company received $9,000 of the proceeds of the December 20, 2005 private placement and $6,000 of the proceeds of exercised stock options subsequent to December 31, 2005.  The amounts have been shown above as a reduction of the carrying amount of share capital.

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of a private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement.  Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The Company incurred $39,344 in share issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date, the market value of these shares was approximately $19,500. Additionally, the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

b)

Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2006, 2005 and 2004:

	Number of Warrants	Weighted-Average Exercise price

Balance, December 31, 2003	4,794,500	$0.44
Issued (Series A warrants)	2,269,231	$0.27
Issued (Series B warrants)	226,923	$0.21
Exercised (Series A warrants)	(533,500)	$0.38
Exercised (Series A warrants)	(316,500)	$0.20

Balance, December 31, 2004	6,440,654	$0.39
Issued (Series A warrants)	3,430,300	$0.18
Exercised (Series A warrants)	(500,000)	$0.16
Expired (Series A warrants)	(5,713,731)	$0.41
Expired (Series B warrants)	(226,923)	$0.21
Balance, December 31, 2005	3,430,300	$0.18

Issued (Series A warrants)	14,889,507	$0.35
Exercised (Series A warrants)	(2,786,578)	$0.16
Expired (Series A warrants)	(643,722)	$0.24

Balance, December 31, 2006	14,889,507	$0.35

A summary of the warrants outstanding at December 31, 2006 is as follows:

Type	Number of Warrants	Exercise Price	Expiry Date

Series A	12,075,486	$0.35	May 31, 2007
Series A	1,835,250	$0.34	November 6, 2007
Series A	222,930	$0.26	November 9, 2007	*
Series A	728,471	$0.24	November 30, 2007	**
Series A	27,370	$0.26	December 11, 2007	***
	14,889,507	$0.34

*

These agent’s warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring November 30, 2007.  All of these warrants were exercised subsequent to December 31, 2006.

**

These are agent’s warrants relating to the May 2006 private placement.

***

These agent’s warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring December 11, 2007.  All of these warrants were exercised subsequent to December 31, 2006.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital – Continued

c)

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 20% of its issued shares under option.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of Options	Weighted-Average Exercise Price

Outstanding at December 31, 2003	2,130,000	$0.36
Granted	50,000	$0.37
Exercised	(20,000)	$0.25
Outstanding at December 31, 2004	2,160,000	$0.36

Granted	1,315,000	$0.15
Cancelled/expired	(220,000)	$0.31
Exercised	(320,000)	$0.15
Outstanding at December 31, 2005	2,935,000	$0.25

Granted	1,880,000	$0.27
Cancelled/expired	(1,300,000)	$0.33
Exercised	(766,500)	$0.25

Outstanding at December 31, 2006	2,748,500	$0.23

On November 24, 2006, the Company granted 70,000 stock options, each entitling the holder to purchase one common share at $0.25 for a period of one year.

On August 25, 2006, the Company granted 400,000 stock options, each entitling the holder to purchase one common share at $0.27 for a period of three years.

On April 26, 2006, the Company granted 540,000 stock options, each entitling the holder to purchase one common share at $0.31 for a period of three years.

On March 9, 2006, the Company granted 870,000 stock options, each entitling the holder to purchase one common share at $0.24 for a period of one year.

The weighted-average fair value of options granted during 2006 was approximately $0.13 (2005 - $0.06, 2004 - $0.16) based on the Black-Scholes option pricing model using weighted-average assumptions, as described in Note 8.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital – Continued

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.

A summary of the common share options exercisable and outstanding at December 31, 2006 is as follows:

Number of Options	Exercise Price	Expiry Date
100,000	$0.15	June 29, 2007
706,500	$0.15	September 6, 2007
200,000	$0.15	December 23, 2007
750,000	$0.24	March 9, 2008
540,000	$0.31	April 25, 2010
382,000	$0.27	August 25, 2008
70,000	$0.25	November 24, 2008

2,748,500

8.

Stock-Based Compensation

a)

On May 27, 2004, the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years.  On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

b)

On June 23, 2005, the Company granted 100,000 stock options to a consultant; on September 6, 2005, the Company granted 550,000 stock options to directors for consulting services, and 465,000 stock options to certain consultants; and on December 23, 2005, the Company granted 200,000 stock options to a consultant.  All of these options vested immediately, have an exercise price of $0.15 and a term of two years.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

8.

Stock-Based Compensation - Continued

c)

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.  As a result of the stock option repricing, $12,900 of additional stock based compensation expense was recorded in 2005.

d)

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16.  As a result of the warrant repricing, $10,300 of additional stock-based compensation expense was recorded in 2005.

Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2006	2005	2004
Risk-free rate	4.07%	3.11%	3.02%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	78%	77%	109%
Weighted average expected life of the options (months)	31	24	24

For the year ended December 31, 2006, the compensation cost for stock options granted  totaled $249,580 (2005 - $103,100 including repricing, 2004 – $7,900) which was included in administrative expenses and credited to contributed surplus.

9.

Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2006	2005
Net operating and capital losses	$ 2,783,000	$ 2,167,000
Property, plant and equipment	452,000	348,000
Mineral properties and deferred exploration costs	589,000	589,000
Investments	149,000	52,000
Asset retirement obligations	218,000	93,000
Undeducted financing costs	52,000	50,000
Valuation allowance	(4,243,000)	(3,299,000)
Future tax assets (liabilities)	$ -	$ -

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $240,000 (2005 - $224,000), representing the tax effect of losses which expired during the year.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

9.

Income Taxes – Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2006	2005	2004
Benefit at Canadian statutory rate	$(3,051,000)	$ (639,000)	$ (689,000)
Permanent differences	213,000	9,000	700
Non-deductible stock option compensation	85,000	35,000	2,600
Effect of reduction in statutory rate	-	51,000	-
Non-deductible flow-through costs	887,000	324,000	399,000
Non-deductible accretion expense	-	5,300	5,300
Increase in valuation allowance	936,000	109,133	24,936
Future income tax recovery	$ (930,000)	$ (105,567)	$ (256,464)

The Company’s future tax assets include approximately $149,000 (2005 - $50,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.  The valuation allowance as at December 31, 2006 was increased by $133,000 (2006 - $Nil), representing the tax effect of the unamortized share issuance costs incurred in the period.

The Company has approximately $3,938,000 (2005 - $3,938,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.  In addition, the Company has non-capital losses of approximately $5,590,000 (2005 - $3,634,000) expiring in various amounts from 2007 to 2016 and allowable capital losses of approximately $2,717,000 (2005 - $2,717,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

During 2006, the Company renounced $2,724,565 (2005 – $302,831) of expenditures and recorded a future income tax recovery of $930,000 (2005 – $105,567) in accordance with the accounting treatment of Canadian flow-through shares.  The Company has a commitment to spend $1,315,886 (2005 – $507,119) on Canadian exploration expenditures prior to December 31, 2007.

10.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)

Remuneration paid or payable to directors and officers of the Company in 2006 amounted to $342,000 (2005 - $102,000; 2004 - $167,000).  As at December 31, 2006, $25,720 (2005 - $13,720) was included in accounts payable to a director for remuneration.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

10.

Related Party Transactions - Continued

b)

During 2006, the Company received $66,286 (2005 - $54,600; 2004 - $39,000) for rent and administrative services provided to companies with common directors.  These amounts were recorded as a reduction of administration expenses.

c)

During 2006, a company controlled by the Company’s President charged the Company $Nil (2005 - $Nil; 2004 – $6,000) for web hosting services and Knowledge Management software licenses.

d)

As at December 31, 2006, the Company had advanced $167,670 (2005 - $Nil) for ore hauling, road maintenance and other mine operations services to an entity owned by a related party.  Total payments to this entity during the year were $289,893, including the above-mentioned advance.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

11.

Capital Lease Obligation

The Company acquired a piece of mine equipment  through a capital lease (Note 3). The terms of the lease are as follows:

Monthly lease payment	$ 2,296
Term of the lease	2 years
Imputed Interest rate	22%
Total capital lease payment	$ 55,104
Present value of lease	$ 47,000

Unpaid balance, December 31, 2006	$ 48,685
Less: current portion	(29,205)
Long-term portion of obligation	$ 19,480

12.

Convertible Debentures

In May 2006, the Company issued 813 convertible debentures for gross proceeds of $3,048,750, less financing fees of $213,413.  The debentures mature 18 months after the date of issue and bear interest at an annual rate of 11%.  Principal of these debentures are convertible into common shares at $0.305 per share.  The debentures issued are secured by a charge over all the assets of the Company.

.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

12.

Convertible Debentures – Continued

On July 25, 2006 the Company issued 4,997,511 detachable warrants to the holders of the convertible debentures (6,147 warrants for each convertible debenture). Each entitles the holder to purchase one common share for $0.35 upon exercise of the warrant. Also approved was the issuance of 101,548 broker’s warrants, each warrant entitles the holder to purchase one common share at a price of $0.305 per share for a period of 18 months, expiring on November 30, 2007.

The debentures are classified as a liability, less the portion relating to the conversion features ($1,156,526) and detachable warrants ($440,319) which are classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value.

The difference of $1,596,845 (“the discount”) is being charged to earnings and the added liability over the terms of the debentures using the effective rate method and the 39.66% rate implicit in the calculation.

Year ended
December 31,2006
Fair value of convertible debentures on issue	$ 1,451,905
Accretion of debt discount for the year	485,551
Liability component	$ 1,937,456

Equity component of convertible debenture	$ 1,596,845
Financing costs allocated to equity component	(101,633)
Equity component	$ 1,495,212

Of the $213,413 financing costs and $10,149 of legal expenses related to the convertible debentures, $121,929 was allocated to the debt component of the convertible debentures and $101,633 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

	December 31	December 31
	2006	2005
Deferred financing costs allocated to debt component	$ 121,929	$ -
Less: accumulated amortization	(55,376)	-
Deferred financing charges	$ 66,553	$ -

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

13.

Asset Retirement Obligations

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site.  The estimated costs have been reduced by the estimated salvage value recoveries.  The Company estimated that a total of approximately $705,000 (2005 - $705,000) commencing immediately would be required to complete the retirement obligations.  In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2005 - 5%) (the credit-adjusted risk-free rate) was used.  The majority of the Company’s asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993.  The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 by $14,105 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548.  As at December 31, 2006, the asset retirement liabilities accrued are $638,002 (2005 - $609,324).

The asset retirement obligations accrual required management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.  The liability for accrued asset retirement obligations is comprised as follows:

Balance, January 1, 2004	$327,548
Accretion expense	14,740
Balance, December 31, 2004	342,288
Liabilities incurred during the year	251,633
Accretion expense	15,403
Balance, December 31, 2005	609,324
Accretion expense	28,678
Balance, December 31, 2006	$638,002

14.

Commitments

Commitments not disclosed elsewhere in these financial statements include:

The Company has entered into a lease agreement for office premises in the amount of $2,683 per month, expiring November 29, 2009.

15.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

a)

Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value.  Writedowns are recorded in the Statement of Operations.  United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.  Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations.  The gross unrealized losses described in Note 2 are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

b)

Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees when the exercise price of the awards was at least equal to the quoted market value of the Company’s common stock on the date of grant.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements. The Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123(R) “Share Based Payment”.  Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) which requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

c)

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2006, the Company had renounced $2,724,565 (2005 - $302,831; 2004 - $720,000) in expenses and recorded, under Canadian GAAP, an income tax recovery of $930,000 (2005 - $105,567; 2004 - $254,464).

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference.  The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability upon renunciation will be included as income tax expenses.

Also under US GAAP, as the 2004 flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company’s President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations.  The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:  risk free rate – 2.51%; dividend yield – Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

d)

The Company adopted CICA 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004.  For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003.  At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes.  As a result, no asset retirement liability was accrued as at December 31, 2003.  During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and during 2005, the Company re-evaluated the accrual for asset retirement costs and increased their estimated costs by approximately $705,000.  This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2005 under US GAAP of $251,633, and an asset retirement obligation of $609,324, being the discounted present value of the approximated reclamation costs.  At the end of 2006, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by $Nil (2005 - $251,633 - the full amount of the additional asset retirement obligations) under both Canadian and US GAAP (2004 - $324,288 under US GAAP).

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

e)

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances.  Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners.

f)

Under Canadian GAAP, the proceeds from the issuance of convertible debentures with detachable warrants are allocated to the warrants issued and conversion feature based on their fair values. The remaining proceeds are allocated to debt which is then being accreted to the redemption value of the convertible debentures over the maturity period. On the date of conversion of debt to equity, the carrying value of debt is reclassified to equity with no additional interest accretion.

Under U.S GAAP, the proceeds from the issuance of convertible debentures, which are considered to be conventional convertible debt as defined in EITF 05-2 “The Meaning of “Conventional Convertible Debt Instrument” in Issue EITF No. 00-19”, with detachable warrants are allocated to the warrants issued and the debt instrument based on their relative fair values. The intrinsic value of beneficial conversion feature, which is calculated using the effective conversion rate, is deducted from the portion of the proceeds allocated to the debt instrument. The remaining proceeds are allocated to debt which is being accreted to the redemption value of the convertible debentures over the maturity period. On the date of conversion of debt to equity, the difference between the carrying amount and redemption amount is charged to statement of operations as interest expense. As a result, the portion of proceeds allocated to detachable warrants and beneficial conversion feature under US GAAP, totaled $896,277 were recorded as debt discount which is being accreted over the term of the convertible notes.

The impact of the above on the financial statements is as follows:

	2006	2005	2004
Consolidated Statements of Operations and Deficit

Net loss per Canadian GAAP	$(5,288,803)	$(1,562,307)	$(1,692,229)
Adjustments related to:
Flow through shares (c)	(930,000)	(105,567)	(256,464)
Compensation expense on warrants and
renouncement of tax benefit (c)	-	-	(50,199)
Asset retirement obligation (d)	-	-	(342,288)
Amortization of deferred financing fees (f)	(31,565)	-	-
Accretion expense on convertible debt (f)	173,509	-	-

Net loss per US GAAP	(6,076,859)	(1,667,874)	(2,341,180)
Unrealized gains on investments (a), (e)	439,673	94,080	30,960

Comprehensive loss per United States GAAP	$(5,637,186)	$(1,573,794)	$(2,310,220)

Loss per share per US GAAP
Basic and diluted	$(0.10)	$(0.03)	$(0.06)

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	2006	2005
Balance Sheets

Assets, per Canadian GAAP	$4,616,682	$3,047,061
Adjustments related to:
Long-term investments and advances (a)	500,700	61,027
Deferred financing fees (f)	70,068	-
Assets, per US GAAP	$5,187,450	$3,108,088

Liabilities per Canadian GAAP	$3,597,023	$1,468,780
Adjustments related to: Convertible notes (f)	527,059	-
Liabilities per US GAAP	$4,124,082	$1,468,780

Shareholders’ equity per Canadian GAAP	$1,019,659	$1,578,281
Adjustment related to:	-	-
Accumulated comprehensive loss - Unrealized gain (loss) on investments (a)	500,700	61,027
Convertible notes (f)	(456,991)	-

Shareholders’ equity per US GAAP	$1,063,368	$1,639,308

There were no differences between the cash provided by and used in operating, financing and investing activities under Canadian and US GAAP.

g)

New accounting pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”.  Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities.  These hybrid financial instruments would include both assets and liabilities SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.  The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on the consolidated financial statements.

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2006 and 2005

16.

Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 159 will have on the consolidated financial statements.

APPENDIX F

HAWTHORNE FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Shareholders of

Hawthorne Gold Corp.

We have audited the balance sheets of Hawthorne Gold Corp. as at November 30, 2007 and 2006 and the statements of operations and deficit and cash flows for the year ended November 30, 2007 and for the period from January 18, 2006 to November 30, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the year ended November 30, 2007 and for the period from January 18, 2006 to November 30, 2006 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 18, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

Hawthorne Gold Corp.
Balance Sheets

As at November 30,	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$ 2,749,637	$ 128,429
Accounts receivable	179,747	10,651
Prepaid expenses	250,958	-

	3,180,342	139,080

Plant and equipment (Note 4)	1,139,683	8,190
Mineral properties (Note 5)	4,151,091	169,848

	$ 8,471,116	$ 317,118

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$ 719,610	$ 18,683
Due to related parties (Note 8)	4,330	460
Capital lease obligation - current (Note 7)	164,368	-

	888,308	19,143

Capital lease obligation (Note 7)	289,360	-
Asset retirement obligation (Note 5)	22,179	-
	1,199,847	19,143

SHAREHOLDERS' EQUITY

Share capital (Note 6)	5,717,692	300,000
Contributed surplus (Note 6(f))	2,152,424	-
Deficit	(598,847)	(2,025)

	7,271,269	297,975

	$ 8,471,116	$ 317,118

Nature of continuance of operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 14)

The accompanying notes are an integral part of these financial statements.

Approved by the Board:

"Richard Barclay" "Harvey Brooks"
Director Director

Hawthorne Gold Corp.
Statements of Operations and Deficit

		Period from
		incorporation
		on January 18,
	Year ended	2006 to
	November 30,	November 30,
	2007	2006

Administrative expenses
Amortization	$ 7,508	$ 1,112
Bank charges and interest	36,672	286
Filing fees and transfer agent	13,849	500
Investor relations	80,638	-
Professional fees	37,807	3,051
Project investigation	8,255	-
Rent and office expenses	81,677	1,176
Shareholder information	13,011	-
Stock based compensation	367,498	-
Travel and entertainment	24,341	239
Wages and benefits	77,944	-

Loss before other income and income taxes	(749,200)	(6,364)

Other income
Interest income	101,378	4,339

Loss before income taxes	(647,822)	(2,025)

Future income tax recovery (Note 9)	51,000	-

Loss and comprehensive loss for the year	(596,822)	(2,025)

Deficit, beginning of the year	(2,025)	-

Deficit, end of the year	$ (598,847)	$ (2,025)

Basic and diluted loss per common share	(0.06)	(0.00)

Weighted average number of common shares outstanding	10,793,796	5,913,924

The accompanying notes are an integral part of these financial statements.

Hawthorne Gold Corp.
Statements of Cash Flows

		Period from
		incorporation
		on January 18,
	Year ended	2006 to
	November 30,	November 30,
	2007	2006

Cash provided by (used for)

Operating activities
Loss for the year	(596,822)	(2,025)
Items not involving cash
Amortization	7,508	1,112
Stock based compensation	367,498	-
Future income tax recovery	(51,000)	-
Net changes in non-cash working capital
Accounts receivable	(169,096)	(10,651)
Accounts payable and accrued liabilities	(3,103)	18,683
Prepaid expenses	(250,958)	-
Due to related parties	3,870	460

	(692,103)	7,579

Investing activities
Plant and equipment	(707,174)	(9,302)
Mineral properties	(2,924,177)	(169,848)

	(3,631,351)	(179,150)

Financing activities
Shares issued, net of issuance costs	6,998,423	300,000
Repayment of capital lease	(53,761)	-

	6,944,662	300,000

Net increase in cash	2,621,208	128,429

Cash, beginning of the year	128,429	-

Cash, end of the year	2,749,637	128,429

Interest paid	34,479	-

Income taxes paid	-	-

Supplemental disclosure with respect to cash flows (Note 10).

The accompanying notes are an integral part of these financial statements.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

1.

Nature and Continuance of Operations

Hawthorne Gold Corp. (the “Company”) was incorporated under the laws of British Columbia on January 18, 2006. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company is listed as a Tier one issuer on the TSX Venture Exchange.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations rather than through a process of forced liquidation. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

As at November 30, 2007, the Company has no source of operating cash flows and has not yet achieved profitable operations, has accumulated losses since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they come due.

2.

Significant Accounting Policies

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

b)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding and the treasury stock method is used to calculate diluted earnings per share. For the years presented, this calculation proved to be anti-dilutive.

c)

Plant and equipment

Plant and equipment is recorded at cost less accumulated amortization. Amortization is provided on a declining balance basis on the following rates, which represents the estimated useful lives of the assets:

Rates %

Office furniture	20
Computer equipment	30
Vehicles	30
Buildings	10
Site equipment	20

d)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles of Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities the disclosure of contingent assets and liabilities at the date of the financial statements, and the amount of revenues and expenses reported during the period.  Actual results may differ from those estimates.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

e)

Mineral interests

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

f)

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less, which are readily convertible to known amounts of cash.

g)

Capital leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Rental payments under operating leases are expensed as incurred.

h)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

i)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

j)

Stock-based compensation

The Company uses the fair value based method to recognize compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model.  Any consideration paid on the exercise of stock options is credited to capital stock.

k)

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

l)

Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and at the date of issuance for other non-monetary transactions.

m)

Flow-through shares

Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

If the Company has sufficient unused tax loss carry forward to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3.

Changes in Accounting Policy

Effective December 1, 2006, the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There were no such components to be recognized in comprehensive income for the year ended November 30, 2007.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as due to related parties and capital leases are classified as other financial liabilities, all of which are measured at amortized costs.

No adjustments were required to opening equity as a result of the application of these new standards.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

4.

Plant and Equipment

	Cost $	Accumulated Amortization $	November 30, 2007 Net Book Value $	Cost $	Accumulated Amortization $	November 30, 2006 Net Book Value $
Office furniture	14,672	2,488	12,184	5,671	567	5,104
Computer equipment	23,859	6,133	17,726	3,631	545	3,086
Vehicles	135,391	20,309	115,082	-	-	-
Buildings	940,255	47,012	893,243	-	-	-
Site equipment	112,720	11,272	101,448	-	-	-

	1,226,897	87,214	1,139,683	9,302	1,112	8,190

Included in buildings at November 30, 2007, was $507,489 (2006 – nil) in capital leases. Amortization during the year ended November 30, 2007 amounted to $86,102 (2006 - $1,112), which has been reflected in the financial statements as follows:

	Year ended November 30, 2007	Period from incorporation on January 18, 2006 to November 30, 2006

Mineral properties – balance sheet	$ 78,594	$ -
Amortization – statement of operations and deficit	7,508	1,112

Total amortization recognized, credited to accumulated amortization	$ 86,102	$ 1,112

5.

Mineral Properties

	Frasergold	Carruthers
	Property	Property	Total

Total as at January 18, 2006 (incorporation)	$ -	$ -	$ -

Acquisition/maintenance costs	25,000	2,604	27,604
Camp and expediting	-	62,492	62,492
Geochemical/metallurgical	-	5,159	5,159
Geological	6,457	68,136	74,593

Total mineral properties, November 30, 2006	31,457	138,391	169,848

Acquisition and maintenance	273,284	10,000	283,284
Amortization	78,594	-	78,594
Asset retirement obligation	22,179	-	22,179
Camp and expediting	809,766	-	809,766
Drilling	938,641	-	938,641
Equipment	171,538	-	171,538
Geochemical and metallurgical	109,891	-	109,891
Geological and geophysics	686,305	2,800	689,105
Professional fees	72,356	-	72,356
Stock based compensation	161,695	-	161,695
Travel	82,985	-	82,985
Vehicle costs	33,193	-	33,193
Wages and benefits	528,016	-	528,016

Incurred during the year	3,968,443	12,800	3,981,243

Total mineral properties, November 30, 2007	$ 3,999,900	$ 151,191	$ 4,151,091

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

Frasergold Property, British Columbia

At November 30, 2007, the Frasergold property is comprised of the following mineral claims:

Eureka Resources Inc.

In October 2006, the Company entered into in an option agreement with Eureka Resources, Inc. (“Eureka”) to earn up to a 60% interest in the Frasergold property by incurring the following:

	Cash payments	Minimum work commitments

On signing (paid)	$ 25,000	$ –
September 30, 2007 (expended)	–	500,000
October 31, 2007 (paid)	50,000	–
April 30, 2008 (expended)	–	1,000,000
October 31, 2008	50,000	–
April 30, 2009 (expended)	–	1,000,000
October 31, 2009	50,000	–
April 30, 2010	–	1,000,000

	$ 175,000	$ 3,500,000

In addition to the cash payments of $175,000 and exploration expenditures of $3,500,000, the Company must also complete a feasibility study by April 30, 2010 to earn its initial 51% interest. In the event the feasibility study cannot be completed by April 30, 2010, the Company can pay a cash penalty of $100,000 per quarter to Eureka until January 31, 2012. The Company can earn an additional 9% interest by arranging third party financing for not less than 70% of the estimated capital costs required for commercial production of the property for Eureka on the same terms and conditions as the Company. If the Company fails to arrange third party financing for production, Eureka can arrange third party financing and earn an additional 2% interest from the Company.

Dajin Resources Corp.

In May 2007, the Company entered into in an option agreement with Dajin Resources Corp. (“Dajin”) to earn up to a 70% interest in certain mineral claims by incurring the following:

	Cash payments	Minimum work commitments

On signing (paid)	$ 100,000	$ –
May 29, 2008 (expended)	–	150,000
May 29, 2009	–	150,000
November 30, 2010	–	200,000

	$ 100,000	$ 500,000

On the exercise of the option, Dajin may elect to either remain a 30% working interest partner or, for no additional consideration, convert its 30% working interest into a 2% NSR.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

Bourdon Property

In June 2007, the Company entered into an option agreement with a property vendor to earn a 100% interest in a mineral claim by incurring the following:

	Cash payments	Share payments

On signing (paid and issued)	$ 20,000	10,000
May 29, 2008	30,000	15,000
May 29, 2009	40,000	20,000
November 30, 2010	50,000	25,000

	$ 140,000	70,000

In the event the Bourdon property is subject to a positive feasibility study, the Company will issue an additional 150,000 common shares. The property is subject to a two percent (2%) NSR of which fifty percent (50%) may be purchased for the sum of $1,000,000.

Addie Property

In September 2007, the Company acquired certain mineral claims by issuing 50,000 shares. The property is subject to a two percent (2%) NSR of which fifty percent (50%) may be purchased for the sum of $1,000,000.

Carruthers Property, British Columbia

In May 2006, the Company entered into in an option agreement with Cariboo Rose Resources Ltd. (“Cariboo”) (formerly Wildrose Resources Ltd.) to earn a 60% interest in the Carruthers property by incurring the following:

	Cash payments	Minimum work commitments

April 25, 2007 (paid)	$ 10,000	$ –
April 25, 2008 (work commitment fulfilled)	15,000	100,000
April 25, 2009	15,000	–
April 25, 2010	20,000	–
April 25, 2011	30,000	–
April 25, 2012	50,000	900,000

	$ 140,000	$ 1,000,000

The property is subject to back-in rights by the underlying claim owner, Phelps Dodge (“Phelps”), whereby Phelps can earn back a 60% interest in the property by incurring the greater of $1,500,000 or exploration expenditures that are 200% greater than expenditures to date by Cariboo and the Company. If Phelps earned back a 60% interest, the Company’s interest would be reduced to 24%. The back-in election must be made the earlier of June 2009 or completion of 2,500 meters of drilling. Phelps may earn an additional 10% by completing a feasibility study within three years of earning its back-in rights. If Phelps elects not to exercise its back-in rights, it will be entitled to a 2.5% NSR, which can be reduced to 1% by payment of $1,500,000.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

Asset Retirement Obligation

A continuity of the asset retirement obligation relating to the mineral properties is as follows:

	2007	2006

Asset retirement obligation – beginning balance	$ -	$ -
Liabilities incurred	22,179	-
Accretion expense	-	-

Asset retirement obligation – ending balance	$ 22,179	$ -

The total undiscounted amount of estimated cash flows required to settle the obligations is $57,527, which was adjusted for inflation at the rate of 2% and then discounted at 10%.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

6.

Share Capital

a)

Authorized

Unlimited Class A common shares, without par value

b)  Issued

	2007		2006
	Shares	Amount	Shares	Amount

Common shares

Balance, beginning of year	6,800,000	$ 300,000	-	$ -

Private placement	3,964,375	3,917,270	6,800,000	300,000
Initial public offering	3,350,000	2,010,000	-	-
Mineral properties	60,000	93,500	-	-
Warrants exercised	4,000	3,800	-	-
Cost related to financings	284,500	(555,878)	-	-
Less tax benefits renounced to subscribers	-	(51,000)	-	-

Balance, end of year	14,462,875	$5,717,692	6,800,000	$ 300,000

In January 2007, the Company closed a private placement for 680,000 shares at $0.25 per share for gross proceeds of $170,000.

In April 2007, the Company closed its Initial Public Offering (the “IPO”) of 3,350,000 common shares for gross proceeds of $2,010,000. The Company paid the agents a commission of 7% of the gross proceeds of the IPO, or $140,700, by issuing 234,500 common shares of the Company. The $140,700 was recorded as an addition to share capital and offset against cost of financing. In addition, the Company also issued 335,000 broker warrants exercisable at $0.60 for two years and paid a corporate finance fee of $12,500 by issuing 50,000 shares.

In July 2007, the Company closed a non-brokered private placement for gross proceeds of $5,255,000. The private placement consisted of 3,284,375 units priced at $1.60 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of two years from closing to acquire one common share at a price of $1.75 per share. The warrants are subject to an accelerated expiry if the closing price of the common shares on the TSX-V is greater than or equal to $2.25 for any 10 consecutive trading days. In which case, the Company can elect to accelerate the expiry of the warrants to 30 days following the date of such notice. The Company paid a cash commission of 6% or $302,400 on funds sourced to eligible finders in respect of certain units placed under the financing. The fair value of warrants was estimated using the Black-Scholes option pricing model (assumptions include a risk free rate of 4.25%, estimated volatility of 111%, expected life of 2 years and expected dividend yield of 0%) and $1,507,730 of the proceeds of the financing was credited to contributed surplus.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

In accordance with the terms of offerings and certain provisions of the Income Tax Act (Canada), in December 2006, the Company renounced for income tax purposes, exploration expenditures of $150,000 to subscribers of the flow through common shares in a private placement closed in July 2006, for which the Company incurred the eligible expenditures. The Company recorded $51,000 for the future effect on income taxes related to flow through shares as a reduction of share capital and as a future income tax recovery in the statement of operations and deficit.

c)

Warrants

The continuity of warrants is as follows:

	Number of common shares	Weighted average exercise price

Balance, November 30, 2006	-	$ -

Issued	1,977,188	1.56
Exercised	(4,000)	0.60

Balance, November 30, 2007	1,973,188	$ 1.55

The fair value of the 335,000 broker warrants issued in connection with the initial public offering has been estimated at $116,901 using the Black-Scholes option pricing model with the following assumptions:

Year ended November 30,	2007	2006

Risk free interest rate	4.25%	-
Expected dividend yield	-%	-
Stock price volatility	110%	-
Expected life of warrants	2 years	-
Fair value of warrants	$0.35	-

d)

Options

The Company adopted a rolling stock option plan, whereby 10% of the Company's issued and outstanding share capital may be granted to officers, directors, employees and consultants of the Company.

The continuity of options is as follows:

	Number of common shares	Weighted Average exercise price
Balance, November 30, 2006	-	$ -

Granted	1,395,000	0.86
Cancelled	(6,000)	1.60

Balance, November 30, 2007	1,389,000	$ 0.86

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

The fair value of share options used has been estimated using the Black-Scholes option pricing model with the following assumptions:

Year ended November 30,	2007	2006

Risk free interest rate	4.25%	-
Expected dividend yield	-%	-
Stock price volatility	111%	-
Expected life of options	5 years	-
Fair value of options	$0.89	-

The exercise prices of all share purchase options granted were at the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the year ended November 30, 2007, which have been reflected in the financial statement as follows:

	Year-ended November 30, 2007	Period from incorporation on January 18, 2006 to November 30, 2006

Mineral properties – balance sheet	$ 161,695	$ -
Stock based compensation – statement of operations and deficit	367,498	-

Total compensation cost recognized, credited to contributed surplus	$ 529,193	$ -

e)

Shares held in escrow

As at November 30, 2007, there were 3,435,000 common shares (2006 – nil) of the Company held in escrow. The escrowed shares are released every six months and the length of the agreement is three years.

f)

Contributed surplus

Year ended November 30,	2007	2006

Balance, beginning of year	$ -	$ -
Stock based compensation for stock options	529,193	-
Stock based compensation for broker warrants	116,901	-
Stock based compensation for warrants	1,507,730	-
Exercise of broker warrants	(1,400)

Balance, end of year	$ 2,152,424	$ -

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

7.

Capital Lease

The Company is committed to a capital lease for its camp facilities as follows:

Capital lease

2008	$ 176,479
2009	176,479
2010	198,240

Total lease payments and buyout	551,198
Less: amount representing interest	97,470
Present value of minimum payments	$ 453,728

8.

Related Party Transactions

a)

During the year ended November 30, 2007, the Company paid rent of $36,000 (2006 - $1,000) to a company with common officers and directors.

b)

Included in accounts payable at November 30, 2007, was $4,330 (November 30, 2006 - $460) payable to related parties without interest.

9.

Income Taxes

A reconciliation of income taxes at statutory rates is as follows;

	Year Ended November 30, 2007	Period from incorporation on January 18, 2006 to November 30, 2006

Loss before income taxes	$(647,822)	$(2,025)

Expected income tax recovery	$221,037	$691
Non-deductible expenses	(203,480)	(379)
(Unrecognized) recognized benefits of non-capital losses	33,443	(312)

Total income tax recovery	$51,000	$-

Details of future income taxes assets are as follows:

	November 30, 2007	November 30, 2006

Equipment	$27,036	$379
Resource deductions	54,953	10,062
Non-capital losses available for future periods	16,234	312

	98,223	10,753
Valuation allowance	(98,223)	(10,753)

Net future income tax assets	$-	$-

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

The Company has non-capital loss carryforwards for Canadian income tax purpose of approximately $52,400 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire in 2026. In addition, the Company has resource deductions of approximately $4,330,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

10.

Supplemental Disclosure with Respect to Cash Flows

The significant non-cash transaction for the year ended November 30, 2007 was the inclusion in accounts payable of $709,521 (2006 - $8,422) in mineral property expenditures and $7,168 (2006 - $4,236) in plant and equipment expenditures.

In conjunction with the Company’s IPO in April 2007, the Company paid the agents a corporate finance fee of $12,500 by issuing 50,000 shares at a price of $0.25. The Company also paid the agents a commission of 7% of the gross proceeds of the IPO, or $140,700, by issuing 234,500 common shares of the Company. The Company also issued 335,000 broker warrants exercisable at $0.60 for two years. The fair value of the 335,000 broker warrants issued in connection with the initial public offering has been estimated at $116,901 using the Black-Scholes option pricing model.

During the year ended November 30, 2007, the Company issued 60,000 common shares (2006 – nil) valued at $93,500 for the acquisition of mineral properties.

11.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and due to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12.

Segmented Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.  All of the Company’s properties and equipment are located in Canada.

13.

Commitments

The Company is committed to certain cash payments and exploration expenditures as described in Note 5.

14.

Subsequent events

Subsequent to the year ended November 30, 2007, the Company signed a definitive agreement with Cusac Gold Mines Ltd. ("Cusac") on a Plan of Arrangement to merge the two companies (the “Transaction”). Under the terms of the Transaction, shareholders of Cusac will receive one (1) common share of the Company in exchange for each nineteen (19) Cusac common shares (the "Shareholders"). In addition, for each two dollars of principal and interest owed to each Cusac Convertible Debentureholder (the "Debentureholders"), the Company will issue one (1) common share of the Company. Cusac stock options and warrants will be assumed by the Company, using the effective nineteen (19) to one (1) ratio. On closing of the Transaction, the Company will issue approximately 6.15 million common shares to Cusac Shareholders and Debentureholders.

As part of the Transaction, Cusac assigned all its rights to the option to acquire certain mineral claims near Cassiar, British Columbia (the "Property") from American Bonanza Gold Corp. ("Bonanza"), dated June 7, 2007. The Property covers the majority of the Taurus Deposit. The balance of the Taurus deposit is held 100% by Cusac. The assigned agreement with Bonanza requires the Company to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid subsequently), $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility or production, whichever comes first. Pursuant to the agreement, the Company is required to issue 250,000 common shares to Bonanza on or before December 22, 2008.

Hawthorne Gold Corp.

Notes to the Financial Statements

For the year ended November 30, 2007

Subsequent to the year ended November 30, 2007, the Company closed a non-brokered private placement for gross proceeds of $3,000,000. The private placement consisted of 1,875,000 units priced at $1.60 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of eighteen months from closing to acquire one common share at a price of $2.25 per share. The Company paid a commission of 5% or $148,500 on funds sourced to eligible finders in respect of certain units placed under the financing. The finder elected to take the fee in common shares at a conversion price of $1.60 per share or 92,813 common shares.

Subsequent to the year ended November 30, 2007, the Company entered into a six year office lease that commits the Company to approximately $1.6 million in office rent.

APPENDIX G

PRO FORMA BALANCE SHEET

HAWTHORNE GOLD CORP.

PROFORMA CONSOLIDATED

BALANCE SHEET AND STATEMENT OF OPERATIONS

AS AT NOVEMBER 30, 2007

(Unaudited – see Notice to Reader)

COMPILATION REPORT ON PROFORMA CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERTAIONS AND DEFICIT

To the Directors of

Hawthorne Gold Corp. and Cusac Gold Mines Ltd.

We have read the accompanying unaudited proforma consolidated balance sheet and statement of operations of Hawthorne Gold Corp. (“the Company”) as at November 30, 2007 and have performed the following procedures.

1.

Compared the figures in the columns captioned “Hawthorne Gold Corp. as at November 30, 2007” and “Hawthorne Gold Corp. Year ended November 30, 2007” to the audited financial statements of the Company as at November 30, 2007 and found them to be in agreement.

2.

Compared the figures in the column captioned “Cusac Gold Mines Ltd. as at September 30, 2007” (“Cusac”) to the unaudited consolidated financial statements of Cusac as at September 30, 2007 and found them to be in agreement.

3.

Compared the figures in the column captioned “Cusac Gold Mines Ltd. year ended December 31, 2007” to the unaudited and management prepared consolidated financial statements of Cusac as at December 31, 2007 and found them to be in agreement. These figures are subject to change and subject to audit adjustments.

4.

Made enquiries of certain officials of the Company and Cusac who have responsibility for financial and accounting matters about:

a) the basis for determination of the proforma adjustments; and

b) whether the proforma financial statements comply as to form in all material respects with the TSX Venture Exchange policies.

The officials:

a) described to us the basis for determination of the proforma adjustments; and

b) stated that the proforma financial statements comply as to form in all material respects with the TSX Venture Exchange policies.

5.

Read the notes to the proforma statements, and found them to be consistent with the basis described to us for determination of the proforma adjustments.

6.

Recalculated the application of the proforma adjustments to the aggregate of the amounts in the columns captioned “Proforma Consolidated as at November 30, 2007” and found the amounts in the column to be arithmetically correct.

Page 2…

The proforma balance sheet and statement of operations and deficit are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the proforma adjustments and the application of the adjustments to the historical financial information. Accordingly, we have expressed no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the proforma balance sheet and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 13, 2008

Hawthorne Gold Corp.

Proforma Balance Sheet

As at November 30, 2007

(Unaudited – see Notice to Reader)

	Hawthorne Gold Corp. As at November 30, 2007 $	Cusac Gold Mines Ltd. As at September 30, 2007 $	Merger Note 2(a) $	Financing Note 2(b) $	Acquisition Note 2(c) $	As at November 30, 2007 Proforma Consolidated $
ASSETS
Current assets
Cash and cash equivalents	2,749,637	1,033	-	3,000,000	(1,000,000)	4,750,670
Accounts receivable	179,747	191,355	-	-	-	371,102
Prepaid expenses	250,958	89,475	-	-	-	340,433
Deposit	-	10,213	-	-	-	10,213
Inventory	-	58,475	-	-	-	58,475
Flow through share proceeds	-	367,875	-	-	-	367,875
	3,180,342	718,426	-	3,000,000	(1,000,000)	5,898,768

Deferred financing charges	-	12,103	-	-	-	12,103
Long-term investments	-	880	-	-	-	880
Plant and equipment	1,139,683	632,815	-	-	-	1,772,498
Mineral properties	4,151,091	3,927,576	8,090,440	-	1,000,000	17,169,107

	8,471,116	5,291,800	8,090,440	3,000,000	-	24,853,356
LIABILITIES
Current liabilities
Bank indebtedness	-	397,769	-	-	-	397,769
Accounts payable and accrued liabilities	719,610	1,953,800	-	-	-	2,673,410
Due to related party	4,330	41,817	-	-	-	46,147
Capital lease obligation – current	164,368	26,781	-	-	-	191,149
	888,308	2,420,167	-	-	-	3,308,475

Convertible debenture	-	2,716,735	(2,716,735)	-	-	-
Asset retirement obligation	22,179	659,510	-	-	-	681,689
Capital lease obligation	289,360	-	-	-	-	289,360
	1,199,847	5,796,412	(2,716,735)	-	-	4,279,524
SHAREHOLDERS’ EQUITY (DEFICIT)
Share capital	5,717,692	26,502,459	(26,502,459) 10,302,563	3,000,000	-	19,020,255
Convertible debenture	-	1,495,212	(1,495,212)	-	-	-
Contributed surplus	2,152,424	1,819,343	(1,819,343)	-	-	2,152,424
Deficit	(598,847)	(30,321,626)	30,321,626	-	-	(598,847)

	7,271,269	(504,612)	10,807,175	3,000,000	-	20,573,832

	8,471,116	5,291,800	8,090,440	3,000,000	-	24,853,356

The accompanying notes are an integral part of these consolidated condensed proforma financial statements.

Approved by the Directors:

 “Richard Barclay”

 Director

“Harvey Brooks”

 Director

Hawthorne Gold Corp.

Proforma Condensed Statement of Operations and Deficit

Year ended November 30, 2007

(Unaudited – see Notice to Reader)

	Hawthorne Gold Corp. Year ended November 30, 2007 (Audited) $	Cusac Gold Mines Ltd. Year ended December 31, 2007 (Unaudited) $	Year ended November 30, 2007 Proforma Consolidated $

Revenue (net of treatment and refining)	-	366,641	366,641

Expenses
Administrative	741,692	1,064,142	1,805,834
Amortization	7,508	226,119	233,627
Exploration	-	895,856	895,856
Mine operations and maintenance	-	2,498,987	2,498,987
	(749,200)	(4,685,104)	(5,434,304)

Loss before other income and income taxes	(749,200)	(4,318,463)	(5,067,663)

Other income (expenses)
Amortization of deferred financing	-	(54,450)	(54,450)
Accretion of convertible debt discount	-	(850,410)	(850,410)
Interest expense on convertible debenture	-	(246,304)	(246,304)
Interest income	101,378	18,666	120,044
Gain on sale of equipment	-	13,782	13,782
Gain on sale of investment	-	604,094	604,094
	101,378	(514,622)	(413,244)

Loss before income taxes	(647,822)	(4,833,085)	(5,480,907)

Future income tax recovery	51,000	-	51,000

Loss and comprehensive loss for the year	(596,822)	(4,833,085)	(5,429,907)

The accompanying notes are an integral part of these consolidated proforma condensed financial statements.

1.

Basis of presentation

This proforma consolidated balance sheet and statement of operations of Hawthorne Gold Corp. (the “Company”), which have been prepared for inclusion in and to be read in conjunction with Cusac Gold Mines Ltd. (“Cusac”) Information Circular dated February 13, 2008 to the proposed transactions described below, has been compiled in accordance with generally accepted accounting principles in Canada and is based upon the historical financial statements of the Company after giving effect to the transactions and adjustments described in Notes 2 and 3.

The proforma consolidated balance sheet and statement of operations are not necessarily indicative of the financial position that would have been attained had the transactions actually taken place at the dates indicated and do not purport to be indicative of the effects that may be expected to occur in the future. The proforma consolidated condensed balance sheet and statement of operations and deficit were compiled from the following financial information and include all adjustments which, in the opinion of management, are necessary for fair presentation:

(a)

the audited financial statements of the Company as at November 30, 2007;

(b)

the unaudited consolidated financial statements of Cusac as at September 30, 2007;

(c)

 the unaudited and management prepared consolidated financial statements of Cusac for the year ended December 31, 2007

(d)

the additional information set out in Notes 2 and 3.

2.

Proforma transactions

The unaudited proforma consolidated balance sheet gives effect to the merger of the Company and Cusac as if it had occurred on November 30, 2007. The unaudited proforma consolidated statement of operations gives effect to the acquisition as if it had occurred on the first day of the periods presented.

The proforma consolidated financial statements were prepared based on the following assumptions:

a)

Merger with Cusac Gold Mines Ltd.

In December 2007, the Company and Cusac signed a definitive agreement on a Plan of Arrangement to merge the two companies (the “Transaction”). Under the terms of the Transaction, shareholders of Cusac will receive one (1) common share of the Company in exchange for each nineteen (19) Cusac common shares (the "Shareholders"). In addition, for each two dollars of principal and interest owed to each Cusac Convertible Debentureholder (the "Debentureholders"), the Company will issue one (1) common share of the Company. Cusac stock options and warrants will be assumed by the Company, using the effective nineteen (19) to one (1) ratio. On closing of the Transaction, the Company will issue approximately 6 million common shares to Cusac Shareholders and Debentureholders at the following values:

	Number of shares	Price per share (1)	Value ascribed

Cusac Shareholders	4,429,589	$1.78	$7,884,668
Cusac Debentureholders	1,358,368	$1.78	$2,417,895

	5,787,957		$10,302,563

(1) The price of the Hawthorne Shares as reported by the TSX-V at the close of business on November 30, 2007, was $1.78.

The excess of the acquisition costs over the net asset value of Cusac, being $8,090,440, was allocated to mineral property.

The total purchase price of $10,302,563 has been allocated as follows:

Current assets	$ 718,426
Deferred financing charges	12,103
Long term investments	880
Plant and equipment	632,815
Mineral properties	12,018,016
Current Liabilities	(2,420,167)
Asset retirement obligation	(659,510)
$ 10,302,563

b)

Option agreement with American Bonanza

As part of the Transaction, Cusac assigned all its rights to the option to acquire certain mineral claims near Cassiar, British Columbia (the "Property") from American Bonanza Gold Corp. ("Bonanza"), dated June 7, 2007, to the Company. The Property covers the majority of the Taurus Deposit. The balance of the Taurus deposit is held 100% by Cusac. The assigned agreement with Bonanza requires the Company to pay $6 million over two years, including $1 million by December 22, 2007 which was paid by the Company.

c)

Private placement

In December 2007, the Company closed a non-brokered private placement for gross proceeds of $3,000,000. The private placement consisted of 1,875,000 units priced at $1.60 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of eighteen months from closing to acquire one common share at a price of $2.25 per share. The Company paid a commission of 5% or $148,500 on funds sourced to eligible finders in respect of certain units placed under the financing. The finder elected to take the fee in common shares at a conversion price of $1.60 per share or 92,813 common shares.

3.

Share capital

Share capital as at November 30, 2007 in the proforma consolidated condensed balance sheet is comprised of the following:

	Number of shares	Share Capital	Contributed Surplus

Authorized
Unlimited common shares without par value

Issued
Capital stock of Hawthorne as at November 30, 2007	14,462,875	$ 5,717,692	$2,152,424
Capital stock of the Cusac as at September 30, 2007	84,162,191	26,502,459	1,819,343
Private placement of Hawthorne (see note 2(c))	1,967,813	3,000,000	-
Shares to be issued to Cusac Shareholders and Debenture holders pursuant to the acquisition (see note 2(a))	5,787,957	10,302,563	-
Elimination of capital stock of Cusac	(84,162,191)	(26,502,459)	(1,819,343)

	22,218,645	$19,020,255	$2,152,424

APPENDIX H

PROPOSED FORM OF FINAL ORDER

No. ◆
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

CUSAC GOLD MINES LTD.

PETITIONER

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
BETWEEN CUSAC GOLD MINES LTD. and
HAWTHORNE GOLD CORP.

FINAL ORDER

BEFORE THE HONOURABLE JUSTICE	) ) )	TUESDAY, THE 19TH DAY OF MARCH, 2008

THE APPLICATION of Cusac Gold Mines Ltd., (“Cusac”) coming on for hearing at Vancouver, British Columbia on the 19th day of March, 2008 and on hearing R. Michael Tourigny, counsel for the Petitioner, and no one appearing on behalf of any shareholders or debenture holders of the Petitioner, or any other interested party; AND UPON considering the fairness of the terms and conditions of the arrangement and the transactions contemplated thereunder and the rights and interests of every person affected thereby; AND UPON finding that the terms and conditions of the arrangement and the transactions contemplated thereunder are fair to the Cusac shareholders and debenture holders;

H-1

AND UPON BEING ADVISED that it is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of 1933, as amended, (the “1933 Act”) and that the declaration of the fairness of, and the approval by, this Honourable Court of the Arrangement contemplated in the Plan of Arrangement, will serve as the basis for an exemption from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof, for the issuance and exchange of securities contemplated in connection with the Arrangement;

THIS COURT ORDERS that:

1.

The Arrangement as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances and exchanges of securities contemplated therein, is fair and reasonable to the Cusac shareholders and debenture holders to whom Hawthorne Gold Corp. (“Hawthorne”) shares will be issued.

2.

The Arrangement as provided for in the Plan of Arrangement involving Cusac, its shareholders and debenture holders and Hawthorne, a copy of which is attached as Schedule “A” hereto, be and the same is hereby approved pursuant to the provisions of section 291 of the Business Corporations Act, S.B.C. 2002, c.57 as amended; and

3.

The Petitioners shall have liberty to apply to this Honourable Court for such further order or orders as they may deem advisable.

By the Court

Deputy District Registrar

APPROVED AS TO FORM:

________________________________________
Counsel for the Petitioner

H-2

APPENDIX I

DISSENT PROVISIONS OF THE BCBCA

Division 2 – Dissent Proceedings

Definitions and application

237  (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238  (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i)  the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on  whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239  (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i)  the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240  (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241  If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242  (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)  the date on which the shareholder learns that the resolution was passed, and

(ii)  the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)  the name and address of the beneficial owner, and

(ii)  a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243  (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)  the date on which the company forms the intention to proceed, and

(ii)  the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244  (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245  (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246  The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247  If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division